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ALLTEL CORPORATION
One Allied Drive • Little Rock, Arkansas 72202
Telephone (501) 905-8000
www.alltel.com

March 3, 2003

Dear Stockholder:

The 2003 Annual Meeting of Stockholders of ALLTEL Corporation will be held on Thursday, April 24, 2003, for the purposes set forth in the accompanying notice. The matters to be voted upon are explained in the proxy statement included with the notice.

Please complete and return your proxy as promptly as possible or vote on the Internet or by telephone in accordance with the instructions set forth on the proxy card. Thank you for your assistance.

Sincerely,

Scott T. Ford
President and Chief Executive Officer

ALLTEL CORPORATION
Notice of Annual Meeting of Stockholders
April 24, 2003

To the Stockholders of
ALLTEL Corporation:

Notice Is Hereby Given That the 2003 Annual Meeting of Stockholders of ALLTEL Corporation ("ALLTEL") will be held in the ALLTEL Arena, One ALLTEL Arena Way (Washington Street Box Office Entrance), North Little Rock, Arkansas 72114, on Thursday, April 24, 2003, at 11:00 a.m. (local time), for the following purposes:

1. To elect directors to the class whose term will expire in 2006.

2. To transact such other business as may properly come before the meeting or any adjournment thereof, including a stockholder proposal related to ALLTEL's employment opportunity policy.

Appendix A to this proxy statement contains audited financial statements and certain other financial information required by the rules and regulations of the Securities and Exchange Commission ("SEC"). In addition, a copy of the Annual Report for the calendar year 2002 accompanies this proxy statement.

Only holders of Common Stock of record at the close of business on February 24, 2003, are entitled to notice of and to vote at the meeting or at any adjournment thereof; holders of unexchanged shares of companies previously acquired by ALLTEL are entitled to notice of the meeting and will be entitled to vote if they have exchanged those shares for ALLTEL shares by April 24, 2003.

By Order of the Board of Directors,

FRANCIS X. FRANTZ,
Secretary

Little Rock, Arkansas
March 3, 2003

WHETHER OR NOT YOU PLAN TO ATTEND THIS MEETING, PLEASE FILL IN, SIGN, DATE, AND RETURN THE ACCOMPANYING PROXY IN THE ENCLOSED ENVELOPE OR VOTE ON THE INTERNET OR BY TELEPHONE IN ACCORDANCE WITH THE INSTRUCTIONS SET FORTH ON THE PROXY CARD.

ALLTEL Corporation
One Allied Drive
Little Rock, Arkansas 72202

PROXY STATEMENT

This Proxy Statement is furnished in connection with the solicitation of proxies by the Board of Directors of ALLTEL Corporation ("ALLTEL") to be used at its 2003 Annual Meeting of Stockholders to be held on Thursday, April 24, 2003, and at any adjournment or adjournments thereof. Shares represented by properly executed proxies will be voted at the meeting. If a choice is specified by a stockholder, the proxy will be voted in accordance with that choice. Any proxy may be revoked at any time if it has not already been exercised.

This Proxy Statement is being mailed to stockholders beginning on March 3, 2003.

The close of business on February 24, 2003, has been fixed as the record date for the determination of stockholders entitled to notice of and to vote at the meeting or any adjournment thereof. On the record date, there were outstanding and entitled to vote 311,085,338 shares of Common Stock; up to 129,817 additional shares of Common Stock would be entitled to vote in the event unexchanged shares of companies previously acquired by ALLTEL were exchanged for ALLTEL shares by April 24, 2003.

On all matters to be acted upon at the meeting, each share of Common Stock is entitled to one vote per share. Under Delaware law and ALLTEL's Restated Certificate of Incorporation, if a quorum is present at the meeting, the five nominees for election as directors for the term ending in 2006 who receive the greatest number of votes cast for the election of directors at the meeting by the shares present in person or by proxy and entitled to vote shall be elected directors for the term ending in 2006, and any other matters submitted to a vote of the stockholders, must be approved by the affirmative vote of the majority of shares present in person or by proxy and entitled to vote on the matter. In the election of directors, any action other than a vote for a nominee will have the practical effect of voting against the nominee. Abstention from voting will have the practical effect of voting against any of the other matters because the abstention results in one less vote for approval. Broker nonvotes on one or more matters will have no impact because they are not considered "shares present" for voting purposes.

ELECTION OF DIRECTORS

The ALLTEL Board of Directors presently consists of fourteen members divided into three classes, two of which consist of five members and one of which consists of four members. Messrs. Joe T. Ford, Dennis E. Foster, John P. McConnell and Fred W. Smith, and Ms. Josie C. Natori, currently members of the class whose term expires in 2003, are nominees for election at the 2003 Annual Meeting for the term ending in 2006. Following the election of directors at the 2003 Annual Meeting, the Board of Directors will consist of fourteen members divided into three classes, two of which will consist of five members (the class of 2005 and the class of 2006), and one of which will consist of four members (the class of 2004).

Unless otherwise directed, the persons named in the accompanying form of proxy will vote that proxy for the election of the five persons named below, with each to hold office for a term of three years until the 2006 Annual Meeting or until his or her successor is elected and qualified. In case any nominee is unable to serve (which is not anticipated), the persons named in the proxy may vote for another nominee of their choice. For each nominee and each director whose term expires in 2004 and 2005, there follows a brief listing of principal occupations for at least the past five years, other major affiliations, ALLTEL Board Committees, and age. The year in which each such person was initially elected as an ALLTEL director is also set forth below (which, in the case of each of Messrs. Joe T. Ford and Emon A. Mahony, is the year in which his directorship commenced with ALLTEL's predecessor company, Allied Telephone Company). Mr. Scott T. Ford is the son of Mr. Joe T. Ford.

NOMINEES — TERM ENDING 2006



Joe T. Ford, Chairman of the Board of ALLTEL; prior to July 1, 2002, Chairman and Chief Executive Officer of ALLTEL. Director of The Dial Corporation, Textron Inc., and EnPro Industries, Inc. Director of ALLTEL since 1960. Age 65.



Dennis E. Foster, Retired; prior to June 30, 2000, Vice Chairman of the Board of ALLTEL; prior to July 1, 1998, President, Chief Executive Officer, and Director of 360° Communications Company. Director of Yellow Corp. and NiSource Inc. Director of ALLTEL since 1998. Member of Executive Committee. Age 62.



John P. McConnell, Chairman and Chief Executive Officer and Director of Worthington Industries, Inc., Columbus, Ohio (engaged in metal processing and manufacturing). Director of ALLTEL since 1994. Member of Compensation and Governance Committees. Age 49.



Josie C. Natori, President and Chief Executive Officer of The Natori Company, New York, New York (upscale fashion house with offices in New York and Manila). Director of Manhattanville College, the Educational Foundation of Fashion Industries and The Philippine American Foundation. Trustee of Asia Society & Asian Cultural Council. Director of ALLTEL since 1995. Member of Governance Committee. Age 55.



Fred W. Smith, Chairman of the Board of Trustees of the Donald W. Reynolds Foundation, Las Vegas, Nevada. Director of ALLTEL since 1999. Member of Audit Committee. Age 69.

DIRECTORS — TERM ENDING 2004



Scott T. Ford, President and Chief Executive Officer of ALLTEL; prior to July 1, 2002, President and Chief Operating Officer of ALLTEL; prior to July 1, 1998, President of ALLTEL. Director of ALLTEL since 1996. Chairman of Executive Committee. Age 40.



Lawrence L. Gellerstedt, III, President and Chief Operating Officer of The Integral Group, Atlanta, Georgia; prior to January 1, 2001, Chairman of the Board of Children's Healthcare of Atlanta; prior to May 8, 1998, Chairman, Chief Executive Officer, President, and Director of American Business Products, Inc., Atlanta, Georgia; prior to March 30, 1998, Chairman and Director of Beers Construction Company, Atlanta, Georgia. Director of SunTrust Bank, Atlanta, and Rock Tenn Company. Director of ALLTEL since 1994. Chairman of Compensation Committee and member of Governance Committee. Age 46.



Emon A. Mahony, Jr., Chairman of the Board of Arkansas Oklahoma Gas Corporation, Fort Smith, Arkansas; Vice President, Secretary, and Director of Mahony Corporation; Partner in EAM LLC. Director of ALLTEL since 1980. Chairman of Pension Trust Investment Committee and member of Executive Committee. Age 61.



Ronald Townsend, Communications Consultant, Jacksonville, Florida. Director of Bank of America Corporation, Winn Dixie Stores, and Rayonier. Director of ALLTEL since 1992. Chairman of Governance Committee and member of Pension Trust Investment Committee. Age 61.

DIRECTORS — TERM ENDING 2005



John R. Belk, President of Finance, Systems & Operations of Belk, Inc., Charlotte, North Carolina (a department store retailer); prior to May 4, 1998, President and Chief Operating Officer of Belk Stores Services, Inc. Director of Ruddick Corporation and Bank of America. Director of ALLTEL since 1996. Member of Compensation and Audit Committees. Age 44.



Charles H. Goodman, Vice Chairman of Henry Crown and Company (a diversified investment company). Director of General Dynamics Corporation. Director of ALLTEL since 1998. Member of Audit, Pension Trust Investment, and Executive Committees. Age 69.



Gregory W. Penske, President and Director of Penske Automotive Group Inc., El Monte, California; Director of Penske Corporation, Detroit, Michigan; Director of International Speedway Corp., Daytona Beach, Florida. Director of ALLTEL since 2000. Member of Compensation Committee. Age 40.



Frank E. Reed, Retired; prior to July 1, 1998, non-management Chairman of the Board of Directors of 360° Communications Company; former President and Chief Executive Officer of Philadelphia National Bank. Director of Harleysville Group, Inc. Director of ALLTEL since 1998. Chairman of Audit Committee and member of Pension Trust Investment Committee. Age 67.



Warren A. Stephens, Chairman of the Board, President and Chief Executive Officer of Stephens Inc. Director of Dillards Inc. Director of ALLTEL since 2002. Member of Executive Committee. Age 46.

4

BOARD AND BOARD COMMITTEE MATTERS

The Sarbanes-Oxley Act of 2002 and the related rules of the Securities and Exchange Commission ("SEC") and proposed amendments to the New York Stock Exchange Rules have significantly changed the corporate governance requirements applicable to ALLTEL. These changes primarily affect the requirements related to corporate governance principles applicable to boards of directors, codes of ethics, and charters for committees of boards of directors.

ALLTEL's Board has had corporate governance principles since 1995, and ALLTEL has had a code of ethics and related compliance programs applicable to all officers, directors, and employees for a number of years. In addition, the Audit Committee of the Board has had a written charter since 2000. Nonetheless, the significant changes effected by the foregoing legislation and rules have necessitated amendments to ALLTEL's existing corporate governance principles and Audit Committee charter and the adoption of written charters for the Compensation Committee and the Governance Committee. Accordingly, at its regular meeting on January 23, 2003, the Board adopted Amended and Restated Corporate Governance Board Guidelines (the "Amended Guidelines"), an amended Audit Committee Charter, and original charters for the Compensation Committee and the Governance Committee. Copies of the Amended Guidelines and the Audit Committee Charter, the Compensation Committee Charter, and the Governance Committee Charter are attached to this proxy statement as Appendices B, C, D, and E, respectively. In connection with the adoption of the Amended Guidelines, the Board also adopted a resolution specifying that executive sessions of the non-management directors of ALLTEL would occur at the end of each regular meeting of the Board in January, April, July, September, and October of each year and that the non-management director presiding at those sessions would rotate (in order) among the Chairmen of the Audit Committee, the Compensation Committee, the Governance Committee, and the Pension Trust Investment Committee.

During 2002, there were seven meetings of ALLTEL's Board of Directors. All of the directors attended 75% or more of the meetings of the Board and Board Committees on which they served. The standing Committees of the Board are the Executive Committee, Audit Committee, Compensation and Equity Incentive Committee, Governance Committee, and Pension Trust Investment Committee. The Amended Guidelines and related Audit Committee Charter, Compensation Committee Charter, and Governance Committee Charter specify the functions of those Committees. The Audit Committee held six meetings during 2002, and the Compensation Committee and Governance Committee each held four meetings during 2002.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL
OWNERS AND MANAGEMENT

Set forth below is certain information, as of February 24, 2003, with respect to any person known to ALLTEL to be the beneficial owner of more than 5% of any class of ALLTEL's voting securities, all of which are shares of Common Stock:

Title of Class	Name and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership	Percent of Class
Common Stock	Capital Research and Management Company 333 South Hope Street Los Angeles, CA 90071	19,824,400 shares (sole voting and investment power)	6.4%

Set forth below is certain information, as of February 24, 2003, as to shares of each class of ALLTEL equity securities beneficially owned by each of the directors, each of the executive officers identified in the Summary Compensation Table on page 12, and by all directors and executive officers of ALLTEL as a group. Except as otherwise indicated by footnote, all shares reported below are shares of Common Stock, and the nature of the beneficial ownership is sole voting and investment power:

	Name of Beneficial Owner	Amount and Nature of Beneficial Ownership	Percent of Class (if 1% or more)
Directors	John R. Belk	48,921(a)	—
	Dennis E. Foster	348,668(a)	—
	Lawrence L. Gellerstedt, III	58,795(a)	—
	Charles H. Goodman	7,957,402(a)(b)	2.56
	Emon A. Mahony, Jr.	97,131(a)(c)	—
	John P. McConnell	50,766(a)	—
	Josie C. Natori	48,140(a)	—
	Gregory W. Penske	25,939(a)	—
	Frank E. Reed	55,172(a)	—
	Fred W. Smith	70,305(a)	—
	Warren A. Stephens	14,250,277(a)(d)	4.58
	Ronald Townsend	26,172(a)	—
Named Executive Officers	Joe T. Ford	1,711,936(e)	—
	Scott T. Ford	802,112(e)	—
	Kevin L. Beebe	468,787(e)	—
	Jeffrey H. Fox	563,494(e)	—
	Francis X. Frantz	415,173(e)	—
	Michael T. Flynn	356,139(e)	—
All Directors and Executive Officers as a Group		27,673,421(f)	8.90

(a) Includes shares that the indicated persons have the right to acquire (through the exercise of options) on or within 60 days after February 24, 2003, as follows: John R. Belk (45,000); Dennis E. Foster (308,545); Lawrence L. Gellerstedt, III (48,225); Charles H. Goodman (35,000); Emon A. Mahony, Jr. (46,000); John P. McConnell (47,000); Josie C. Natori (46,538); Gregory W. Penske (23,000); Frank E. Reed (41,660); Fred W. Smith (29,500); Warren A. Stephens (16,500); and Ronald Townsend (25,000).

(b) The nature of the beneficial ownership is shared voting and investment power with respect to all of the shares. Mr. Goodman disclaims beneficial ownership of all these shares, except 1,741 shares owned by him, 37,750 shares owned by a trust of which he is the trustee and principal beneficiary, and his pro rata share of 1,571,201 shares owned directly or indirectly by partnerships in which he is a partner.

(c) Includes 2,595 shares held by Mr. Mahony's spouse, with respect to which Mr. Mahony has shared investment power and no voting power.

(d) Mr. Stephens disclaims beneficial ownership of 14,114,937 of these shares, except to the extent of his pecuniary interest in them.

(e) Includes shares that the indicated persons have the right to acquire (through the exercise of options) on or within 60 days after February 24, 2003, as follows: Joe T. Ford (985,000); Scott T. Ford (750,000); Kevin L. Beebe (460,377); Jeffrey H. Fox (553,300); Francis X. Frantz (351,000); and Michael T. Flynn (339,676).

(f) Includes a total of 4,466,075 shares that members of the group have the right to acquire (through the exercise of options) on or within 60 days after February 24, 2003.

COMPARATIVE STOCKHOLDER RETURN

Set forth below is a line graph showing a five-year comparison of cumulative total stockholder return on Common Stock; the Standard & Poor's 500 Stock Index; and an index of a group of peer issuers consisting of the following companies: American Management Systems, Incorporated, AT&T Corp., BellSouth Corporation, CenturyTel, Inc., Broadwing Communications Inc., Electronic Data Systems Corp., SBC Communications Inc., Sprint FON Group, Verizon Communications Inc., and Qwest Communications International Inc., respectively. The returns of the group of peer issuers have been weighted according to their respective stock market capitalizations as of the last trading day of 2002.

Comparison of Five-Year Cumulative Total Return*



	ALLTEL	S&P 500	Peer Group
Dec-97	$100.00	$100.00	$100.00
Dec-98	148.62	128.34	143.76
Dec-99	208.39	155.15	156.07
Dec-00	160.60	141.14	129.45
Dec-01	162.21	124.42	117.14
Dec-02	137.62	97.08	86.47

* Assumes that $100 was invested on the last trading day of 1997 and that all dividends were reinvested.

7

COMPENSATION COMMITTEE REPORT
ON EXECUTIVE COMPENSATION

This report provides information concerning determinations by the Compensation Committee (the "Committee") of ALLTEL's Board of Directors for compensation reported for 2002 with respect to ALLTEL's Chief Executive Officer and other executive officers, including the officers named in the Summary Compensation Table on page 12. The Committee is comprised entirely of independent, non-employee directors, none of whom has any "interlocking" relationships as defined for proxy statement disclosure purposes.

The Committee reviewed compensation information from a group of 17 telecommunications and information services companies that compete in ALLTEL's principal lines of business and utilized regression analysis on that information to mitigate the impact of company size on compensation levels for the comparison group. This comparison group of 17 companies is not identical to the group of peer issuers identified in the Comparison of Five-Year Cumulative Total Return graph on page 7.

Base Salaries

The Committee reviews the base salaries of ALLTEL's executive officers annually and positions each officer's base salary in relation to the mean of the comparison group having considered each officer's performance during the prior year (without assigning a precise weighting to the foregoing components). In 2002, ALLTEL's relative competitiveness with the comparison group increased marginally from 2001 with the mean base salary for the officer group approximately 2% above the corresponding mean base salaries of the comparison group. The Committee did not increase the base salaries of any of ALLTEL's executive officers for 2002, nor did the Committee increase Mr. Scott T. Ford's salary when he succeeded Mr. Joe T. Ford as Chief Executive Officer on July 1, 2002.

Annual Incentives

ALLTEL's Performance Incentive Compensation Plan (the "Incentive Plan") provides ALLTEL's executive officers with the opportunity to receive annual cash incentive payments (calculated as a percentage of each executive officer's base salary). The Incentive Plan is based exclusively on the achievement of an earnings per share objective from current businesses established by the Committee at the beginning of the year. The Committee establishes the criteria at three levels, "minimum", "mid-point", and "target". For 2002, the mid-point primary earnings per share objective from current businesses was $3.15. The Committee positions each officer's mid-point total direct compensation (base salary plus Incentive Plan payment), so that each officer's total direct compensation is at the 60th percentile of total direct compensation of corresponding officers of the comparison group. As reflected in the Summary Compensation Table, Mr. Scott T. Ford received a $2,154,750 payment under the Incentive Plan for 2002, which reflects ALLTEL's achievement of the financial performance criteria between the mid-point and target levels.

Long Term Incentives

ALLTEL's long term incentives for executive officers include payments under the Long-Term Performance Incentive Compensation Plan (the "Long-Term Incentive Plan") and stock option grants. The Long-Term Incentive Plan provides ALLTEL's executive officers with the opportunity to receive cash incentive payments based on a three-year measurement period (calculated as a percentage of each executive officer's average annual salary during that three-year period). The Long-Term Incentive Plan is based exclusively on the achievement of the "minimum", "mid-point", or "target" earnings per share objective from current businesses during that three-year period. The mid-point earnings per share objective from current businesses (averaged over a three year period) for the three-year period of 2000-2002 was $2.97. The Committee believes the design of the Long-Term Incentive Plan focuses ALLTEL's executive officers on ALLTEL's long-term financial success.

The Committee positions each officer's mid-point bonus opportunity under the Long-Term Incentive Plan so that each officer's net total compensation (base salary, Incentive Plan and Long-Term Incentive Plan payments and stock option grant) is at the 60th percentile of the net total compensation of the corresponding officers of the comparison group. As reflected in the Summary Compensation Table, Mr. Scott T. Ford received a $655,200 payment under the Long-Term Incentive Plan with respect to the three-year measurement period of 2000-2002, which reflects ALLTEL's achievement of the financial performance criteria between the minimum and mid-point levels.

ALLTEL's stock option plans allow ALLTEL's executive officers to receive options to purchase shares of Common Stock at the market price on the date of grant. The Committee believes that stock option grants encourage and reward effective management, assist in the retention of valued executive officers, and align shareholder and management interests. The Committee determined the respective number of options granted to each officer during 2002 by considering the competitiveness of each officer's net total compensation in relation to the 60th percentile of the net total compensation of corresponding officers of the comparison group and the Committee's subjective judgment of the value of that officer's contribution to ALLTEL (without assigning a precise weighting to the components comprising that contribution). As reflected in the Summary Compensation Table, Mr. Scott T. Ford received 300,000 options in 2002.

Deductibility Limits

Section 162(m) of the Internal Revenue Code generally does not allow a deduction for annual compensation in excess of $1,000,000 paid to ALLTEL's Chief Executive Officer or to any other ALLTEL officer or executive whose individual compensation during the year would be required to be disclosed in ALLTEL's annual proxy statement by reason of being among ALLTEL's four highest compensated officers for the year (other than the Chief Executive Officer). This limitation on deductibility does not apply to certain compensation, including compensation that is payable solely on account of the attainment of one or more performance goals. The Committee's policy is generally to preserve the federal income tax deductibility of compensation and to qualify eligible compensation for the performance-based exception in order for compensation not to be subject to the limitation on deductibility imposed by Section 162(m) of the Internal Revenue Code; the Committee may, however, approve compensation that may not be deductible if the Committee determines that the compensation is in the best interests of ALLTEL.

The Compensation Committee

Lawrence L. Gellerstedt, III, Chairman
John R. Belk
John P. McConnell
Gregory W. Penske

AUDIT COMMITTEE REPORT

This report provides information concerning the Audit Committee of the Board of Directors. The Audit Committee's Amended and Restated Charter is attached to this proxy statement as Appendix C. The Audit Committee is comprised entirely of independent directors, as defined and required by currently applicable New York Stock Exchange ("NYSE") listing standards.

In connection with its function to oversee and monitor ALLTEL's financial reporting process, the Audit Committee has reviewed and discussed with ALLTEL's management the audited financial statements for the year ended December 31, 2002; discussed with PricewaterhouseCoopers LLP, ALLTEL's independent auditors, the matters required to be discussed by Statement on Auditing Standards No. 61 (as amended by Statement on Auditing Standards No. 90); and received and reviewed the written disclosures and the letter from PricewaterhouseCoopers LLP required by Independence Standards Board Standard No. 1 and has discussed with PricewaterhouseCoopers LLP its independence.

Based on the reviews and discussions referred to above, the Audit Committee recommended to the Board of Directors that the audited financial statements for the year ended December 31, 2002, be included in Appendix A and in ALLTEL's 2002 Annual Report on Form 10-K for filing with the SEC.

The Audit Committee

Frank E. Reed, Chairman
John R. Belk
Charles H. Goodman
Fred W. Smith

MANAGEMENT COMPENSATION

Compensation of Directors

Non-management directors of ALLTEL receive $50,000 as an annual base fee and $1,500 for each Committee and Board meeting attended. Each non-management director of ALLTEL who chairs a Board Committee receives an additional annual fee of $5,000. Directors may elect to defer all or a part of their cash compensation under ALLTEL's deferred compensation plan for directors.

Under the 1999 Nonemployee Directors Stock Compensation Plan, a portion of each nonemployee director's annual base fee is paid in restricted shares of Common Stock that are subject to forfeiture if the nonemployee director ceases to be a director prior to the first day of the following year for any reason other than death, disability, or retirement. The number of restricted shares of Common Stock issued to each nonemployee director is determined by dividing the market price of a share of Common Stock on the first business day of the year into the portion of the annual retainer that is to be paid in restricted shares. In 2002, 50% of the annual retainer was paid by the issuance of 400 restricted shares. The Board of Directors may change the portion of the annual base fee payable in restricted shares of Common Stock, at least six months prior to the beginning of any year, and any nonemployee director may elect, at least six months prior to the beginning of any year, to receive restricted shares of Common Stock for a higher portion of the annual base fee than the portion fixed by the Board. Unless terminated earlier by the Board of Directors, the plan will continue until the 500,000 shares of Common Stock available under the plan have been issued and vested.

Under the 1994 Stock Option Plan for Nonemployee Directors, as amended (the "Directors Plan"), each nonemployee director automatically receives the initial grant of an option to purchase 10,000 shares of Common Stock on the date he or she first becomes a nonemployee director, at an exercise price equal to the closing market price of the Common Stock on that date. The Director Plan also provides for the automatic grant, following the conclusion of each annual meeting of stockholders, of an option to purchase 6,500 shares of Common Stock to each nonemployee director (other than a director who was elected at an annual meeting). The option price of options granted under the Directors Plan is the fair market value of the Common Stock on the date the option is granted and is payable in cash, already-owned Common Stock, or a combination of both. The options vest and become exercisable on the day immediately preceding the next annual meeting of stockholders following the date of grant or, if earlier, on the death or disability of the holder or the occurrence of a "change of control". If a person ceases to be a nonemployee director, all vested options held by the person continue to be exercisable for a period of six months or the earlier expiration of the ten-year term of the option. Any options that have not vested by the time the person ceases to be a nonemployee director may not thereafter be exercised. The Director Plan will continue until the 1,000,000 shares of Common Stock available under the plan are issued, unless the plan is earlier terminated by the Board of Directors.

Compensation of Named Executive Officers

The following table shows the compensation, for each of the last three years, of ALLTEL's Chief Executive Officer and of ALLTEL's other four most highly compensated executive officers who were serving as executive officers on December 31, 2002, and one additional executive officer who retired as an executive officer during 2002:

SUMMARY COMPENSATION TABLE

			Annual Compensation			Long-Term Compensation		
						Awards	Payouts	
Name	Principal Position	Year	Salary ($)	Bonus ($)	Other Annual Compen-sation ($)	Securities Underlying Options (#)	Long-Term Incentive Plan Payouts ($)	All Other Compen-sation ($)
Joe T. Ford	Chairman	2002	500,000(a)	1,316,250	71,967(b)	450,000	714,097	117,888(c)
	Chairman and CEO	2001	1,000,000	1,250,000	—	320,000	1,158,750	189,255
	Chairman and CEO	2000	825,000	1,237,500	—	625,000	778,750	118,520
Scott T. Ford	President and CEO	2002	850,000	2,154,750	72,910(b)	300,000	655,200	106,043(d)
	President and COO	2001	850,000	1,020,000	79,540	250,000	752,500	94,146
	President and COO	2000	700,000	945,000	—	575,000	525,000	79,580
Kevin L. Beebe	Group President — Communications	2002	550,000	1,018,875	—	150,000	339,733	59,680(d)
	Group President — Communications	2001	550,000	467,500	—	110,000	412,500	61,104
	Group President — Communications	2000	500,000	1,562,500	—	425,000	325,000	105,158
Jeffrey H. Fox	Group President — Information Services	2002	550,000	1,018,875	—	150,000	339,733	73,402(d)
	Group President — Information Services	2001	550,000	467,500	—	110,000	412,500	78,441
	Group President — Information Services	2000	500,000	562,500	—	425,000	371,250	78,909
Francis X. Frantz	Exec. Vice President and Secretary	2002	450,000	789,750	—	150,000	256,317	56,076(d)
	Exec. Vice President and Secretary	2001	450,000	360,000	—	110,000	330,000	55,899
	Exec. Vice President and Secretary	2000	400,000	420,000	—	325,000	267,500	49,749
Michael T. Flynn	Group President— Chief Information Officer	2002	425,000	745,875	—	75,000	227,500	43,855(d)
	Group President — Communications	2001	425,000	340,000	—	110,000	331,375	43,861
	Group President — Communications	2000	400,000	390,000	—	150,000	282,500	40,889

(a) Mr. Ford retired as Chief Executive Officer on July 1, 2002. The amount of Mr. Ford's salary shown for 2002 includes only amounts payable through June 30, 2002.

(b) Includes compensation to Messrs. Joe T. Ford and Scott T. Ford related to personal usage of corporate aircraft in the respective amounts of $70,049 and $65,871.

(c) Includes the following amounts: employer contributions to the ALLTEL Profit Sharing Plan and ALLTEL Thrift Plan in the amount of $8,000; and allocated benefits under the ALLTEL Benefit Restoration Plan in the amount of $109,888.

(d) Includes the following amounts for Messrs. Scott T. Ford, Beebe, Fox, Frantz, and Flynn: allocated benefits under the ALLTEL Benefit Restoration Plan in the respective amounts of $96,900, $49,200, $59,778, $37,600, and $35,855; aggregate employer contributions under the ALLTEL Profit Sharing Plan and ALLTEL Thrift Plan in the respective amounts of $8,000, $8,000, $6,000, $8,000, and $8,000; "above-market" earnings on deferred compensation in the respective amounts of $1,143, $2,480, $7,624, $-0-, and $-0- (payment of which is deferred until the deferred compensation is paid); and dollar amount of premiums paid under supplemental split dollar life insurance policies in the amount of $10,476 for Mr. Frantz.

OPTION GRANTS IN 2002

The following table shows information concerning stock option grants during 2002 to ALLTEL's executive officers named in the Summary Compensation Table on page 12:

| | Individual Grants | | | | Potential Realizable Value at Assumed Annual Rates of Stock Price Appreciation for Option Term | | | |
| | | | | | 5% | | 10% | |
Name	Number of Securities Underlying Options Granted (#)(a)	% of Total Options Granted to Employees in 2002	Exercise or Base Price ($/Sh)	Expiration Date	Stock Price ($)	Dollar Gains ($)	Stock Price ($)	Dollar Gains ($)
Joe T. Ford	450,000	14.71	56.07	1/23/12	91.33	15,867,955	145.43	40,212,513
Scott T. Ford	300,000	9.81	56.07	1/23/12	91.33	10,578,637	145.43	26,808,342
Kevin L. Beebe	150,000	4.90	56.07	1/23/12	91.33	5,289,318	145.43	13,404,171
Jeffery H. Fox	150,000	4.90	56.07	1/23/12	91.33	5,289,318	145.43	13,404,171
Francis X. Frantz	150,000	4.90	56.07	1/23/12	91.33	5,289,318	145.43	13,404,171
Michael T. Flynn	75,000	2.45	56.07	1/23/12	91.33	2,644,659	145.43	6,702,085
Dollar Gains of All ALLTEL Stockholders(b)						$10,972,310,817		$27,807,308,412

(a) These options become exercisable in five equal installments beginning on the first anniversary of the date of grant or sooner in the event ALLTEL experiences a "change in control".

(b) Total dollar gains are based on the indicated assumed annual rates of appreciation in the option exercise price, calculated on the 311,182,950 shares of Common Stock outstanding as of December 31, 2002.

OPTION EXERCISES IN 2002 AND 2002 YEAR-END OPTION VALUES

The following table shows information concerning stock option exercises during 2002 by ALLTEL's executive officers named in the Summary Compensation Table on page 12:

Name	Shares Acquired on Exercise (#)	Value Realized ($)	Number of Securities Underlying Unexercised Options at 2002 Year-End Exercisable/Unexercisable	Value of Unexercised In-the-Money Options at 2002 Year-End Exercisable/Unexercisable ($)
Joe T. Ford	140,000	5,384,400	781,500/1,443,500	10,743,750/1,856,250
Scott T. Ford	–0–	–0–	595,000/1,165,000	7,558,750/1,650,000
Kevin L. Beebe	2,124	86,022	346,917/ 733,000	2,848,715/ –0–
Jeffery H. Fox	–0–	–0–	466,300/ 760,500	6,112,025/1,443,750
Francis X. Frantz	–0–	–0–	276,000/ 599,000	3,432,500/ 825,000
Michael T. Flynn	–0–	–0–	284,676/ 359,000	3,897,473/ 825,000

13

LONG-TERM INCENTIVE PLAN AWARDS IN 2002

The following table shows information concerning the awards made during 2002 under the ALLTEL Long-Term Incentive Plan with respect to the three-year measurement period 2002 through 2004 to ALLTEL's Chief Executive Officer and to ALLTEL's four other most highly-compensated executive officers named in the Summary Compensation Table on page 12 :

Name	Performance Period Until Payout	Estimated Future Payouts*		
		Minimum ($)	Mid-Point ($)	Target ($)
Scott T. Ford	3 years	552,500	1,105,000	1,657,500
Kevin L. Beebe	3 years	220,000	440,000	660,000
Jeffery H. Fox	3 years	220,000	440,000	660,000
Francis X. Frantz	3 years	180,000	360,000	540,000
Michael T. Flynn	3 years	170,000	340,000	510,000

* Awards will be paid upon completion of the 2004 year on the basis of ALLTEL's performance during the three year period 2002-2004 as determined by ALLTEL's attainment of prescribed corporate and unit performance targets. The Compensation Committee of the Board of Directors specified those corporate and unit performance targets and the award levels for the indicated executive officers (which are stated as a percentage of each executive officer's average base salary during the 2002-2004 period). The estimated future payouts shown above assume that each executive officer's average base salary during the 2002-2004 period would be the same as his base salary during 2002. Mr. Joe T. Ford will not receive an award under the Long-Term Incentive Plan with respect to the three-year measurement period 2002 through 2004.

OTHER COMPENSATION ARRANGEMENTS

Agreements with Mr. Joe T. Ford

Mr. Joe T. Ford, ALLTEL's Chairman, was employed as ALLTEL's Chief Executive Officer until July 1, 2002, whereupon he retired as Chief Executive Officer and thereafter continued to serve as Chairman of ALLTEL's Board of Directors. Mr. Ford's services as Chief Executive Officer and as Chairman are governed by written agreements between ALLTEL and Mr. Ford that are summarized below.

For his services as Chief Executive Officer during 2002 prior to his retirement, Mr. Ford received, in addition to his base salary, a bonus under the Incentive Plan for 2002 equal to the actual Incentive Plan payment that would have occurred had his employment as Chief Executive Officer continued through December 31, 2002, pro rated to reflect the portion of the year during which Mr. Ford served as Chief Executive Officer, and a bonus under the Long-Term Incentive Plan for 2002 equal to the actual Long-Term Incentive Plan payment that would have been payable had his employment as Chief Executive Officer continued through December 31, 2002, pro rated to reflect the portion of the Long-Term Incentive Plan measurement period ending in 2002 during which Mr. Ford served as Chief Executive Officer.

Since retiring as Chief Executive Officer, Mr. Ford is receiving a monthly retirement benefit of $208,333.33. This retirement benefit will continue for his lifetime and will be paid in lieu of payments under ALLTEL's defined benefit pension plan described below. If Mr. Ford is survived by his spouse, she will be entitled to receive for her lifetime 50% of the monthly retirement benefit payable to Mr. Ford. The Compensation Committee of ALLTEL's Board of Directors may, with Mr. Ford's consent, accelerate the payment of Mr. Ford's retirement benefit in an actuarially equivalent single-sum payment. Mr. Ford and his spouse will be entitled to receive lifetime post-retirement medical coverage on a non-contributory basis, together with reimbursement for any taxes imposed on Mr. Ford or his spouse with respect to those medical coverages or benefits.

Mr. Ford will continue to serve as Chairman of ALLTEL's Board of Directors until the earliest of his retirement from the Board of Directors under ALLTEL's Board of Directors retirement policy, his resignation as

Chairman of the Board of Directors, his failure to be reelected to the Board of Directors at ALLTEL's 2003 Annual Meeting of Stockholders, or the termination by the Board of Directors of Mr. Ford's status as Chairman of the Board following ALLTEL's 2003 Annual Meeting of Stockholders. For his services as Chairman of the Board, Mr. Ford is being paid cash compensation of $20,833.33 per month, and, for purposes of determining the vesting of his stock options outstanding at the time of his retirement as Chief Executive Officer, Mr. Ford will be treated as if his employment with ALLTEL had continued during the period he continues to serve as Chairman of the Board. During his tenure as Chairman of the Board, Mr. Ford will receive reimbursement for country club membership on the same basis as in effect at the time of his retirement as Chief Executive Officer. Mr. Ford also will receive the following perquisites on the same basis as provided to senior executives of ALLTEL from time to time: physical exam reimbursement, tax/estate planning reimbursement, and corporate plane usage. The foregoing compensation to Mr. Ford for his services as Chairman of the Board will be in lieu of any director fees, director meeting fees, director options, director stock grants, or other amounts otherwise payable to a member of the Board of Directors.

Mr. Ford is eligible for reimbursement of any excise tax under Section 4999 of the Internal Revenue code (and for any excise, income, or employment tax resulting from that reimbursement, successively, so as to offset the Internal Revenue Code Section 4999 excise tax) imposed on any payments to Mr. Ford from ALLTEL.

Supplemental Retirement Benefit Agreement with Mr. Michael T. Flynn

ALLTEL is a party to an agreement with Mr. Flynn that provides for the following: Upon termination of employment for any reason other than death, Mr. Flynn is entitled to receive monthly retirement benefits in the form of a life annuity with a minimum of 120 monthly payments (although certain optional forms of payment are available). Benefit payments commence at the later of employment termination or attainment of age 55. If the benefit commences on or after attainment of age 60, the monthly payment is $7,344.67. If the benefit commences prior to age 60, the payments are reduced by .5% for each month by which the commencement date precedes Mr. Flynn's 60th birthday. Certain benefits are payable to his surviving spouse if Mr. Flynn dies before payments commence. Benefits are reduced by certain benefits paid under other nonqualified benefit plans. If Mr. Flynn becomes employed by a competitor of ALLTEL within three years following his termination of employment, benefits are not payable after he becomes employed by the competitor.

ALLTEL is required to provide Mr. Flynn with a non-qualified defined contribution arrangement under which he received a one-time employer contribution credit in 1995 of $13,953 to a supplemental benefit account. The supplemental benefit account is credited with earnings and losses in the same manner as an account under the ALLTEL Corporation Profit-Sharing Plan. The supplemental benefit account is payable following his termination of employment.

If Mr. Flynn terminates employment prior to the time he is eligible for an unreduced early retirement benefit under the ALLTEL Pension Plan, he will receive a non-qualified subsidized early retirement benefit from ALLTEL determined as if he had an additional twenty-four years of vesting service. If Mr. Flynn dies before benefit payments commence, a benefit is payable to his surviving spouse.

Change in Control Agreements

ALLTEL is a party to agreements with each of Messrs. Scott T. Ford, Beebe, Fox, Frantz, and Flynn which provide that if, following a "change in control", the executive's employment terminates within twelve months (unless the termination is as a result of death, by ALLTEL as a result of the executive's disability or for "cause", or by the executive without "good reason") or if, after remaining employed for twelve months, the executive's employment terminates during the following three-month period (unless the termination is a result of death or is by ALLTEL as a result of the executive's disability) (each of the foregoing events being referred to as a "Payment Trigger"), ALLTEL is required to pay the executive an amount equal to three times the sum of his base salary as in effect immediately prior to the change in control or Payment Trigger and the maximum amounts he could have received under the Incentive Plans for the period commencing coincident with or most recently prior to the period in which the change in control or Payment Trigger occurs, but reduced by any other cash severance paid to him. ALLTEL also is required to make an additional payment to the executive in the amount of any excise tax under Section 4999 of the Internal Revenue Code as a result of any payments or distributions by ALLTEL plus the amount of all additional income tax payable by him as a result of such additional payments. Payments under the agreements are covered by ALLTEL's "grantor trust" described below.

Defined Benefit Pension Plan

ALLTEL maintains a trusteed, noncontributory, defined benefit pension plan covering salaried and non-salaried employees under which benefits are not determined primarily by final compensation (or average final compensation). Under this pension plan, Messrs. Scott T. Ford, Beebe, Frantz, and Flynn would have each period of post-January 1, 1988, service credited at 1% of compensation, plus .4% of that part of his compensation that exceeds the Social Security Taxable Wage Base for such year. Service prior to 1988, if any, would be credited on the basis of a percentage of his highest consecutive five-year average annual base salary, equal to 1% for each year of service prior to 1982 and thereafter increasing by .05% each year until 1988, but only prospectively, i.e., with respect to service earned in such succeeding year; in addition, each of Messrs. Scott T. Ford, Beebe, Frantz and Flynn would receive an additional credit of .25% for each pre-1988 year of service after age 55, subject to a maximum of 10 years' such credit, and would have added to his annual pension benefits an amount equal to .4% of the amount by which his pre-1988 career average annual base salary (three highest years) exceeds his Social Security covered compensation, multiplied by his years of pre-1988 credited service. Various benefit payment options are available on an actuarially equivalent basis, including joint and survivor benefits. Compensation included in the pension base includes cash awards under the Incentive Plans.

Assuming annual increases in compensation in future years of 5% per year, continuation in the position he held during 2002, and retirement at age 65, the estimated annual benefit under the pension plan for each of Messrs. Scott T. Ford, Beebe, Frantz, and Flynn is $1,900,732, $851,158, $472,154, and $302,283 respectively. (Messrs. Joe T. Ford and Fox, the only other executives included in the Summary Compensation Table on page 12, currently are not participants in and are not entitled to benefits under the pension plan.) Amounts shown are straight life annuity amounts and include amounts payable under the defined benefit portion of the ALLTEL Benefit Restoration Plan.

Benefit Restoration Plan

Federal laws place certain limitations on pensions that may be paid under federal income tax qualified plans. The ALLTEL Benefit Restoration Plan provides for the payment to certain employees outside tax-qualified plans of any amounts not payable under the tax-qualified plans by reason of limitations specified in the Internal Revenue Code. Currently, under the ALLTEL Benefit Restoration Plan, Messrs. Joe T. Ford, Scott T. Ford, Beebe, Fox, Frantz, and Flynn are eligible for accruals with respect to benefits not payable under ALLTEL's defined contribution plans, and Messrs. Scott T. Ford, Beebe, Frantz, and Flynn are eligible for accruals with respect to benefits not payable under ALLTEL's defined benefit pension plan. Amounts accrued, if any, under the defined contribution portion of these plans in 2002 for each of these executives are included in the Summary Compensation Table on page 12.

Supplemental Executive Retirement Plan

ALLTEL maintains a non-qualified supplemental executive retirement plan (the "SERP") in which certain employees designated by the Board of Directors, including Messrs. Scott T. Ford, Beebe, Fox, Frantz, and Flynn, participate. The SERP provides with respect to Messrs. Scott T. Ford, Beebe, Fox, Frantz, and Flynn that, upon normal retirement at age 65 (or, if earlier, following a Payment Trigger that occurs after the participant's early retirement date), the executive will receive an annual benefit under the SERP, payable as a single life annuity, equal to 60% of (A) if a Payment Trigger has not occurred, the greater of (i) his base salary and payments to him under specified incentive compensation plans paid during the calendar year preceding his retirement, or (ii) his average annual base salary and payments to him under specified incentive compensation plans paid during the three calendar years preceding his retirement; or (B) if a Payment Trigger has occurred, the greater of (i) the amount determined under (A) above (as if a Payment Trigger had not occurred), or (ii) the sum of (a) his annual base salary in effect immediately prior to the change in control (as defined in the change in control agreements described above), the Payment Trigger, or his retirement date, whichever is greatest, plus (b) the maximum amounts payable to him under specified incentive compensation plans for the period coincident with or most recently prior to the change in control, the Payment Trigger, or his retirement date, whichever is greatest. The amount of the normal retirement benefit under the SERP is not determined based on years of service.

Each of Messrs. Scott T. Ford, Beebe, Fox, Frantz, and Flynn also is entitled to an early retirement benefit under the SERP if he retires before becoming entitled to the normal retirement benefit but after attaining the age of 60 with 15 or more years of service or age 55 with 20 or more years of service or after a Payment Trigger occurs (regardless of his years of service). The early retirement benefit is calculated the same as the normal retirement benefit, except that the percentage used in the calculation is 45% (increased ratably for the number of years of his service after the early retirement date, up to a maximum of 60%) rather than 60%.

If Messrs. Scott T. Ford, Beebe, Fox, Frantz, or Flynn dies after benefits commence, his surviving spouse will receive 50% of the amount that he was receiving prior to his death. If he dies while employed, his surviving spouse will receive 50% of the amount that he would have received if he had retired on the day before death. Following retirement, each of Messrs. Scott T. Ford, Beebe, Fox, Frantz, and Flynn (and his spouse and dependents) also is entitled to receive post-retirement medical benefits under the SERP together with reimbursement for any additional taxes incurred as a result of the benefits being taxed less favorably than they would have been if received by other retired employees. Payments to Messrs. Scott T. Ford, Beebe, Fox, Frantz, and Flynn under the SERP are covered by ALLTEL's "grantor trust" described below.

The retirement benefits payable under the SERP are reduced by certain benefits paid under other qualified and nonqualified benefit plans. The benefits under the SERP are not subject to offset for Social Security. The Compensation Committee of ALLTEL's Board of Directors may accelerate the payment of benefits under the SERP on an actuarially equivalent basis. Assuming annual increases in compensation in future years of 5% per year, retirement at age 65, and based on estimates of the benefits that reduce the retirement benefits payable under the SERP, the estimated normal retirement benefit under the SERP payable for each of Messrs. Scott T. Ford, Beebe, Fox, Frantz, and Flynn is $1,727,245, $823,156, $1,785,872, $565,203, and $441,732, respectively.

Grantor Trust

ALLTEL maintains a "grantor trust" under Section 671 of the Internal Revenue Code (the "Trust") to provide certain participants in designated compensation and supplemental retirement plans and arrangements with greater assurance that the benefits and payments to which those participants are entitled under those plans and arrangements will be paid. Contributions by ALLTEL to the Trust are discretionary. Prior to a "change of control" of ALLTEL (as defined in the trust agreement for the Trust), benefits may not be paid from the Trust.

Following a "change of control" of ALLTEL, benefits and payments may be paid from the Trust to the extent those benefits and payments are not paid by ALLTEL or its successor. The assets of the Trust are subject to the claims of the creditors of ALLTEL in the event ALLTEL becomes "insolvent" (as defined in the trust agreement for the Trust).


STOCKHOLDER PROPOSAL


Stockholders who intend to present proposals at the 2004 Annual Meeting, and who wish to have those proposals included in ALLTEL's Proxy Statement for the 2004 Annual Meeting, must be certain that those proposals are received by the Corporate Secretary at One Allied Drive, Little Rock, Arkansas 72202, prior to November 4, 2003. Such proposals must meet the requirements set forth in the rules and regulations of the SEC in order to be eligible for inclusion in the Proxy Statement for ALLTEL's 2004 Annual Meeting.

ALLTEL has been notified that the following proposal will be presented for consideration at the 2003 Annual Meeting:

"ALLTEL SEXUAL ORIENTATION NONDISCRIMINATION POLICY"

"WHEREAS: ALLTEL does not explicitly prohibit discrimination based on sexual orientation in its written employment policy,"

"Our industry competitors AT&T, BellSouth, Nextel, QWest, SBC, Sprint, Verizon and WorldCom do explicitly prohibit this form of discrimination in their written policies;"

"More than half of the Fortune 500 companies have adopted written nondiscrimination policies prohibiting harassment and discrimination on the basis of sexual orientation, as have more than 75% of Fortune 100 companies;"

"A 2000 study by Hewitt Associates, a compensation and management consulting firm, found that 64 percent of large employers prohibited discrimination on the basis of sexual orientation;"

"The hundreds of corporations with nondiscrimination policies that reference sexual orientation have a competitive advantage in recruiting and retaining employees from the widest talent pool;"

"According to a recent survey by Harris Interactive and Witeck-Combs, 41% of gay and lesbian workers in the United States report facing some form of hostility or harassment on the job; almost one out of every 10 gay or lesbian adults also stated that they had been fired or dismissed unfairly from a previous job, or pressured to quit a job because of their sexual orientation."

"Atlanta, San Francisco, Seattle and Los Angeles have adopted legislation restricting business with companies that do not guarantee equal treatment for lesbian and gay employees, and similar legislation is pending in other jurisdictions;"

"Our company has operations in, and makes sales to, institutions in states and cities that prohibit discrimination on the basis of sexual orientation;"

"National public opinion polls consistently find more than three-quarters of the American people support equal rights in the workplace for gay men, lesbians and bisexuals; for example, in a Gallup poll conducted in June 2001, 85% of respondents favored equal opportunity in employment for gays and lesbians."

"RESOLVED: The Shareholders request that ALLTEL amend its written equal employment opportunity policy to explicitly prohibit discrimination based on sexual orientation and to substantially implement that policy."

"STATEMENT: Employment discrimination on the basis of sexual orientation diminishes employee morale and productivity. Because state and local laws are inconsistent with respect to employment discrimination, our company would benefit by a consistent, corporate-wide policy to enhance efforts to prevent discrimination, resolve complaints internally, and ensure a respectful and supportive atmosphere for all employees. ALLTEL will enhance its competitive edge by joining the growing ranks of companies guaranteeing equal opportunity for all employees."

Promptly upon receipt of an oral or written request, ALLTEL will provide shareholders with the name and address of each proponent and the number of shares of stock held by each proponent. Other than certain formatting change, the foregoing is the verbatim submission of the proponents. All statements therein are the sole responsibility of the proponents, and neither the management of ALLTEL nor the Board of Directors have verified their accuracy.

Board of Directors' Statement in Opposition to the Proposal

ALLTEL complies with all applicable federal, state and local laws concerning fair employment practices. ALLTEL lists in its written policies as forms of discrimination or harassment only those that are specifically prohibited by federal law. To try to name all possible examples would result in a long list that would only divert attention from the basic need for a fully compliant and non-discriminatory workplace.

The Board of Directors believes that ALLTEL's current policies and practices achieve the objectives of this proposal and that it is unnecessary and undesirable to make the suggested changes.

For the reasons set forth above, the Board of Directors urges ALLTEL's stockholders to reject this proposal. THE BOARD OF DIRECTORS RECOMMENDS A VOTE "AGAINST" THE ADOPTION OF THE FORE-GOING STOCKHOLDER PROPOSAL. PROXIES SOLICITED BY THE BOARD OF DIRECTORS WILL BE VOTED AGAINST THE PROPOSAL UNLESS STOCKHOLDERS SPECIFY A CONTRARY VOTE.

CERTAIN TRANSACTIONS

ALLTEL engaged Stephens Inc., an affiliate of Stephens Group, Inc., to render investment banking and investment management services to ALLTEL and its subsidiaries during 2002, for which ALLTEL paid Stephens Inc. fees totaling $3,127,310 during the period January 1, 2002, through December 31, 2002. Stephens Group, Inc. beneficially owned, on February 24, 2003, 14,414,937 shares of Common Stock. Warren A. Stephens, an executive officer of Stephens Inc., is a director of ALLTEL.

ALLTEL believes that the transactions set forth above were conducted on terms that are no less favorable to ALLTEL than could have been obtained from unaffiliated third parties.

SECTION 16(a) BENEFICIAL OWNERSHIP
REPORTING COMPLIANCE

Section 16(a) of the Securities Exchange Act of 1934 requires ALLTEL's directors and executive officers, and persons who own more than ten percent of ALLTEL's Common Stock, to file with the SEC and the NYSE initial reports of ownership and reports of changes in ownership of that Common Stock. To ALLTEL's knowledge, based solely upon a review of copies of reports provided by those individuals to ALLTEL and written representations of those individuals that no other reports were required with respect to the year ended December 31, 2002, ALLTEL believes that all of the foregoing filing requirements applicable to its directors, executive officers, and greater-than-ten percent beneficial owners have been met, except that Sharilyn S. Gasaway, who became Controller of ALLTEL on July 25, 2002, did not file her initial Form 3 Report until August 21, 2002 (during which period she made no transactions in ALLTEL securities) and John R. Belk, a director, acquired a total of 147.469 shares of Common Stock during the period from October 1998 through October 2002, under a dividend reinvestment arrangement in his brokerage account that Mr. Belk did not report until he filed his Form 5 Report on February 13, 2003.

ANNUAL REPORT

The 2002 Annual Report accompanies this Proxy Statement. ALLTEL will provide, without charge upon written request, to any person receiving a copy of this Proxy Statement, a copy of ALLTEL's 2002 Form 10-K report, including the financial statements and the financial statement schedules thereto. Those requests should be addressed to Vice President-Investor Relations, ALLTEL Corporate Services, Inc., One Allied Drive, Little Rock, Arkansas 72202.

Only one copy of this proxy statement, and the accompanying Annual Report, is being delivered to stockholders who share an address, unless ALLTEL has received contrary instructions from one or more of the stockholders. ALLTEL will promptly deliver a separate copy of this proxy statement and the accompanying Annual Report to any stockholder at a shared address to which a single copy of those documents has been delivered upon the written or oral request from that stockholder to ALLTEL at the foregoing address or by calling (501) 905-8991. Any stockholder sharing a single copy of the proxy statement and Annual Report who wishes to receive a separate mailing of ALLTEL's proxy statement and Annual Report in the future and stockholders sharing an address and receiving multiple copies of ALLTEL's proxy statement and Annual Report who wish to share a single copy of those documents in the future should also notify ALLTEL at the foregoing address.

AUDIT AND NON-AUDIT FEES

PricewaterhouseCoopers LLP ("PwC") has been selected as ALLTEL's independent auditors for 2003. Representatives of PwC are expected to be present at the 2003 Annual Meeting. Such representatives will have an opportunity to make a statement if they desire to do so, and to respond to appropriate questions.

Audit Fees

The aggregate fees incurred for professional services rendered for the audit of ALLTEL's annual financial statements for the fiscal year ended December 31, 2002, and the review of the financial statements included in ALLTEL's Forms 10-Q for the fiscal year ended December 31, 2002, were $2,218,010. These audit fees include services rendered for the audits of certain subsidiaries and wireless partnerships. During 2002, PwC was also engaged to perform an audit of ALLTEL's annual consolidated financial statements and certain subsidiaries for the fiscal year ended December 31, 2001. In connection with these services, ALLTEL incurred aggregate fees of $2,080,457.

Audit-Related Fees

The aggregate fees incurred during 2002 for assurance and related services by PwC that were reasonably related to the performance of the audit or review of ALLTEL's financial statements and are not reported above under the caption "Audit Fees" for the fiscal years ended December 31, 2002 and 2001, were $156,285 and $137,100, respectively, which amounts were incurred for the following categories of services:

	2002	2001
Employee benefit plan audits	$125,000	$137,100
Services rendered in connection with registered security issuances	31,285	—
Totals	$156,285	$137,100

Tax Fees

The aggregate fees incurred during 2002 by ALLTEL for tax compliance, tax consulting and tax planning services by PwC for the fiscal years ended December 31, 2002 and 2001, were $90,200 and $44,847, respectively. These tax-related services include review of tax returns, tax payment planning services and tax advice related to acquisitions.

All Other Fees

The aggregate fees incurred during 2002 for services rendered to ALLTEL by PwC, other than those services covered in the sections captioned "Audit Fees", "Audit-Related Fees", and "Tax Fees", related to the fiscal year ended December 31, 2001, were $506,793 for expatriate tax and administration services. These services include the preparation of year-end balance sheets, compensation summaries and tax liability calculations by taxing authority for employees of ALLTEL who reside and work in foreign countries.

In making its determination regarding the independence of PwC, the Audit Committee considered whether the provision of the services covered in the sections herein regarding "Audit-Related Fees", "Tax Fees" and "All Other Fees" was compatible with maintaining such independence. The Audit Committee maintains the policy that no non-audit services may be requested of PwC without the Audit Committee's approval.

20

STATEMENT REGARDING CHANGE IN INDEPENDENT AUDITORS

On May 7, 2002, the Audit Committee of the Board of Directors of ALLTEL authorized (1) the engagement of PwC as the independent auditors for ALLTEL for the calendar year 2002 and (2) the dismissal of ALLTEL's existing independent auditors, Arthur Andersen LLP ("Andersen").

During the two fiscal years ended December 31, 2001, and the subsequent interim period through May 7, 2002, the date of the dismissal of Andersen (i) there were no disagreements with Andersen on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedures, which disagreements, if not resolved to the satisfaction of Andersen, would have caused Andersen to make reference in connection with its report to the subject matter of the disagreement and (ii) Andersen has not advised ALLTEL of any reportable events as defined in paragraphs (A) through (D) of Regulation S-K Item 304(a)(1)(v).

The accountant's report of Andersen on the consolidated financial statements of ALLTEL and its subsidiaries as of and for the years ended December 31, 2001 and 2000 did not contain any adverse opinion or disclaimer of opinion and was not qualified or modified as to uncertainty, audit scope, or accounting principles.

During the two fiscal years ended December 31, 2001, and the subsequent interim period through May 7, 2002, PwC was not consulted by ALLTEL, or by anyone on ALLTEL's behalf, regarding either the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on the financial statements of ALLTEL.

OTHER MATTERS

The management and the Board of Directors of ALLTEL do not know of any other matters that may come before the meeting. If any other matters properly come before the meeting, however, it is the intention of the persons named in the accompanying form of proxy to vote the proxy in accordance with their judgment on those matters. Under ALLTEL's Bylaws, nominations for director may be made only by the Board, or by an ALLTEL stockholder entitled to vote who has delivered notice to ALLTEL not fewer than 90 days nor more than 120 days prior to the first year anniversary of the immediately preceding year's annual meeting. The Bylaws also provide that no business may be brought before an annual meeting except as specified in the notice of the meeting or as otherwise brought before the meeting by or at the direction of the Board or by an ALLTEL stockholder entitled to vote who has delivered notice to ALLTEL (containing certain information specified in the Bylaws) within the time limits described above for delivering notice of a nomination for the election of a director. These requirements apply to any matter that an ALLTEL stockholder wishes to raise at an annual meeting other than in accordance with the procedures in SEC Rule 14a-8. A copy of the full text of the Bylaw provisions discussed above may be obtained by writing to the Corporate Secretary of ALLTEL, One Allied Drive, Little Rock, Arkansas 72202.

ALLTEL will bear the cost of solicitation of proxies. In addition to the use of the mail, proxies may be solicited by officers, directors, and employees of ALLTEL, personally or by telephone or electronic means. In the event the management of ALLTEL deems it advisable, ALLTEL may engage the services of an independent proxy solicitation firm to aid in the solicitation of proxies. The fees paid by ALLTEL, in the event of such an engagement, likely would not exceed $20,000. ALLTEL will pay persons holding stock in their names or those of their nominees for their expenses in sending soliciting material to their principals in accordance with regulations of the SEC and the NYSE.

The material referred to in this proxy statement under the captions "Comparative Stockholder Return," "Compensation Committee Report on Executive Compensation" and "Audit Committee Report" shall not be deemed soliciting material or otherwise deemed filed and shall not be deemed to be incorporated by any general statement of incorporation by reference in any filings made under the Securities Act of 1933 or the Securities Exchange Act of 1934.

IT IS IMPORTANT THAT ALLTEL'S SHARES BE VOTED PROMPTLY. THEREFORE, STOCKHOLDERS ARE URGED TO FILL IN, DATE, SIGN, AND RETURN THE ACCOMPANYING PROXY IN THE ENCLOSED ENVELOPE, OR VOTE ON THE INTERNET OR BY TELEPHONE IN ACCORDANCE WITH THE INSTRUCTIONS SET FORTH ON THE PROXY CARD.

Dated: March 3, 2003

By Order of the Board of Directors,
FRANCIS X. FRANTZ,
Secretary

ALLTEL CORPORATION

**CONSOLIDATED FINANCIAL STATEMENTS
AND OTHER ANNUAL REPORT INFORMATION**

ALLTEL CORPORATION

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS
AND OTHER ANNUAL REPORT INFORMATION

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

During 2002, ALLTEL Corporation ("ALLTEL" or the "Company") achieved solid financial results despite the effects of a sluggish economy, increased competition in its wireless business and a slight decline in wireline access lines. The Company continued to expand its core communications business in 2002, as evidenced by ALLTEL's purchase of wireline access lines in Kentucky from Verizon Communications Inc. ("Verizon") and the purchase of substantially all of the wireless assets of CenturyTel, Inc. ("CenturyTel"). The acquired operations have been successfully integrated into ALLTEL's existing communications business. During 2002, the Company also continued its focus on controlling costs by restructuring its Competitive Local Exchange Carrier ("CLEC"), call center and retail store operations.

On January 28, 2003, ALLTEL signed a definitive agreement to sell the financial services division of its information services subsidiary, ALLTEL Information Services, to Fidelity National Financial Inc. ("Fidelity National"), for $1.05 billion payable as $775.0 million in cash and $275.0 million in Fidelity National common stock. As part of this transaction, Fidelity National will acquire ALLTEL's mortgage servicing, retail and wholesale banking and commercial lending operations, as well as the community/regional bank division. Approximately 5,500 employees of the Company will transition to Fidelity National as part of the transaction, which is expected to close by the end of the first quarter of 2003. The telecom division of ALLTEL Information Services will be retained by the Company and will not be part of the transaction. The telecommunications operations retained by ALLTEL represented approximately 12 percent of both the total revenues and sales and total segment income reported by the information services segment in 2002.

Acquisitions

On August 1, 2002, ALLTEL completed its purchase of local telephone properties serving approximately 589,000 wireline customers in Kentucky from Verizon for $1.93 billion in cash. The acquired wireline properties overlapped ALLTEL's existing wireless service in northeastern Kentucky and increased the Company's total access lines by approximately 23 percent to nearly 3.2 million wireline customers. Upon signing of the purchase agreement in October 2001, ALLTEL paid Verizon a deposit equal to 10 percent of the total purchase price, or $190.7 million, with the balance of the cash payment (net of accrued interest on the deposit) due at the time the transaction was completed.

On August 1, 2002, ALLTEL also completed its purchase of substantially all of the wireless properties owned by CenturyTel for approximately $1.59 billion in cash. Through the completion of the transaction, ALLTEL added properties representing approximately 8.3 million potential customers ("POPs"), acquired approximately 762,000 customers, increasing its wireless customer base to more than 7.5 million customers, and expanded its wireless footprint into new markets across Arkansas, Louisiana, Michigan, Mississippi, Texas and Wisconsin. Also included in the transaction were minority partnership interests in cellular operations representing approximately 1.8 million proportionate POPs, and Personal Communications Services ("PCS") licenses covering 1.3 million POPs in Wisconsin and Iowa.

The accounts and results of operations of the acquired wireline and wireless properties are included in the accompanying consolidated financial statements from the date of acquisition. (See Note 3 to the consolidated financial statements for additional information regarding these acquisitions.)

To fund the cost of the acquisitions discussed above, during the second quarter of 2002, ALLTEL sold 27.7 million equity units and received net proceeds of $1.34 billion. The equity units had a stated amount of $50 per unit and included a purchase contract pursuant to which the holder agreed to purchase shares of ALLTEL common stock on May 17, 2005. ALLTEL will make quarterly contract adjustment payments to the holder at the rate of 1.50 percent of the stated amount per year. The number of shares to be purchased will be determined at the time the purchase contracts are settled based on the then current price of ALLTEL's common stock and will range between 0.8280 and 1.0101 shares of ALLTEL common stock per equity unit. The equity units also included $50 principal amount of senior notes, which bear interest at 6.25 percent and mature on May 17, 2007. In June 2002, the Company also issued $1.5 billion of unsecured long-term debt consisting of $800.0 million of

7.0 percent senior notes due July 1, 2012 and $700.0 million of 7.875 percent senior notes due July 1, 2032. Net proceeds from this debt issuance were $1.47 billion, after deducting the underwriting discount and other offering expenses. (See Note 5 to the consolidated financial statements for additional information regarding these securities offerings.)

In addition to the net proceeds from the issuance of the equity units and debt securities of $2.81 billion, ALLTEL funded the remaining $521.4 million of the $3.33 billion cost of the wireline and wireless acquisitions ($3.52 billion total cost less $193.5 million deposit, including accrued interest, paid to Verizon upon the signing of the definitive purchase agreement in October 2001 as noted above) with cash on hand of $78.9 million and additional borrowings of $442.5 million under ALLTEL's commercial paper program. As a result of prefunding the wireline and wireless acquisitions through the issuance of the equity units and long-term debt, ALLTEL incurred additional interest expense in 2002 of $35.0 million and, conversely, earned interest income of $8.2 million from investing the cash proceeds from these securities offerings. Accordingly, ALLTEL's results for the year ended December 31, 2002 were adversely affected by additional net interest cost (interest expense less interest income) of $26.8 million.

On October 3, 2000, ALLTEL purchased wireless properties in Louisiana from SBC Communications, Inc. ("SBC"). ALLTEL paid SBC $387.6 million in cash and acquired approximately 150,000 wireless customers and 300,000 paging customers. During 2000, ALLTEL, Bell Atlantic Corporation ("Bell Atlantic") and GTE Corporation ("GTE") exchanged wireless properties in 13 states. On April 3, 2000, ALLTEL completed the exchange of wireless properties with Bell Atlantic in five states, acquiring operations in Arizona, New Mexico and Texas and divesting operations in Nevada and Iowa. In addition to the exchange of wireless assets, ALLTEL paid Bell Atlantic $624.3 million in cash to complete this transaction. On June 30, 2000, ALLTEL completed the remaining wireless property exchanges with Bell Atlantic and GTE, acquiring operations in Florida, Ohio, South Carolina and Alabama, while divesting operations in Illinois, Indiana, New York and Pennsylvania. ALLTEL also transferred to Bell Atlantic or GTE certain minority investments in unconsolidated wireless properties, representing approximately 2.6 million POPs. In connection with the transfer of the remaining wireless assets, ALLTEL received $216.9 million in cash and prepaid vendor credits of $199.6 million and assumed long-term debt of $425.0 million. Through the completion of the above transactions, ALLTEL acquired interests in 27 wireless markets, representing about 14.6 million POPs and approximately 1.5 million wireless customers, while divesting interests in 42 wireless markets, representing 6.9 million POPs and approximately 778,000 customers. ALLTEL accounted for these exchange transactions as purchases, and accordingly, the accompanying consolidated financial statements include the accounts and results of operations of the acquired wireless properties from the applicable dates of acquisition.

Accounting and Financial Reporting Changes

Effective January 1, 2002, the Company adopted Statement of Financial Accounting Standards ("SFAS") No. 142 "Goodwill and Other Intangible Assets". This standard changed the accounting for goodwill and other indefinite-lived intangible assets from an amortization method to an impairment-only approach. As of January 1, 2002, ALLTEL ceased amortization of goodwill recorded in conjunction with past business combinations. In addition, the Company conducted a review of its other identifiable intangible assets and determined that its cellular and PCS licenses met the indefinite life criteria outlined in SFAS No. 142, because the Company expects both the renewal by the granting authorities and the cash flows generated from these intangible assets to continue indefinitely. Accordingly, ALLTEL also ceased amortization of the wireless licenses as of January 1, 2002. In accordance with the requirements of SFAS No. 142, ALLTEL also completed its initial impairment review of goodwill and indefinite-lived intangible assets and determined that no write-down in the carrying value of these assets was required.

As of January 1, 2002, ALLTEL changed its business segment reporting presentation by reclassifying the operating units of its emerging communications businesses to better align its financial reporting with the Company's business segment mix and to provide clear comparisons to other communications companies within ALLTEL's peer group. In accordance with SFAS No. 131 "Disclosures about Segments of an Enterprise and Related Information", ALLTEL restated all previously reported segment information to conform to the new financial reporting presentation. Under the new presentation, ALLTEL's wireless segment consists of its cellular, PCS and paging operations. The CLEC and Internet access operations have been combined with ALLTEL's incumbent local exchange carrier ("ILEC") operations and reported as the wireline segment. The information services segment no longer includes services provided to ALLTEL affiliates. These affiliate services have been reported in the corresponding communications segments, and accordingly, information services operating results only reflect the Company's financial services business and non-affiliated telecommunications operations. All other segments, which include long-distance and network management services, communications products and directory publishing, have been reported together under a segment classification titled "Communications Support Services". These reclassifications did not affect consolidated operating income, net income or earnings per share reported by ALLTEL prior to January 1, 2002. To enhance comparability of the consolidated financial information presented, the Company also reclassified its intersegment revenues and expenses. As a result, consolidated revenues and sales for prior periods were reduced for the portion of the information services revenues previously billed to the wireline operations that were not eliminated pursuant to SFAS No. 71 "Accounting for the Effects of Certain Types of Regulation".

Also as of January 1, 2002, the Company changed to a gross basis the reporting presentation for reimbursements of out-of-pocket expenses received from customers under terms of its information services agreements in accordance with Emerging Issues Task Force ("EITF") Issue 01-14 "Income Statement Characterization of Reimbursements Received for Out-of-Pocket Expenses Incurred". Prior to January 1, 2002, the Company netted these reimbursements against expenses incurred to provide data processing and consulting services and included the net amount in cost of services. Revenue and expense information prior to January 1, 2002 has been reclassified to conform to the new reporting presentation. This change did not affect operating income or net income reported by the Company prior to January 1, 2002. (See Notes 1 and 2 to the consolidated financial statements for additional information regarding these changes in accounting and financial reporting.)

Consolidated Results of Operations

(Millions, except per share amounts)	2002	2001	2000
Revenues and sales:			
Service revenues	$7,257.3	$6,736.8	$6,325.6
Product sales	726.1	768.8	834.4
Total revenues and sales	7,983.4	7,505.6	7,160.0
Costs and expenses:			
Cost of services	2,471.5	2,269.1	2,269.5
Cost of products sold	891.4	907.9	840.1
Selling, general, administrative and other	1,511.2	1,404.0	1,369.1
Depreciation and amortization	1,178.6	1,167.7	988.4
Integration expenses and other charges	115.1	92.2	25.4
Total costs and expenses	6,167.8	5,840.9	5,492.5
Operating income	$1,815.6	$1,664.7	$1,667.5
Net income	$ 924.3	$1,067.0	$1,928.8
Basic earnings per share	$2.97	$3.42	$6.13
Diluted earnings per share	$2.96	$3.40	$6.08

Revenues and sales increased $477.8 million, or 6 percent, in 2002 and $345.6 million, or 5 percent, in 2001. Service revenues increased $520.5 million, or 8 percent, in 2002 and $411.2 million, or 6 percent, in 2001. The increases in service revenues in both years primarily reflected growth in ALLTEL's communications customer base resulting primarily from acquisitions and the corresponding increase in access revenues. The acquisition of the wireline and wireless properties completed in the third quarter of 2002, as previously discussed, accounted for approximately $360.7 million of the overall increase in service revenues and $369.9 million of the overall increase in total revenues and sales in 2002. The acquisition of wireless properties in Louisiana and the exchange of wireless properties with Bell Atlantic and GTE accounted for approximately $248.9 million of the overall increase in service revenues and $269.2 million of the overall increase in total revenues and sales in 2001. Excluding the effects of the acquisitions in each period, service revenues would have increased $159.8 million, or 2 percent, and $162.3 million, or 3 percent, in 2002 and 2001, respectively, while total revenues and sales would have increased 1 percent in both 2002 and 2001, or $107.9 million and $76.4 million, respectively. In addition to the effects of the acquisitions, service revenues for both periods also reflected growth in the Company's Internet and long-distance operations, as well as increased revenues derived from the sale of enhanced communication services, such as caller identification, call-waiting, call forwarding, voice mail, and communications equipment protection plans. These increases were partially offset by lower average revenue per wireless customer compared to 2001 and the loss of wireline access lines due to broadband and wireless substitution.

Product sales decreased $42.7 million, or 6 percent, in 2002 and $65.6 million, or 8 percent, in 2001. Excluding the effects of the acquisitions discussed above in each period, product sales would have decreased $51.9 million, or 7 percent, and $85.9 million, or 11 percent, in 2002 and 2001, respectively. Product sales decreased in 2002 primarily due to a reduction in revenues derived from the sales of wireless handsets and accessories, reflecting decreases in retail prices driven by competition. In addition, directory publishing revenues decreased in 2002 primarily due to the loss of one major customer. A decline in customer premise equipment sales consistent with ALLTEL's decision to exit certain CLEC markets also contributed to the decrease in product sales in 2002. Product sales decreased in 2001 primarily due to a reduction in sales of telecommunications and data products to both the Company's wireline subsidiaries and non-affiliates, reflecting a general decline in capital spending by telecommunications companies due to economic conditions and the industry's emphasis on controlling costs. The decrease in sales of these products were partially offset in 2001 by increases in directory publishing revenues and sales of software licenses by the Company's information services subsidiary.

Cost of services increased $202.4 million, or 9 percent, in 2002 and decreased $0.4 million, or less than 1 percent, in 2001. The acquisition of the wireline and wireless properties completed in the third quarter of 2002 accounted for approximately $100.9 million of the overall increase in cost of services in 2002. Cost of services in 2002 also reflected increased network-related expenses due to higher network traffic associated with the nonacquisition-related growth in ALLTEL's communications customer base and increased bad debt expense of $123.0 million. Bad debt expense increased primarily due to the overall decline in economic conditions, weakening consumer credit and the effects of fourth quarter 2001 marketing programs directed toward the credit-challenged wireless customer segment. In an effort to reduce future losses sustained from bad debts, the Company periodically refines its customer credit policies, reevaluates minimum deposit requirements for high-credit risk customers, and improves collection practices by adding new technologies and additional human resources. Bad debt expense for 2002 also included a $14.0 million write-down in receivables resulting from an interexchange carrier's bankruptcy filing. Additional bad debt reserves related to ALLTEL's ongoing business relationship with this carrier or with any other carriers that may become subject to insolvency proceedings in the future may be required. The increases in cost of services in 2002 attributable to acquisitions and increased bad debt expense were partially offset by reduced operating costs in the Company's information services business primarily reflecting the effects of the Company's various restructuring efforts. The decrease in cost of services in 2001 primarily reflected reduced losses sustained from fraud and reductions in customer service expenses in the Company's communications operations, resulting from various restructuring activities completed during 2001, as further discussed below. The reduced losses from fraud reflected the Company's continuing efforts to control unauthorized usage of its customers' wireless telephone numbers that results in unbillable fraudulent roaming activity. The effects of the decreases in losses sustained from fraud and customer service expenses were partially offset by increased bad debt expense of $30.9 million and additional expenses of $62.0 million attributable to the wireless property acquisitions completed in 2000.

Cost of products sold decreased $16.5 million, or 2 percent, in 2002 and increased $67.8 million, or 8 percent, in 2001. Cost of products sold decreased in 2002 consistent with the overall decline in product sales noted above and the effects of lower gross profit margins earned from the sale of telecommunications and data products. The reduction in gross profit margins earned by the product distribution operations reflected lower margins earned on affiliated sales and increased competition from other distributors and from direct sales by manufacturers. The increase in cost of products sold in 2001 was consistent with the growth in gross wireless customer activations, the selling of higher-cost wireless digital handsets and the Company's continuing efforts to migrate wireless customers from analog to digital equipment. The increase in cost of products sold attributable to the wireless operations was partially offset by a reduction in the cost of telecommunications and data products sold consistent with the decreased sales of those products as noted above.

Selling, general, administrative and other operating expenses increased $107.2 million, or 8 percent, in 2002 and $34.9 million, or 3 percent, in 2001. The wireless and wireline property acquisitions completed in 2002 accounted for $63.9 million of the overall increase in selling, general, administrative and other expenses in 2002. In addition to the effects of the acquisitions, selling, general, administrative and other expenses for 2002 reflected increased commission costs of $46.6 million consistent with the growth in gross wireless customer additions and increased sales of the Company's Total and National Freedom wireless service rate plans. Commissions expense also reflected increased commissions paid to outside agents reflecting a shift in the Company's distribution and product mix. The increases resulting from acquisitions and higher commissions costs were partially offset by cost savings from the Company's restructuring of its CLEC and retail store operations completed during the first quarter, as further discussed below, and decreased advertising costs of $13.5 million resulting from discounted pricing received by ALLTEL due to purchasing advertising in bulk as part of centralizing the Company's advertising efforts. The acquisitions of wireless properties completed in 2000 accounted for an increase of $46.9 million in selling, general, administrative and other expenses in 2001. In addition, advertising costs increased $28.8 million in 2001 primarily attributable to a nationwide branding campaign and other promotional activities. The increases attributable to the acquisitions and increased advertising costs were partially offset by decreased commission costs of $34.1 million. A reduction in overhead expenses, primarily resulting from the Company's 2001 restructuring efforts, also favorably impacted selling, general, administrative and other expenses in 2001.

Depreciation and amortization expense increased $10.9 million, or 1 percent, in 2002 and $179.3 million, or 18 percent, in 2001. Depreciation and amortization expense in 2002 was favorably impacted by the effect of no longer amortizing goodwill and other indefinite-lived intangible assets in accordance with SFAS No. 142. Excluding the effects of the amortization of goodwill and other indefinite-lived intangible assets in each period, depreciation and amortization expense would have increased $111.6 million, or 10 percent, in 2002 and $170.7 million, or 19 percent, in 2001. When excluding the effects of the amortization of goodwill and other indefinite-lived intangible assets, the increases in depreciation and amortization expense in both years primarily reflected growth in telecommunications plant in service. Depreciation and amortization expense for 2002 also included $54.2 million of additional expense attributable to the 2002 wireless and wireline property acquisitions. Depreciation and amortization expense for 2001 included $53.4 million of additional expense attributable to the 2000 wireless acquisitions.

Pension expense, which is included in both cost of services and selling, general, administrative and other expenses, remained flat in 2002 compared to 2001. Pension costs for 2001 included special termination benefits incurred in connection with an early retirement program offered by the Company, as further discussed in Note 9 to the consolidated financial statements. Primarily as a result of these special termination benefits, pension expense in 2001 increased $26.0 million over 2000. Pension costs for both 2002 and 2001 were both adversely affected by lower investment returns earned on pension plan assets.

Operating income increased $150.9 million, or 9 percent, in 2002 and decreased $2.8 million, or less than 1 percent, in 2001. The wireline and wireless acquisitions accounted for $133.5 million of the overall increase in operating income in 2002. The reduction in operating income for 2001 primarily reflected additional goodwill and other intangible assets amortization of approximately $44.0 million related to the acquisitions of wireless assets completed in 2000, partially offset by $39.3 million of additional operating income attributable to those acquisitions. In addition to the effects of the changes in revenues and sales and operating expenses discussed above, reported operating income for both 2002 and 2001 included the effects of integration expenses, restructuring and other charges as further discussed below.

A-6

Integration Expenses and Other Charges

A summary of the integration and other charges recorded in 2002 by quarter was as follows:

(Millions)	1st Quarter	2nd Quarter	3rd Quarter	4th Quarter	Total
Severance and employee benefit costs	$13.4	$ —	$ 3.3	$(0.5)	$ 16.2
Lease and contract termination costs	12.4	—	2.2	(0.5)	14.1
Computer system conversion and other integration costs . . .	3.4	9.0	8.6	—	21.0
Write-down of investment in business venture	—	—	—	42.3	42.3
Write-down of cell site equipment	7.1	—	—	—	7.1
Write-down of software development costs	4.4	—	—	—	4.4
Branding and signage costs	—	—	7.8	—	7.8
Equipment removal and other disposal costs	2.2	—	—	—	2.2
Total integration expenses and other charges	$42.9	$9.0	$21.9	$41.3	$115.1
Number of employees terminated	910	—	212	—	1,122
Number of lease sites terminated	31	—	7	2	40

On December 13, 2002, ALLTEL and Bradford & Bingley Group announced both companies had agreed to discontinue a business venture. The business venture, ALLTEL Mortgage Solutions, Ltd., was created in 2000 to provide mortgage administration and information technology products to the mortgage lending industry in the United Kingdom. Unfortunately, the existing business climate in the United Kingdom limited the business venture's ability to leverage the business across a broad base of customers. As a result of this announcement, ALLTEL recorded a write-down of its investment in the business venture, which primarily consisted of capitalized software development costs that had no alternative future use or functionality. The write-down also included unamortized leasehold improvements and other costs to unwind the business venture. During the fourth quarter of 2002, the Company also recorded lease termination costs of $1.5 million related to the closing of two data processing centers. The lease termination costs reflected the estimated minimum contractual commitments over the ensuing one to two years to terminate leases associated with these operating locations. The Company also recorded a $2.5 million reduction in the liabilities associated with the restructuring of its CLEC operations initiated during the first quarter of 2002, as discussed below. The reduction primarily reflected differences between estimated and actual costs to exit certain CLEC markets and consisted of $2.0 million in lease termination costs and $0.5 million in severance and employee benefit costs.

During the third quarter of 2002, the Company recorded a restructuring charge of $5.5 million consisting of severance and employee benefit costs related to a planned workforce reduction and lease termination costs primarily related to the closing of seven product distribution centers. The lease termination costs consisted of $1.2 million, primarily representing the estimated minimum contractual commitments over the ensuing one to four years for operating locations that the Company abandoned, net of anticipated sublease income. The lease termination costs also included an additional $1.0 million to reflect the revised estimated costs, net of anticipated sublease income, to terminate leases associated with four operating locations. ALLTEL had previously recorded $9.1 million in lease termination costs related to these four locations ($2.8 million during the first quarter of 2002 and $6.3 million in 1999), as further discussed below. The additional charge reflected a further reduction in expected sublease income attributable primarily to softening in the commercial real estate market. The restructuring plan, completed in September 2002, provided for the elimination of 212 employees primarily in the Company's information services and product distribution operations. As of December 31, 2002, the Company had paid $2.7 million in severance and employee-related expenses, and all of the employee reductions had been completed.

In connection with the purchase of wireline properties in Kentucky from Verizon and wireless properties from CenturyTel (see Note 3 to the consolidated financial statements), the Company incurred branding and signage costs of $7.8 million during the third quarter of 2002. In connection with these acquisitions, the Company also incurred computer system conversion and other integration costs during each of the first three quarters of 2002. These expenses included internal payroll and employee benefit costs, contracted services, and other computer programming costs incurred in connection with expanding ALLTEL's customer service and operations support functions to handle increased customer volumes resulting from the acquisitions and to convert Verizon's customer billing and operations support systems to ALLTEL's internal systems.

In 2001, during the evaluation of its existing CLEC operations, the Company determined that a business model that relied heavily on interconnection with other carriers had limited potential for profitably acquiring market share. Accordingly, in January 2002, the Company announced its plans to exit its CLEC operations in seven states representing less than 20 percent of ALLTEL's CLEC access lines. In the course of exiting these markets, ALLTEL honored all existing customer contracts, licenses and other obligations and worked to minimize the inconvenience to affected customers by migrating these customers to other service providers. During the first quarter of 2002, the Company also consolidated its call center and retail store operations. In connection with these activities, the Company recorded a restructuring charge consisting of severance and employee benefit costs related to a planned workforce reduction, costs associated with terminating certain CLEC transport agreements and lease termination fees incurred with the closing of certain retail and call center locations. In exiting the CLEC operations, the Company also incurred costs to disconnect and remove switching and other transmission equipment from central office facilities and expenses to notify and migrate customers to other service providers. ALLTEL also wrote off certain capitalized software development costs that had no alternative future use or functionality. The restructuring plans, completed in March 2002, provided for the elimination of 910 employees primarily in the Company's sales, customer service and network operations support functions. As previously discussed, in the fourth quarter of 2002, ALLTEL reduced the liabilities associated with these restructuring plans by $2.5 million. As of December 31, 2002, the Company had paid $11.5 million in severance and employee-related expenses, and all of the employee reductions had been completed.

The $12.4 million in lease and contract termination costs recorded in the first quarter of 2002 consisted of $5.0 million, representing the estimated minimum contractual commitments over the next one to five years for 31 operating locations that the Company abandoned, net of anticipated sublease income. The lease and contract termination costs also included $3.6 million of costs to terminate transport agreements with six interexchange carriers. The Company also recorded an additional $2.8 million to reflect the revised estimated costs, net of anticipated sublease income, to terminate leases associated with four operating locations. ALLTEL had previously recorded $6.3 million in lease termination costs related to these four locations in 1999. The additional charge reflected a reduction in expected sublease income primarily due to softening in the commercial real estate market and the bankruptcy filings by two sublessees. Finally, the lease termination costs also included $1.0 million of unamortized leasehold improvement costs related to the abandoned locations.

In conjunction with a product replacement program initiated by a vendor in 2001, the Company exchanged certain used cell site equipment for new equipment. The exchange of cell site equipment began during the third quarter of 2001 and continued through the first quarter of 2002. As the equipment exchanges were completed, the Company recorded write-downs in the carrying value of the used cell site equipment to fair value.

During 2001, the Company restructured its regional communications, information services, product distribution and corporate operations. In connection with these restructuring efforts, ALLTEL recorded restructuring charges during each of the four quarters of 2001. The Company also recorded write-downs in the carrying value of certain cell site equipment to fair value in connection with the product replacement program previously discussed.

A summary of the restructuring and other charges recorded in 2001 by quarter was as follows:

(Millions)	1st Quarter	2nd Quarter	3rd Quarter	4th Quarter	Total
Severance and employee benefit costs	$54.9	$1.6	$ 5.5	$0.1	$62.1
Lease and contract termination costs	5.2	0.5	0.4	—	6.1
Write-down of software development costs	8.9	—	—	—	8.9
Write-down of cell site equipment	—	—	9.5	5.6	15.1
Total restructuring and other charges	$69.0	$2.1	$15.4	$5.7	$92.2
Number of employees terminated	1,247	170	216	11	1,644
Number of lease sites terminated	48	10	2	3	63

As indicated in the table above, the restructuring charges consisted of $62.1 million in severance and employee benefit costs related to planned workforce reductions, $6.1 million in lease termination costs associated with the closing of certain retail and other operating locations and an $8.9 million write-down in the carrying value of certain software development costs. Included in the severance and employee benefit component of the restructuring charges were non-cash charges of $22.6 million. These non-cash charges consisted of $21.5 million in additional pension and post-retirement benefit costs related to a special early retirement program offered by the Company to employees meeting certain age and service requirements and $1.1 million in compensation expense related to the accelerated vesting of certain stock options. Eligible employees who elected the early retirement incentive received five years of additional vested service for purposes of calculating their retirement benefits available under the Company's pension and post-retirement benefit plans. During the first quarter of 2001, 230 employees accepted the retirement incentive offer. The restructuring plans were completed in December 2001 and resulted in the elimination of 1,644 employees, including the employees who accepted the early retirement incentive. The work force reductions occurred primarily in operations management, engineering, sales and the corporate support functions. As of December 31, 2002, the Company had paid $39.4 million in severance and employee-related expenses, and all of the employee reductions had been completed.

The lease termination costs recorded in 2001 included $5.0 million representing the estimated minimum contractual commitments over the next one to five years for 63 operating locations that the Company abandoned, net of anticipated sublease income. The lease termination costs also included $1.1 million of unamortized leasehold improvement costs related to the abandoned locations. The write-down in the carrying value of certain software development costs resulted from the Company's formation of a business venture with IBM announced in March 2001. The business venture, which operates as ALLTEL Corebanking Solutions, a majority-owned consolidated subsidiary of ALLTEL, develops and markets Corebank, a real-time banking system, to financial service organizations in Europe. Prior to forming the business venture, ALLTEL had been developing its own real-time processing software. Following the signing of the business venture agreement, ALLTEL ceased further development of its software product and wrote off the portion of the capitalized software development costs that had no alternative future use or functionality.

In an effort to realign the cost structure in its information services business, ALLTEL recorded a restructuring charge of $10.1 million in 2000. This charge consisted of $5.9 million in severance and employee benefit costs related to a planned workforce reduction and $4.2 million in lease termination costs related to the consolidation of certain operating locations. The lease termination costs represented the estimated minimum contractual commitments over the next one to four years for leased facilities that the Company abandoned, net of anticipated sublease income. As of December 31, 2001, ALLTEL had paid all of the severance and employee-related expenses and completed all of the scheduled employee reductions.

In connection with ALLTEL's purchase of wireless assets in Louisiana from SBC and the Company's exchange of wireless assets with Bell Atlantic and GTE, the Company recorded integration expenses and other charges of $19.9 million in 2000. These charges consisted of $14.6 million in branding and signage costs and $5.3 million in severance and employee-related expenses related to a planned workforce reduction. The integration plan provided for the elimination of 22 employees in the Company's wireless operations management, engineering and sales support functions. During 2000, the Company paid $5.3 million in severance and employee-related expenses and completed all of the planned employee reductions.

As a result of completing the restructuring of its wireline operations initiated in September 1999, the Company recorded a $2.1 million reduction in the liabilities associated with this restructuring plan in 2000. The adjustment reflected differences between estimated and actual severance costs paid and a reduction in the number of employees to be terminated under the plan. During 2000, the Company also recorded a $2.5 million reduction in the liabilities associated with its merger and integration activities initiated during 1999. The reduction consisted of decreases in estimated severance costs of $2.3 million and $0.2 million, respectively, related to the 1999 acquisitions of Aliant Communications Inc. ("Aliant") and Liberty Cellular, Inc. ("Liberty"). The adjustments primarily reflected a reduction in the expected number of Aliant employees to be terminated under the merger and integration plans, as well as differences between actual and estimated severance costs paid. As of December 31, 2002, the remaining unpaid liability relating to ALLTEL's acquisitions of Aliant and Liberty was $1.5 million and consisted of unpaid severance and employee-related expenses.

As of December 31, 2002, the remaining unpaid liability related to the Company's integration and restructuring activities was $15.7 million, consisting of severance and employee-related expenses of $3.6 million and lease cancellation and contract termination costs of $12.1 million. Cash outlays for the remaining employee-related expenses and lease termination costs will be disbursed over the ensuing 12 to 48 months. Funding for the remaining unpaid liability will be internally financed from operating cash flows. The integration expenses and other charges decreased net income $62.5 million, $54.8 million and $15.0 million for the years ended December 31, 2002, 2001 and 2000, respectively. (See Note 9 to the consolidated financial statements for additional information regarding these charges.) The integration expenses and other charges discussed above are not allocated to the Company's business segments, as management evaluates segment performance excluding the effects of these items.

Non-Operating Income (Expense), Net

(Millions)	2002	2001	2000
Equity earnings in unconsolidated partnerships	$ 65.8	$ 57.0	$120.5
Minority interest in consolidated partnerships	(69.9)	(71.8)	(97.2)
Other income, net	2.4	12.8	24.0
Non-operating income (expense), net	$ (1.7)	$ (2.0)	$ 47.3

Non-operating expense, net decreased $0.3 million, or 15 percent, in 2002 and increased $49.3 million, or 104 percent, in 2001. Equity earnings in unconsolidated partnerships in 2002 included $15.1 million of additional income resulting from the acquisition of certain minority partnership interests from CenturyTel, as previously discussed. The increase in equity earnings in 2002 attributable to the CenturyTel acquisition was partially offset by the fourth quarter 2001 acquisition of a controlling interest in a Texas wireless partnership, in which the Company previously held a minority ownership interest. Minority interest expense for 2002 included $5.6 million of additional expense resulting from the acquisition of certain non-wholly owned partnership interests from CenturyTel. The increase in minority interest expense attributable to the CenturyTel acquisition was offset in 2002 by the transfer to ALLTEL of the remaining ownership interest in two South Carolina MSAs as part of the dissolution of a wireless partnership with BellSouth Mobility, Inc. ("BellSouth") that was completed in 2001. Other income, net for 2002 included additional interest income of $8.2 million from investing the cash proceeds from ALLTEL's equity unit and long-term debt offerings, as previously discussed. Other income, net for 2002 also included net losses of $12.1 million related to the disposal of property, plant and equipment. Other income, net for 2001 included pretax gains from the sale of miscellaneous stock investments of $8.4 million. The decrease in equity earnings in unconsolidated partnerships in 2001 primarily reflected the sale of certain minority investments to Bell Atlantic and GTE completed during 2000 and the transfer to BellSouth of certain minority investments as part of the dissolution of the BellSouth partnership. The decrease in minority interest expense in 2001 reflected ALLTEL's acquisition of the remaining ownership interest in a Georgia Rural Service Area

("RSA") completed in January 2000 and in a Florida RSA completed in August 2000. Other income, net for 2000 included a pretax gain of $4.7 million from the sale of a minority interest in a wireless property and pretax gains of $16.7 million realized from the sale of miscellaneous stock investments.

Interest Expense

Interest expense increased $80.9 million, or 30 percent, in 2002 and decreased $24.1 million, or 8 percent, in 2001. The increase in 2002 primarily reflected the additional interest expense resulting from ALLTEL's equity unit and long-term debt offerings to finance the cost of its wireline and wireless property acquisitions, as previously discussed. The decrease in interest expense in 2001 primarily reflected reductions in both the weighted average borrowing amount and interest rates applicable to ALLTEL's commercial paper program. The decrease in interest expense attributable to reduced borrowings outstanding under the commercial paper program was partially offset by additional interest costs related to the $425.0 million of long-term debt assumed by ALLTEL in completing the wireless property exchange with GTE.

Gain on Disposal of Assets, Write-Down of Investments and Other

In 2002, the Company recorded a pretax gain of $22.1 million from the sale of a wireless property in Pennsylvania to Verizon Wireless. The Company also recorded pretax write-downs totaling $15.1 million related to its investment in Hughes Tele.com Limited ("HTCL"). The initial write-down of $12.5 million was recorded during the second quarter of 2002 in connection with HTCL's agreement to merge with a major Indian telecommunications company and an other-than-temporary decline in the fair value of HTCL's common stock. In December 2002, ALLTEL exchanged its shares of HTCL for non-voting, mandatory redeemable convertible preferred shares of Tata Teleservices Limited ("Tata"), a privately held Indian company. Subsequently, ALLTEL decided to liquidate this investment by selling the Tata preferred shares. The additional $2.6 million write-down of the Tata investment recorded in the fourth quarter of 2002 reflected the difference between the carrying amount of the Tata preferred shares and the estimated sales proceeds to be realized by ALLTEL upon completion of the sale, which occurred in February 2003. During 2002, the Company also recorded a pretax adjustment of $4.8 million to reduce the gain recognized from the dissolution of the wireless partnership with BellSouth involving wireless properties in four states. As discussed below, this gain was initially recorded in 2001. This additional adjustment reflected a true up for cash distributions payable to BellSouth in conjunction with the dissolution of the partnership. In 2002, the Company also recorded a pretax write-down of $1.2 million related to an other-than-temporary decline in ALLTEL's investment in Airspan Networks, Inc., a provider of wireless telecommunications equipment. These transactions increased net income $0.6 million in 2002.

In 2001, ALLTEL recorded pretax gains of $347.8 million from the sale of 20 PCS licenses to Verizon Wireless. The Company also recorded a pretax gain of $9.5 million upon the dissolution of the partnership with BellSouth. Upon dissolution, the partnership's assets were distributed to the partners at fair value resulting in a gain for financial reporting purposes. ALLTEL also recorded pretax gains of $3.2 million from the sale of certain investments and prepaid $73.5 million of long-term debt prior to its stated maturity date. In connection with the early retirement of that debt, ALLTEL incurred pretax termination fees of $2.9 million. These transactions increased net income $212.7 million in 2001.

During 2000, the Company recorded pretax gains of $1,345.5 million from the exchange of wireless properties with Bell Atlantic and GTE. The Company also recorded pretax gains of $36.0 million from the sale of its PCS operations in Birmingham and Mobile, Ala. and nine other PCS licenses, including the license covering the Pensacola, Fla. market. The sales of the Mobile, Ala. and Pensacola, Fla. PCS assets were necessary in order for ALLTEL to meet the U.S. Department of Justice guidelines regarding the overlap of wireless properties so that the Company could complete the wireless asset exchanges with Bell Atlantic and GTE. The Company also recorded pretax gains totaling $562.0 million from the sale of equity securities, including ALLTEL's remaining investment in WorldCom, Inc. ("WorldCom") common stock. In addition, the Company recorded a pretax write-down of $15.0 million on its investment in APEX Global Information Services, Inc. ("APEX"), a provider of Internet access services. The write-off was recorded due to adverse market conditions and APEX's bankruptcy filing. These transactions increased net income $1,124.3 million in 2000. (See Note 10 to the consolidated financial statements for additional information regarding these items.)

Income Taxes

Income tax expense decreased $163.1 million, or 23 percent, in 2002 and $681.0 million, or 49 percent, in 2001. The decreases in income tax expense for both years primarily reflected the tax-related effects of the integration expenses and other charges, gain on disposal of assets and write-down of investments previously discussed. The tax-related effects of these items accounted for $175.3 million and $681.8 million of the overall decreases in income tax expense in 2002 and 2001, respectively, and were partially offset by growth in segment income as further discussed below under "Results of Operations by Business Segment". Income tax expense for 2002 also reflected an approximate two percent reduction in the Company's effective income tax rate from 2001 as a result of no longer amortizing goodwill and other indefinite-lived intangible assets for financial statement purposes pursuant to SFAS No. 142. Income tax expense for 2001 also reflected a one percent reduction in the Company's effective state income tax rate from 2000, as state income tax expense for 2000 included the effects of certain gain transactions taxed in states with statutory rates that exceeded ALLTEL's overall state tax rates for its communications operations.

Cumulative Effect of Accounting Change

In 2001, ALLTEL changed the method of accounting for the defined benefit pension plan of a subsidiary acquired in 1999 to conform to the accounting principles followed by the ALLTEL Pension Plan (the "ALLTEL Plan"), a defined benefit pension plan covering substantially all employees working in the Company's communications and corporate operations. The change in accounting was completed in conjunction with the Company's decision to conform future benefits earned under the subsidiary's plan with the ALLTEL Plan, effective June 1, 2001. The change in accounting, retroactive to January 1, 2001, affected both the computation and amortization of unrecognized actuarial gains and losses for purposes of computing annual pension cost related to the subsidiary's pension plan. The change included modifying the method by which the market-related value of plan assets was determined from a calculated five-year average to actual fair value. In addition, unrecognized actuarial gains or losses that exceed 17.5 percent of the greater of the projected benefit obligation or market-related value of plan assets will be amortized on a straight-line basis over five years. Unrecognized actuarial gains and losses below the 17.5 percent corridor will be amortized over the average remaining service life of active plan participants (approximately 13 years). Under the method previously followed by the subsidiary's plan, only unrecognized actuarial gains and losses in excess of 10 percent of the greater of the projected benefit obligation or market-related value of plan assets were amortized over the average remaining service life of active plan participants. ALLTEL believes the changes in computing the market-related value of plan assets and accelerating the amortization periods are preferable because these changes result in more timely recognition of actuarial gains and losses in computing annual pension cost related to the subsidiary's plan, and achieve consistency with the ALLTEL Plan. The effect of these changes in 2001 was to increase pension income by $1.7 million and income before cumulative effect of accounting change by $1.0 million.

Effective January 1, 2000, the Company changed its method of recognizing wireless access revenues and certain customer activation fees to conform ALLTEL's revenue recognition policies to the requirements of the Securities and Exchange Commission's Staff Accounting Bulletin No. 101, "Revenue Recognition in Financial Statements". Prior to January 1, 2000, the Company recognized monthly non-refundable wireless access revenues when billed in accordance with contractual arrangements with customers. With the change in accounting, the Company recognizes wireless access revenues over the period in which the corresponding services are provided. Because ALLTEL bills its customers on a cycle basis throughout the month, this accounting change resulted in the continuous deferral of approximately 15 days of wireless access revenue. In addition, ALLTEL previously recognized when billed fees assessed to communications customers to activate service. With the change in accounting, the Company now recognizes these fees over the expected life of the customer. These changes in revenue recognition decreased income before cumulative effect of accounting change

A-12

by $4.6 million, or $.01 per share, in 2000. (See Note 2 to the consolidated financial statements for additional information regarding these changes in accounting principles.)

Net income decreased $142.7 million, or 13 percent, in 2002 and $861.8 million, or 45 percent, in 2001. Basic and diluted earnings per share both decreased 13 percent in 2002 and 44 percent in 2001. As previously discussed, operating results for 2002 reflected the effects of no longer amortizing indefinite-lived intangible assets, additional net interest cost due to prefunding ALLTEL's wireline and wireless acquisitions, integration expenses and other charges, and the write-down in receivables due to an interexchange carrier's bankruptcy filing. Reported net income and earnings per share for all three years also included the effects of gains realized from the exchange or sale of assets, investment write-downs, termination fees on the early retirement of long-term debt and the cumulative effect of accounting changes. The effects of these items accounted for $171.3 million and $889.8 million of the overall decreases in net income in 2002 and 2001, respectively, and were partially offset by growth in segment income, as further discussed below under "Results of Operations by Business Segment". Excluding the effects of these items in each year, net income would have increased $28.6 million, or 3 percent, in 2002 and $28.0 million, or 3 percent, in 2001 and basic and diluted earnings per share both would have increased 3 percent in 2002 and 4 percent in 2001.

Average Common Shares Outstanding

The average number of common shares outstanding decreased slightly in 2002 and decreased 1 percent in 2001. The decreases in both periods were primarily due to the Company's repurchase of 3.3 million of its common shares during the second quarter of 2001, as further discussed below. The effects on the average number of common shares outstanding resulting from the repurchase of stock were partially offset in 2002 and 2001 by additional shares issued upon the exercise of options granted under ALLTEL's employee stock-based compensation plans.

Results of Operations by Business Segment

Communications-Wireless Operations

(Dollars in millions, customers in thousands)	2002	2001	2000
Revenues and sales:			
Service revenues	$3,999.2	$3,639.8	$3,349.6
Product sales	161.0	192.2	187.0
Total revenues and sales	4,160.2	3,832.0	3,536.6
Costs and expenses:			
Cost of services...	1,213.8	1,011.1	1,011.9
Cost of products sold	430.6	467.1	322.9
Selling, general, administrative and other	990.3	907.1	854.2
Depreciation and amortization	577.6	619.0	480.8
Total costs and expenses	3,212.3	3,004.3	2,669.8
Segment income	$ 947.9	$ 827.7	$ 866.8
Total customers	7,601.6	6,683.0	6,241.6
Gross customer additions	3,157.0	2,297.6	2,906.6
Net customer additions	1,032.5	441.4	1,223.0
Prepaid customer unit adjustment	(113.9)	—	—
Market penetration rate..	12.9%	13.5%	12.6%
Postpaid customer churn...	2.23%	2.34%	2.33%
Total churn	2.50%	2.41%	2.50%
Average revenue per customer per month	$46.97	$47.09	$49.40
Cost to acquire a new customer...................................	$304	$302	$307

Excluding the effect of acquisitions, ALLTEL added more than 2.4 million gross customers in 2002, compared to nearly 2.3 million gross customers in 2001 and 2.1 million in 2000. As a result of this increase in gross customer additions, the total number of wireless customers served by ALLTEL increased 14 percent during 2002, compared to an annual growth rate in customers of 7 percent in 2001. As previously discussed, on August 1, 2002, the Company completed the purchase of substantially all of the wireless assets of CenturyTel. This acquisition accounted for approximately 762,000 of the overall increase in wireless customers that occurred during 2002. During the third quarter of 2002, in integrating the operations of the former CenturyTel properties, ALLTEL upgraded the acquired markets to a CDMA-based network, launched the ALLTEL brand name and began offering regional and national rate plans. The Company also standardized disconnect policies across its entire wireless operations, the primary effects of which were a two-month advancement of customer disconnects among the Company's prepaid customer segment and a reduction of ALLTEL's customer base by approximately 114,000 customers. This policy change did not affect reported operating results, because the customer accounts disconnected were inactive. Overall, the Company's wireless market penetration rate (number of customers as a percent of the total population in ALLTEL's service areas) decreased to 12.9 percent as of December 31, 2002, primarily due to lower penetration levels in the markets acquired from CenturyTel.

In addition to the effects of heightened competition and increased penetration levels in the wireless industry, economic factors, including weakening customer demand and consumer credit, also affected customer growth rates in the wireless industry during 2002. The level of customer growth during 2003 will be dependent upon the Company's ability to attract new customers in an increasingly competitive marketplace currently supporting up to seven competitors in each market. The Company will continue to focus its efforts on sustaining value-added customer growth by managing its distribution channels and customer segments, offering attractively priced rate plans and enhanced services and other features, selling additional phones to existing customers and pursuing strategic acquisitions.

The Company continues to focus its efforts on lowering postpaid customer churn (average monthly rate of customer disconnects). To improve customer retention, the Company offers competitively priced rate plans, proactively analyzes customer usage patterns and migrates customers to digital handsets due to technology advancements. In addition, the Company continues to upgrade its telecommunications network in order to provide enhanced service offerings to customers. These efforts helped to reduce postpaid customer churn in 2002, despite heightened competition and declining economic conditions. Total churn increased in 2002 primarily due to the standardization of disconnect policies previously discussed and an increase in the actual number of prepaid customer disconnects during the fourth quarter of 2002.

Wireless revenues and sales increased $328.2 million, or 9 percent, in 2002 and $295.4 million, or 8 percent, in 2001. Service revenues increased $359.4 million, or 10 percent, in 2002 and $290.2 million, or 9 percent, in 2001. The increases in service revenues in both years primarily reflected growth in ALLTEL's customer base and the resulting increase in access revenues. The acquisition of the CenturyTel properties accounted for approximately $179.3 million of the overall increase in service revenues and $186.4 million of the overall increase in total revenues and sales in 2002. The acquisition of wireless properties in Louisiana and the exchange of wireless properties with Bell Atlantic and GTE accounted for approximately $248.9 million of the overall increase in service revenues and $269.2 million of the overall increase in total revenues and sales in 2001. In addition to the effects of the acquisitions, service revenues in 2002 and 2001 also reflected increases in the sale of enhanced services, including call waiting, call forwarding, three-way calling, voicemail and equipment protection plans. Revenues from these enhanced services increased $27.3 million and $33.2 million in 2002 and 2001, respectively, reflecting increased demand for these service offerings. Fees assessed for early disconnection, late payment and reconnection services increased $54.4 million and $14.4 million in 2002 and 2001, respectively, reflecting enhancements to ALLTEL's billing systems to consistently charge for these services and the overall decline in economic conditions and weakening consumer credit. Service revenue growth in 2002 and 2001 attributable to customer growth, acquisitions, increased access revenues and additional revenues earned from enhanced services and fees were partially offset by lower airtime and retail roaming revenues and a decrease in wholesale roaming rates. The decrease in airtime and retail roaming revenues primarily reflected the expansion of local, regional and national calling areas. Average revenue per customer per month in both 2002 and 2001 continued to be adversely affected by decreased wholesale roaming rates, the effects of which were partially offset in 2002 by increased sales of the Company's higher-yield Total and National Freedom rate plans. In addition to the effects of decreased wholesale roaming rates, the decrease in average revenue per customer per month in 2001 reflected the effects of the local, regional and national calling plans and continued penetration into more competitive retail and non-traditional market segments.

Service revenue growth also reflected increases in rental revenues, which increased $16.0 million and $21.1 million in 2002 and 2001, respectively. The increases in both years primarily resulted from ALLTEL's agreement with American Tower Corporation ("American Tower") to lease to American Tower 1,773 of the Company's cell site towers for $531.9 million of cash paid in advance. This transaction was structured to close in several phases and resulted in 869 tower closings in the second quarter of 2001, 537 tower closings in the third quarter of 2001 and 342 tower closings in the fourth quarter of 2001. The final phase of the transaction, involving 25 towers, was completed in February 2002. Proceeds from this leasing transaction are recognized as service revenues on a straight-line basis over the fifteen-year lease term.

Service revenue growth during 2003 will depend upon ALLTEL's ability to maintain market share in an increasingly competitive marketplace by adding new customers, retaining existing customers, increasing customer usage, and selling additional enhanced services.

Product sales decreased $31.2 million, or 16 percent, in 2002 and increased $5.2 million, or 3 percent, in 2001. Excluding the effects of the property acquisitions completed in 2002 and 2000, product sales would have decreased $38.3 million, or 20 percent, and $15.0 million, or 10 percent, in 2002 and 2001, respectively. Net of the effects of the acquisitions, the decreases in product sales in 2002 and 2001 were primarily due to lower retail prices driven by increased competition. Reduced wholesale volumes, as compared to 2001, also contributed to the decrease in product sales in 2002.

Cost of services increased $202.7 million, or 20 percent, in 2002. The acquisition of the CenturyTel properties accounted for approximately $48.2 million of the overall increase in cost of services in 2002. In addition to the effects of the CenturyTel acquisition, cost of services for 2002 reflected increases in network-related costs, customer service expenses and bad debts. Network-related expenses increased $34.2 million in 2002 primarily due to increased network traffic resulting from customer growth and expansion of calling areas. Customer service expense increased $20.1 million in 2002 reflecting the expansion of ALLTEL's customer service and operations support functions to handle increased customer volumes resulting from the CenturyTel acquisition. Bad debt expense increased $100.2 million in 2002 primarily reflecting the effects of fourth quarter 2001 marketing programs directed toward the credit-challenged customer segment and weakening consumer credit, as previously noted. Cost of services decreased $0.8 million, or less than 1 percent, in 2001. The decrease in 2001 reflected a $54.0 million reduction in losses sustained from fraud due to the Company's continuing efforts to control unauthorized usage of its customers' wireless telephone numbers that results in unbillable fraudulent roaming activity. Cost of services for 2001 also reflected reduced customer service expenses of $63.7 million due to reduced customer retention costs and the effects of the Company's 2001 restructuring efforts. The reduced losses sustained from fraud and decreased customer service expenses were partially offset by $62.0 million of additional expenses attributable to the wireless property acquisitions completed in 2000, increased network-related expenses of $22.2 million and additional bad debt expense of $34.6 million.

Cost of products sold decreased $36.5 million, or 8 percent, in 2002. Excluding the effects of the CenturyTel acquisition, cost of products sold would have decreased $51.3 million, or 11 percent, consistent with the overall decline in product sales discussed above. Cost of products sold increased $144.2 million, or 45 percent, in 2001 consistent with the growth in gross customer activations, the selling of higher-priced digital phones and the Company's continuing efforts to migrate customers from analog to digital equipment. The acquisitions of wireless properties completed in 2000 accounted for $67.6 million of the overall increase in cost of products sold in 2001.

Selling, general, administrative and other expenses increased $83.2 million, or 9 percent, in 2002 and $52.9 million, or 6 percent, in 2001. The acquisition of the CenturyTel properties accounted for approximately $41.8 million of the overall increase in selling, general, administrative and other expenses in 2002. In addition to the effects of the CenturyTel property acquisition, selling, general, administrative and other expenses for 2002 reflected increased commission costs of $46.6 million consistent with the growth in gross customer additions and increased sales of the Company's Total and National Freedom rate plans. Commissions expense also reflected increased commissions paid to outside agents reflecting a shift in the Company's distribution and product mix, as further discussed below. Commission rates paid to the Company's internal sales force and outside agents are higher on the sales of the Company's more profitable Total and National Freedom rate plans than comparable rates paid on other lower-margin rate plans offered by the Company. Selling, general, administrative and other expenses for 2002 and 2001 also reflected increases in regulatory assessment fees of $12.1 million and $23.6 million, respectively, consistent with the growth in wireless customers. The increase in selling, general, administrative and other expenses in 2002 attributable to the CenturyTel acquisition and higher commissions expense and regulatory fees was partially offset by decreased advertising costs of $21.0 million. The decrease in advertising expense reflected discounted pricing received by ALLTEL due to purchasing advertising in bulk, as a result of centralizing the Company's advertising efforts. The acquisitions of wireless properties completed in 2000 accounted for $46.9 million of the overall increase in selling, general, administrative and other expenses in 2001. Advertising costs increased $42.5 million in 2001 primarily attributable to a nationwide branding campaign and other promotional activities. The increase in selling, general, administrative and other expense in 2001 attributable to the acquisitions and increased advertising costs and regulatory fees was partially offset by decreased commission costs of $34.1 million, primarily reflecting a shift in the Company's distribution mix, as further discussed below. A reduction in administrative expenses, primarily resulting from the Company's 2001 restructuring efforts, also favorably impacted selling, general, administrative and other expenses in 2001.

Depreciation and amortization expense decreased $41.4 million, or 7 percent, in 2002 and increased $138.2 million, or 29 percent, in 2001. The decrease in depreciation and amortization expense in 2002, primarily resulted from the effects of no longer amortizing goodwill and other indefinite-lived intangible assets pursuant to SFAS No. 142, as previously discussed. Excluding the effects of amortization of indefinite-lived intangible assets, depreciation and amortization expense would have increased $49.3 million, or 9 percent, in 2002, reflecting growth in wireless plant in service and $16.4 million of additional depreciation expense attributable to the CenturyTel acquisition. Conversely, the increase in depreciation and amortization expense in 2001 reflected additional amortization of goodwill and other intangible assets of $43.9 million associated with the acquisitions of wireless assets completed in 2000. In addition, depreciation expense increased $94.3 million, reflecting growth in wireless plant in service and $53.4 million of additional depreciation expense attributable to the 2000 wireless property acquisitions.

Wireless segment income increased $120.2 million, or 15 percent, in 2002, primarily due to the growth in revenues and sales noted above. The acquisition of the CenturyTel properties accounted for approximately $65.2 million of the overall increase in segment income in 2002. In addition to reflecting the CenturyTel acquisition, segment income in 2002 was also favorably affected by the cessation of amortizing goodwill and other indefinite-lived intangibles assets in accordance with SFAS No. 142, as previously discussed. Conversely, segment income in 2002 was adversely affected by $3.1 million related to the write-down of receivables due to an interexchange carrier's bankruptcy filing. Excluding the effects of amortization of indefinite-lived intangible assets and the write-down of receivables, wireless segment income would have increased $32.7 million, or 4 percent, in 2002. Wireless segment income decreased $39.1 million, or 5 percent, in 2001, as growth in operating revenues was more than offset by increased costs and expenses as discussed above.

The cost to acquire a new wireless customer represents sales, marketing and advertising costs and the net equipment cost, if any, for each new customer added. The increase in per unit customer acquisition costs in 2002 primarily reflected the increase in commissions expense. As previously discussed, the increase during 2002 in commissions paid to outside agents reflected a shift in the Company's distribution and product mix, as proportionately higher sales volumes were generated from ALLTEL's external sales distribution channels. Conversely, the decrease in customer acquisition costs in 2001 primarily resulted from lower commissions expense due to a shift in the Company's distribution mix, as proportionately higher sales volumes were generated from ALLTEL's internal sales distribution channels. Commissions paid to outside agents also decreased in 2001, reflecting a shift in the mix of the Company's external distribution channels from national to local dealers. The decrease in cost to acquire a new customer in 2001 attributable to lower commission costs was partially offset by increased advertising costs as noted above. In addition, margins earned from the sale of digital handsets and other accessories declined driven by lower retail prices, reflecting very competitive market conditions. The Company has expanded its internal sales distribution channels through Company retail stores and kiosks located in shopping malls and other retail outlets and mass merchandisers. During 2002 and 2001, approximately 70 percent and 80 percent, respectively, of the gross customer additions came through ALLTEL's internal distribution channels. Incremental sales costs at a Company retail store or kiosk are significantly lower than commissions paid to dealers. Although ALLTEL intends to manage the costs of acquiring new customers during 2003 by continuing to enhance its internal distribution channels, the Company will also continue to utilize its large dealer network.

A summary of the integration expenses and other charges related to the wireless operations that were not included in the determination of segment income were as follows for the years ended December 31:

(Millions)	2002	2001	2000
Severance and employee benefit costs	$ 6.4	$29.3	$ 5.3
Lease and contract termination costs	5.2	2.8	—
Computer system conversion and other integration costs	4.0	—	—
Write-down of cell site equipment	7.1	15.1	—
Write-down of software development costs	0.3	—	—
Branding and signage costs	4.1	—	14.6
Reversal of previous accrued charges	—	—	(2.5)
Total integration expenses and other charges	$27.1	$47.2	$17.4

Regulatory Matters-Wireless Operations

The Company is subject to regulation by the Federal Communications Commission ("FCC") as a provider of wireless communications services. The Telecommunications Act of 1996 (the "96 Act") provides wireless carriers numerous opportunities to provide an alternative to the long-distance and local exchange services provided by local exchange telephone companies and interexchange carriers. Wireless carriers are also entitled to compensation from other telecommunications carriers for calls transmitted from the other carriers' networks and terminated on the wireless carriers' networks. Presently, the Company's wireless operations do not bill access charges to interexchange carriers. In April 2001, the FCC released a notice of proposed rulemaking addressing inter-carrier compensation issues. Under this rulemaking, the FCC has proposed a "bill and keep" compensation method that would overhaul the existing rules governing reciprocal compensation and access charge regulation. The outcome of this proceeding could change the way ALLTEL receives compensation from other carriers and its wireless customers. At this time, ALLTEL cannot estimate whether any such changes will occur or, if they do, what the effect of the changes on its wireless revenues and expenses would be.

Under rules established by the FCC, effective November 24, 2002, all Commercial Mobile Radio Services ("CMRS") providers were required to participate in a nationwide number conservation program known as thousand block number pooling in accordance with roll out schedules established by the FCC. CMRS providers must modify their networks to comply with FCC and industry performance criteria for number pooling, including support for roaming customers. Number pooling is an FCC mandated program intended to alleviate the shortage of available telephone numbers by requiring carriers to return unused numbers in their inventory to a centrally administered pool and taking assignment of new numbers in blocks of 1,000 instead of the 10,000 number blocks previously assigned. FCC rules also require that CMRS providers implement wireless local number portability, an intercarrier network function that permits customers to retain their existing telephone number when moving from one telecommunications carrier to another. On July 26, 2002, compliance with the FCC requirements for wireless local number portability was extended by one year to November 24, 2003. Rules governing the number of MSAs in which wireless local number portability must be deployed, as well as the process for triggering a carrier's obligation to provide wireless local number portability in markets both within the top MSAs and below, remain subject to reconsideration by the FCC. Recently, the FCC denied a request of Verizon Wireless seeking forbearance of the CMRS provider's obligation to provide wireless local number portability. The FCC decision has been appealed to the U.S. Court of Appeals for the District of Columbia Circuit. Oral arguments related to this appeal are scheduled for April 15, 2003. Although at this time, the Company cannot fully quantify the effects on its communications operations of implementing wireless local number portability, ALLTEL believes these requirements, when implemented, would result in a significant increase in both its operating costs and customer churn rates.

In addition, wireless service carriers must also provide 911 emergency service in a two-phased approach. In phase one, the carriers must provide service capabilities to determine station locations for originated calls. In phase two, wireless carriers must determine the location of a caller within fifty meters of an originated call. The second phase requirements were set to begin by October 1, 2001, but, due to technology unavailability, the Company requested a limited waiver of these requirements. On July 26, 2002, the FCC released an order granting a temporary stay of the 911 emergency implementation rules as they apply to the Company. The FCC order provides for a phased-in deployment of an Automatic Location Identification ("ALI") capable network or handset-based technology to begin on March 1, 2003. ALI capability will permit rapid response in situations where callers are disoriented, disabled, unable to speak or do not know their location by allowing for the immediate dispatch of emergency assistance to the caller's location. Under the FCC order, the Company must employ handset-based ALI technology and will be required to (1) begin selling and activating ALI-capable handsets no later than March 1, 2003; (2) ensure that at least 25 percent of all new handsets activated are ALI capable no later than May 31, 2003; (3) ensure that at least 50 percent of all new handsets activated are ALI capable no later than May 31, 2004; and (5) ensure that penetration of ALI capable handsets among its customers reaches 95 percent no later than December 31, 2005. ALLTEL began selling ALI capable handsets in June 2002 and expects to comply with the remaining requirements. Although at this time, the Company cannot fully quantify the effects on its communications operations of implementing ALI technology, ALLTEL believes these requirements, when fully implemented, could result in a significant increase in its operating costs.

Communications-Wireline Operations

(Dollars in millions, except access lines in thousands)	2002	2001	2000
Revenues and sales:			
Local service	$1,017.9	$ 909.6	$ 840.4
Network access and long-distance	943.5	855.0	833.8
Miscellaneous	218.3	200.3	182.0
Total revenues and sales	2,179.7	1,964.9	1,856.2
Costs and expenses:			
Cost of services	645.0	565.5	545.6
Cost of products sold	24.8	28.4	27.4
Selling, general, administrative and other	251.3	226.3	246.3
Depreciation and amortization	465.6	412.0	378.2
Total costs and expenses	1,386.7	1,232.2	1,197.5
Segment income	$ 793.0	$ 732.7	$ 658.7
Access lines in service	3,167.3	2,612.3	2,572.3

Wireline revenues and sales increased $214.8 million, or 11 percent, in 2002 and $108.7 million, or 6 percent, in 2001. Wireline operating revenues for 2000 included the effect of the $11.5 million litigation settlement with the Georgia Public Service Commission (the "Georgia PSC"). As reported in Note 13 to the consolidated financial statements, in September 2000, ALLTEL and the Georgia PSC reached a final settlement agreement to resolve all pending litigation involving the two parties. Under terms of the final agreement, ALLTEL agreed to issue a one-time credit of about $25 to approximately 450,000 wireline customers in Georgia. The credits were issued to business and residential customers during the fourth quarter of 2000 and totaled $11.5 million. The Company recorded the credits as a reduction in wireline operating revenues. The one-time customer credits were in addition to other commitments agreed to by ALLTEL under an earlier version of the settlement agreement signed in April 2000. As part of the earlier agreement, ALLTEL agreed to accelerate deployment of digital subscriber lines and Internet service to its customers in Georgia and to reduce certain optional local calling plan rates prospectively. ALLTEL also agreed to future reductions in funds received from the Georgia Universal Service Fund. These revenue reductions totaled approximately $26.0 million in 2001 and $11.7 million in 2000.

As previously discussed, on August 1, 2002, the Company completed the purchase from Verizon of wireline properties in Kentucky. This acquisition accounted for approximately 589,000 of the overall increase in wireline customers that occurred during 2002. Excluding the effects of the acquisition, customer access lines decreased approximately one percent during 2002, reflecting declines in both primary and second access lines and ALLTEL's decision to exit CLEC markets in seven states, as previously discussed. Slower economic growth, along with the effects of substitution of wireless, cable television and high-speed access services for the Company's wireline services, also adversely affected the Company's internal access line growth rates in 2002, and the Company expects some degree of access line loss to continue in 2003.

To maintain revenue growth in 2003, the Company will continue to emphasize sales of enhanced services and bundling of its various product offerings including Internet, long-distance and high-speed data transport services. Deployment of DSL service is an important strategic initiative for ALLTEL. Currently, DSL service is available to approximately one half of the Company's wireline customers. During 2002, the number of DSL customers has nearly tripled to approximately 70,000 customers.

Local service revenues increased $108.3 million, or 12 percent, in 2002 and $69.2 million, or 8 percent, in 2001. Local service revenues for 2000 included the effect of the Georgia PSC litigation settlement previously discussed. Excluding the effect of this settlement, local service revenues would have increased $57.7 million, or 7 percent, in 2001. The acquisition of wireline properties in Kentucky accounted for $91.6 million of the overall increase in local service revenues in 2002, while growth in customer access lines accounted for $17.2 million of the overall growth in local service revenues in 2001. In addition to the effects of the acquisition and customer growth, local service revenues in 2002 and 2001 also reflected growth in revenues derived from the sales of enhanced products and services, reflecting increased demand for these services. Revenues from these enhanced services increased $10.0 million in 2002 and $18.4 million in 2001. Revenues derived from integrated digital network services, which increased $3.9 million in 2002 and $8.7 million in 2001, and from the sale of equipment protection plans, which increased $3.2 million in 2002 and $6.8 million in 2001, also contributed to the growth in local service revenues in each year.

Network access and long-distance revenues increased $88.5 million, or 10 percent, in 2002 and $21.2 million, or 3 percent, in 2001. The acquisition of wireline properties in Kentucky accounted for $79.7 million of the overall increase in network access and long-distance revenues in 2002. In addition to the effects of the acquisition, the increase in network access and long-distance revenues in 2002 also reflected higher volumes of network usage and growth in revenues from data services, partially offset by reductions in intrastate toll revenues. Network access and long-distance revenues increased in 2001 primarily as a result of higher volumes of network usage and growth in customer access lines, partially offset by a reduction in intrastate toll revenues. Network access and long-distance revenues also reflected reductions of $8.4 million in 2002 and $14.6 million in 2001 in revenues received from the Georgia Universal Service Fund. These revenue reductions resulted from the litigation settlement between ALLTEL and the Georgia PSC finalized in 2000 noted above.

Miscellaneous revenues primarily consisted of charges for billing and collections services provided to long-distance companies, customer premise equipment sales, directory advertising and Internet services. Miscellaneous revenues increased $18.0 million, or 9 percent, in 2002 and $18.3 million, or 10 percent, in 2001. The acquisition of wireline properties in Kentucky accounted for $12.3 million of the overall increase in miscellaneous revenues in 2002. In addition to the effects of the acquisition, the increase in miscellaneous revenues in 2002 also reflected growth in Internet service and directory advertising revenues. Internet service revenues increased $9.8 million in 2002, primarily due to customer growth and an increase in the standard monthly rate charged to customers for this service initiated during the fourth quarter of 2001, while directory advertising revenues increased $2.4 million in 2002. Partially offsetting the growth in Internet service and directory advertising revenues were declines in customer premise equipment sales, which decreased $12.2 million. The decrease primarily occurred in the Company's CLEC operations and reflected ALLTEL's strategic decision in 2002 to exit CLEC operations in seven markets, as previously discussed. The increase in miscellaneous revenues in 2001 primarily resulted from increased Internet service revenues of $10.8 million and growth in directory advertising revenues of $4.1 million.

Cost of services increased $79.5 million, or 14 percent, in 2002 and $19.9 million, or 4 percent, in 2001. Cost of services for 2002 included the effect of the write-down of receivables due to an interexchange carrier's bankruptcy filing previously discussed. Excluding the effect of this write-down, cost of services would have increased $68.6 million, or 12 percent, in 2002. The acquisition of wireline properties in Kentucky accounted for $52.8 million of the overall increase in cost of services in 2002. In addition to the effects of the acquisition, cost of services for 2002 reflected increased network-related costs of $13.1 million, primarily due to increased network usage. The increase in cost of services in 2001 was also attributable to increased network-related expenses consistent with the growth in customer access lines and the resulting increase in network usage.

Selling, general, administrative and other expenses increased $25.0 million, or 11 percent, in 2002 and decreased $20.0 million, or 8 percent, in 2001. The acquisition of the wireline properties in Kentucky accounted for approximately $22.1 million of the overall increase in 2002. The reduction in selling, general, administrative and other expenses in 2001 primarily reflected cost savings from the Company's 2001 restructuring efforts, as previously discussed.

Depreciation and amortization expense increased $53.6 million, or 13 percent, in 2002 and $33.8 million, or 9 percent, in 2001. Depreciation and amortization expense in 2002 included the effects of no longer amortizing goodwill in accordance with to SFAS No. 142, as previously discussed. Excluding the effects of amortization of goodwill, depreciation and amortization expense would have increased $58.2 million, or 14 percent, in 2002, primarily reflecting $37.8 million of additional depreciation expense attributable to the acquisition of wireline properties in Kentucky. The increase in depreciation and amortization expense in 2001 primarily reflected growth in wireline plant in service.

Wireline segment income increased $60.3 million, or 8 percent, in 2002 and $74.0 million, or 11 percent, in 2001. Segment income in 2002 was also favorably impacted by the effect of no longer amortizing goodwill in accordance with SFAS No. 142. Conversely, wireline segment income for 2002 included $10.9 million of the write-down of receivables due to an interexchange carrier's bankruptcy filing, as previously discussed. Excluding the effects of the amortization of goodwill and write-down of receivables, wireline segment income would have increased $66.7 million, or 9 percent, in 2002. Net of the effects of the goodwill amortization and receivables write-down, growth in segment income in 2002 reflected the acquisition of wireline properties in Kentucky, which accounted for $68.3 million of the increase in segment income in 2002. Growth in segment income for 2001 reflected the increases in wireline operating revenues and reductions in selling, general, administrative and other expenses, primarily resulting from the Company's restructuring efforts, as previously discussed. The increase in segment income in 2001 attributable to revenue growth and cost savings was partially offset by increases in cost of services and depreciation and amortization expense as discussed above.

A summary of the integration expenses and other charges related to the wireline operations that were not included in the determination of segment income were as follows for the years ended December 31:

(Millions)	2002	2001	2000
Severance and employee benefit costs	$ 6.6	$18.5	$ —
Lease and contract termination costs	3.8	—	—
Computer system conversion and other integration costs	17.0	—	—
Write-down of software development costs	4.1	—	—
Branding and signage costs	3.7	—	—
Equipment removal and other disposal costs	2.2	—	—
Reversal of previous accrued charges	—	—	(2.1)
Total integration expenses and other charges	$37.4	$18.5	$(2.1)

Regulatory Matters-Wireline Operations

Except for the Kentucky properties acquired from Verizon and the Nebraska operations acquired in 1999, ALLTEL's ILEC operations follow the accounting for regulated enterprises prescribed by SFAS No. 71,

"Accounting for the Effects of Certain Types of Regulation". Criteria that would give rise to the discontinuance of SFAS No. 71 include (1) increasing competition restricting the ILEC subsidiaries' ability to establish prices to recover specific costs and (2) significant changes in the manner in which rates are set by regulators from cost-based regulation to another form of regulation. The Company periodically reviews the criteria to determine whether the continuing application of SFAS No. 71 is appropriate. ALLTEL's ILEC operations have begun to experience some competition in their local service areas. Sources of competition to ALLTEL's local exchange business include, but are not limited to, resellers of local exchange services, interexchange carriers, satellite transmission services, wireless communications providers, cable television companies, radio-based personal communications companies, and competitive service providers including those utilizing UNE-P ("Unbundled Network Elements-Platform"). Through December 31, 2002, this competition has not had a material adverse effect on the results of operations of ALLTEL's ILEC operations.

Although the Company believes that the application of SFAS No. 71 continues to be appropriate, it is possible that changes in regulation, legislation or competition could result in the Company's ILEC operations no longer qualifying for the application of SFAS No. 71 in the near future. If ALLTEL's ILEC operations no longer qualified for the application of SFAS No. 71, the accounting impact to the Company would be an extraordinary non-cash charge to operations ranging in an amount of approximately $15.0 to $25.0 million. The non-cash charge would consist primarily of the write-off of previously established regulatory assets and liabilities. ALLTEL does not expect to record any impairment charge related to the carrying value of its ILEC plant. Under SFAS No. 71, ALLTEL currently depreciates its ILEC plant based upon asset lives approved by regulatory agencies or as otherwise allowed by law. Upon discontinuance of SFAS No. 71, ALLTEL would be required to revise the lives of its property, plant and equipment to reflect the estimated useful lives of the assets. ALLTEL does not expect any revisions in asset lives to have a material adverse effect on its ILEC operations.

Most states in which the Company's ILEC subsidiaries operate have adopted alternatives to rate-of-return regulation, either through legislative or regulatory commission actions. The Company has elected alternative regulation for certain of its ILEC subsidiaries in Alabama, Arkansas, Florida, Georgia, Kentucky, Missouri, Nebraska, North Carolina, Pennsylvania, South Carolina and Texas. The Company continues to evaluate alternative regulation options in other states where its ILEC subsidiaries operate. The Nebraska ILEC properties and the recently acquired Kentucky properties operate under interstate price cap regulation pursuant to waivers granted by the FCC. On April 17, 2002, the FCC extended ALLTEL's waiver of price cap regulation associated with its Nebraska ILEC properties and, in the same order, the FCC granted ALLTEL a waiver with respect to the Kentucky properties. Both waivers will remain in effect until the FCC completes a comprehensive review of the waiver process.

In April 2001, the FCC released a notice of proposed rulemaking addressing inter-carrier compensation. Under this rulemaking, the FCC asked for comment on a "bill and keep" compensation method that would overhaul the existing rules governing reciprocal compensation and access charge regulation. The outcome of this proceeding could change the way ALLTEL receives compensation from, and remits compensation to, other carriers and its end users. At this time, ALLTEL cannot estimate whether or when any such changes will occur or, if they occur, what would be the impact of the changes on its ILEC revenues and expenses.

In May 2001, the FCC adopted the Rural Task Force Order that established an interim universal service mechanism that will govern compensation for rural telephone companies for the ensuing five years. At this time, ALLTEL cannot estimate the effect of the changes to its universal service support, if any, that may occur once the FCC adopts a permanent plan for rural carriers. On December 13, 2002, the FCC released its interim Universal Service Fund ("USF") contribution report and order and further notice of proposed rulemaking. Under this ruling, the method for providing federal universal service fund contributions will change from the current interstate revenue-based arrangement to contributions based on projected revenues. Effective April 1, 2003, carriers must also limit the USF line item on the customer bill to the USF contribution obligation of the carrier. These interim universal service changes are not expected to have a material adverse effect on the Company's wireline operations.

In May 2001, the FCC also released an order adopting the recommendation of the Federal-State Joint Board to impose an interim freeze of the Part 36 category relationships and jurisdictional cost allocation factors for price cap ILECs and a freeze of all allocation factors for rate-of-return ILECs. This order also gave rate-of-return ILECs a one-time option to freeze their Part 36 category relationships in addition to their jurisdictional allocation factors. ALLTEL opted not to freeze its allocation factors. In June 2001, the FCC waived certain provisions of its Part 69 access charge rules to allow non-price cap ILECs to include in their tariff filings an end-user charge to recover their universal service contributions. ALLTEL ILECs tariffed the surcharge in their annual interstate access tariff filing and began assessing the surcharge effective August 1, 2001.

In October 2001, the FCC adopted rate-of-return access charge reform and initiated a further round of rulemaking to consider other rate-of-return carrier issues. The order lowered traffic sensitive switched access rates, increased the subscriber line charge (''SLC'') over time to bring it in line with SLCs adopted for price cap carriers and phased out carrier common line charges in favor of a new portable ''Interstate Common Line Support'' universal service mechanism, and retained the authorized 11.25 percent rate of return. The residential and single-line business SLC cap phase-in began on January 1, 2002, increased on July 1, 2002 and may increase again on July 1, 2003, subject to a FCC review of SLC caps for price cap carriers. The Company does not expect that this order will have a material adverse effect on its consolidated financial results during 2003.

On December 20, 2001, the FCC released a notice of proposed rulemaking initiating the first triennial review of the FCC's policies on unbundled network elements (''UNEs''). UNE-P is created when a competing carrier obtains all the network elements needed to provide service from the ILEC at a discounted rate. The rulemaking asks whether the FCC should retain, modify, or eliminate its existing definitions and requirements for unbundled network elements. A decision is expected from the FCC in the first quarter 2003. At this time, ALLTEL cannot predict the impact of the FCC's decision on its ILEC revenues and expenses.

During the first quarter of 2002, the FCC initiated a rulemaking that could result in the deregulation of wireline broadband for Internet access services. The FCC's tentative conclusion is that wireline broadband Internet access should be classified as an information service rather than a telecommunications service and, therefore, should not be subject to common carrier regulation. At this time, ALLTEL cannot estimate whether or when any such changes will occur or, if they occur, what the impact of the changes on its ILEC revenues and expenses would be.

Because certain of the regulatory matters discussed above are under FCC or judicial review, resolution of these matters continues to be uncertain, and ALLTEL cannot predict at this time the specific effects, if any, that the 96 Act, regulatory decisions and rulemakings, and future competition will ultimately have on its ILEC operations.

Communications Support Services Operations

(Millions)	2002	2001	2000
Revenues and sales:			
Product distribution	$371.3	$367.7	$503.9
Directory publishing	119.1	146.2	130.3
Long-distance and network management services	316.2	309.9	272.4
Total revenues and sales	806.6	823.8	906.6
Costs and expenses:			
Cost of services	208.7	190.5	178.0
Cost of products sold..	439.2	444.7	556.2
Selling, general, administrative and other..............................	68.1	75.6	91.6
Depreciation and amortization	27.2	22.4	17.4
Total costs and expenses	743.2	733.2	843.2
Segment income	$ 63.4	$ 90.6	$ 63.4

Revenues and sales decreased $17.2 million, or 2 percent, in 2002 and $82.8 million, or 9 percent, in 2001. As noted in the table above, the decrease in revenues and sales in 2002 reflected reductions in directory publishing revenues, partially offset by growth in sales of telecommunications and data products and increased revenues from long-distance and network management services. Directory publishing revenues decreased $27.1 million primarily due to a reduction in the number of directory contracts published, as a result of the loss of one large customer. Sales of telecommunications and data products increased $3.6 million in 2002, as sales to affiliates increased $12.5 million, primarily due to additional purchases made by the Company's wireline subsidiaries reflecting the Verizon acquisition. Sales to non-affiliates decreased $8.9 million in 2002, reflecting a reduction in capital spending by telecommunications companies. Revenues from long-distance and network management services increased $6.3 million in 2002, primarily driven by growth in ALLTEL's customer base for these services, partially offset by a decrease in customer billing rates due to competition.

The decrease in revenues and sales in 2001 primarily resulted from a reduction in sales of telecommunications and data products, which decreased $136.2 million. Sales to affiliates accounted for $94.2 million of the overall decrease in sales of telecommunications and data products in 2001, primarily due to a reduction in purchases made by the Company's wireline subsidiaries, reflecting timing differences in the purchases of materials and equipment related to long-term construction projects. Sales to non-affiliates also declined $42.0 million in 2001, primarily reflecting a general reduction in capital spending by telecommunications companies due to economic conditions and the industry's emphasis on controlling costs. Revenues from long-distance and network management services increased $37.5 million in 2001, primarily driven by growth in ALLTEL's customer base for these services. Directory publishing revenues increased $15.9 million in 2001, primarily reflecting an increase in the number of directory contracts published.

A summary of the integration expenses and other charges related to the communications support services operations that were not included in the determination of segment income were as follows for the years ended December 31:

(Millions)	2002	2001	2000
Severance and employee benefit costs	$1.4	$1.9	$—
Lease and contract termination costs	3.6	1.0	—
Total integration expenses and other charges	$5.0	$2.9	$—

Excluding the effects of the integration expenses and other charges noted above, the decrease in segment income in 2002 reflected the overall reduction in revenues and sales noted above, lower gross profit margins realized by the product distribution and long-distance operations and an increase in depreciation expense. Gross profit margins for the long-distance operations primarily reflected the reduction in customer billing rates and increased network-related expenses due to growth in its customer base. Gross profit margins for the product distribution operations reflected lower margins earned on affiliated sales and the effects of increased competition from other distributors and from direct sales by manufacturers. Depreciation and amortization expense increased $4.8 million in 2002, due mainly to the growth in plant in service supporting the long-distance and network management operations. Although revenues and sales decreased in 2001, segment income increased primarily due to improved profit margins realized by the long-distance operations. The improved profit margins reflected reduced network costs as a result of transporting more traffic on ALLTEL's own fiber network as compared to the prior year.

Information Services Operations

(Millions)	2002	2001	2000
Revenues and sales	$990.1	$1,035.2	$1,014.6
Costs and expenses:			
Cost of services	551.5	616.4	616.7
Cost of products sold..	0.1	0.7	2.3
Selling, general, administrative and other............................	182.9	177.6	157.6
Depreciation and amortization	93.7	94.1	93.6
Total costs and expenses	828.2	888.8	870.2
Segment income...	$161.9	$ 146.4	$ 144.4

Information services revenues and sales decreased $45.1 million, or 4 percent, in 2002 and increased $20.6 million, or 2 percent, in 2001. Financial services revenues, which includes the residential lending and international operations, decreased $18.8 million in 2002, primarily due to reduced software licensing and processing revenues from several large customers, partially offset by additional revenues earned from existing data processing contracts and additional software maintenance revenues. The decreases in revenues earned from several large financial services customers in 2002 primarily resulted from lost international operations due to contract terminations, reflecting consolidation in the financial services industry and from completion during 2001 of certain customer specific software development and conversion projects. Telecommunications revenues decreased $26.3 million in 2002, primarily due to reduced revenues earned from several large customers, partially offset by additional services provided to existing customers. The reduced revenues from several large telecommunications customers reflected lost operations due to contract terminations and the completion during 2001 of customer specific conversion projects and other transitional services. Revenues and sales increased in 2001 primarily due to growth in the financial services operations. Financial services revenues increased $38.8 million in 2001, primarily due to growth in mortgage processing revenues, reflecting increased mortgage refinancing activity due to declines in consumer borrowing rates and additional revenues earned from new businesses. Software licensing and maintenance revenues increased $9.5 million and $14.2 million, respectively, also contributing to the growth in financial services revenues in 2001. During the second half of 2000, ALLTEL acquired Benchmark Consulting International and Datamatic Services, Inc., two privately held companies serving the financial services industry and formed ALLTEL Corebanking Solutions, a business venture with IBM to provide corebanking software to financial services organizations in Europe. As previously discussed, in 2000, the Company had also formed ALLTEL Mortgage Solutions, a business venture with Bradford & Bingley Group, that was discontinued in December 2002. Both of these business ventures are majority-owned consolidated subsidiaries of ALLTEL. The acquired businesses and two business ventures accounted for $30.2 million of the overall increase in financial services revenues in 2001. Growth in financial services revenues in 2001 attributable to new business and additional license fee and software maintenance revenues was partially offset by reduced revenues from several large customers and lost operations due to contract terminations. Telecommunications revenues decreased $18.2 million in 2001, primarily as a result of lost operations due to contract terminations, partially offset by growth in existing contracts and the effect of two new outsourcing agreements.

The changes in cost of services for 2002 and 2001 were consistent with the changes in revenues and sales noted above. In addition, cost of services for 2002 and 2001 also reflected reduced operating costs reflecting the Company's restructuring activities, as previously discussed. Selling, general, administrative and other operating expenses increased in both years due to increased development expense primarily associated with the Company's business ventures discussed above, partially offset by reduced overhead costs reflecting the Company's restructuring activities.

Primarily as a result of reduced operating costs and expenses, segment income increased $15.5 million, or 11 percent, in 2002. Segment income increased $2.0 million or 1 percent in 2001, primarily as a result of the changes in revenues and sales. Growth in segment income for 2001 attributable to revenue growth and reduced operating and overhead costs was partially offset by losses sustained by the recently acquired operations and the business ventures previously discussed.

A summary of the integration expenses and other charges related to the information services operations that were not included in the determination of segment income were as follows for the years ended December 31:

(Millions)	2002	2001	2000
Severance and employee benefit costs	$ 1.8	$ 9.0	$ 5.9
Lease and contract termination costs	1.5	2.3	4.2
Write-down of investment in business venture	42.3	—	—
Write-down of software development costs	—	8.9	—
Total integration expenses and other charges	$45.6	$20.2	$10.1

In connection with the Company's business venture with IBM, ALLTEL has capitalized approximately $28.0 million in software development costs. The Company expects to capitalize in 2003 approximately $6.0 million of additional software development costs related to this business venture. The process of developing new software products is complex and requires the Company to make long-term investments and commit significant resources before realizing revenue streams. Accordingly, the future profitability of this business venture and the Company's ability to recover its investment will be dependent upon ALLTEL's success in marketing the software and related services to customers.

Segment Capital Requirements

The primary uses of cash for ALLTEL's operating segments are capital expenditures for property, plant and equipment and expenditures for capitalized software development to support the Company's communications and information services businesses. Capital expenditures and expenditures for software development by operating segment are forecasted as follows for the year ended December 31, 2003:

(Millions)	Capital Expenditures		Software Development		Totals	
Wireless	$ 715.0 –	$ 790.0	$50.0 –	$ 50.0	$ 765.0 –	$ 840.0
Wireline	400.0 –	410.0	10.0 –	10.0	410.0 –	420.0
Communications support services	20.0 –	30.0	–		20.0 –	30.0
Information services	50.0 –	60.0	30.0 –	40.0	80.0 –	100.0
Corporate	5.0 –	10.0	–		5.0 –	10.0
Totals	$1,190.0 –	$1,300.0	$90.0 –	$100.0	$1,280.0 –	$1,400.0

The foregoing forecast does not reflect the pending disposition of the Company's financial services division of its information services subsidiary, which is expected to close by the end of the first quarter of 2003.

Approximately 95 percent of the total capital requirements for the information services segment listed above relates to the financial services division. Capital expenditures for 2003 will be primarily incurred for further deployment of digital wireless technology, including wireless 1X data capabilities, in the Company's existing and acquired wireless markets. The forecasted spending levels in 2003 are subject to revision depending on changes in future capital requirements of the Company's business segments.

Each of ALLTEL's operating segments in 2002 generated positive cash flows sufficient to fund the segments' day-to-day operations and to fund their capital requirements. The Company expects each of the operating segments to continue to generate sufficient cash flows in 2003 to fund their operations and capital requirements.

Financial Condition, Liquidity and Capital Resources

(Millions, except per share amounts)	2002	2001	2000
Cash flows from (used in):			
Operating activities	$ 2,594.9	$2,070.5	$1,496.3
Investing activities	(4,606.6)	(570.3)	(1,264.3)
Financing activities	2,078.9	(1,476.7)	(183.4)
Effect of exchange rate changes	3.0	(5.4)	1.0
Change in cash and short-term investments	$ 70.2	$ 18.1	$ 49.6
Total capital structure (a)	$12,639.9	$9,480.2	$9,776.8
Percent equity to total capital (b)	47.5%	58.7%	52.1%
Interest coverage ratio (c)	5.52x	6.54x	5.95x
Book value per share (d)	$19.27	$17.92	$16.28

Notes:

(a) Computed as the sum of long-term debt including current maturities, redeemable preferred stock and total shareholders' equity.

(b) Computed by dividing total shareholders' equity by total capital structure as computed in (a) above.

(c) Computed by dividing income before income taxes adjusted to exclude interest expense, integration expenses and other charges, gain on disposal of assets, write-down of investments and other by interest expense.

(d) Computed by dividing total shareholders' equity less preferred stock by the total number of common shares outstanding at the end of the year.

Cash Flows from Operations

Cash provided from operations continued to be ALLTEL's primary source of funds. Cash provided from operations in all three years reflected growth in earnings from the Company's business segments. In addition to earnings growth, the increases in 2002 and 2001 also reflected changes in working capital requirements, including timing differences in the receipt and payment of trade receivables, payables and taxes. Cash provided from operations in 2000 was adversely affected by working capital changes, including timing differences in the billing and collection of accounts receivable and additional income tax payments primarily associated with gains realized from the exchange of wireless assets and the sale of WorldCom stock.

Cash Flows from Investing Activities

Capital expenditures continued to be ALLTEL's primary use of capital resources. Capital expenditures were $1,194.1 million in 2002, $1,231.9 million in 2001 and $1,164.7 million in 2000. Capital expenditures in each of the past three years were incurred to construct additional network facilities, to deploy digital wireless technology in the Company's existing wireless markets and to upgrade ALLTEL's telecommunications network in order to offer other communications services, including long-distance, Internet, DSL and local competitive access services. Capital expenditures for 2002 also included additional spending by ALLTEL to deploy CDMA technology in the properties acquired from CenturyTel, as previously discussed. During each of the past three years, the Company funded most of its capital expenditures through internally generated funds. As indicated in the table above under "Segment Capital Requirements", the Company expects capital expenditures to be approximately $1,190.0 million to $1,300.0 million for 2003, which will be funded primarily from internally generated funds.

Investing activities also included outlays for capitalized software development costs. Additions to capitalized software were $119.0 million in 2002, $171.4 million in 2001 and $117.3 million in 2000. Capitalized software development costs for 2001 included additional spending on certain of the Company's proprietary financial services software products related to customer specific development projects. Spending levels for capitalized software development costs in 2002 reflected the completion of these projects during 2001. Capitalized software development costs for 2002 and 2001 also included costs incurred for the development and enhancement of internal use software to support the Company's retail operations. As indicated in the table above under "Segment Capital Requirements", the Company expects expenditures for capitalized software development to be approximately $90.0 million to $100.0 million for 2003, which also will be funded primarily from internally generated funds.

Cash outlays for the purchase of property, net of cash acquired, were $3,375.8 million for 2002 and primarily consisted of $1,735.2 million for the purchase of wireline properties in Kentucky from Verizon ($1,928.7 million total purchase price less $193.5 million deposit including accrued interest paid in October 2001) and $1,595.3 million for the purchase of wireless assets from CenturyTel. In addition, during 2002, ALLTEL also purchased a wireline property in Georgia for $17.9 million, acquired additional ownership interests in wireless properties in Arkansas, Louisiana and Texas for $17.1 million and purchased two privately held companies serving the financial services industry for $10.3 million in cash.

Cash flows used in investing activities for 2001 included cash outlays of $217.5 million for the purchase of property, principally consisting of the $190.7 million deposit paid by ALLTEL in connection with the Company's pending purchase of wireline properties in Kentucky, as previously discussed. Cash flows used in investing activities for 2000 included $1,040.0 million of cash outlays for the acquisition of property. This amount principally consisted of $624.3 million paid by ALLTEL in connection with the wireless transaction with Bell Atlantic completed in April 2000 and $387.6 million paid by ALLTEL in October 2000 to acquire wireless properties in Louisiana, as previously discussed. Also during 2000, the Company acquired additional ownership interests in wireless properties in Florida and Georgia and purchased two privately held companies serving the financial services industry. In connection with these acquisitions, the Company paid $28.1 million in cash and issued approximately 730,000 shares of ALLTEL common stock.

Cash flows from investing activities included $7.5 million in 2002 and $524.4 million in 2001 of advance lease payments received from American Tower for the leasing of 1,773 of the Company's cell site towers. As further discussed in Note 14 to the consolidated financial statements, in December 2000, ALLTEL signed an agreement to lease American Tower certain of the Company's cell site towers in exchange for cash paid in advance. ALLTEL is obligated to pay American Tower a monthly fee per tower for management and maintenance services for the duration of the fifteen-year lease agreement.

Cash flows from investing activities for 2002 included proceeds from the sale of assets of $24.1 million received by ALLTEL in connection with the sale of a wireless property in Pennsylvania, as previously discussed. Cash flows from investing activities for 2001 included $411.4 million of proceeds from the sale of assets, principally consisting of $410.1 million received by ALLTEL from the sale of 20 PCS licenses, as previously discussed. Cash flows from investing activities for 2000 included $328.9 million of proceeds from the sale of assets. These amounts consisted of $216.9 million received by ALLTEL to complete the exchange of wireless assets with GTE in June 2000 and $112.0 million received from the sale of PCS assets in Birmingham and Mobile, Ala. and PCS licenses in nine other markets including Pensacola, Fla., as previously discussed. Cash flows from investing activities for 2000 included proceeds from the sale of investments of $630.3 million and primarily consisted of $595.8 million received from the sale of ALLTEL's investment in WorldCom common stock. Cash flows from investing activities also included proceeds from the return on investments of $51.9 million in 2002, $54.8 million in 2001 and $94.2 million in 2000. These amounts primarily consisted of cash distributions received from ALLTEL's wireless minority investments. The significant decrease in distributions received in 2001 primarily reflected the sale of certain minority investments to Bell Atlantic and GTE, as previously discussed.

The proceeds received in 2001 from the asset sales and the leasing of cell site towers and the proceeds received in 2000 from the sales of investments and other assets were used primarily to reduce borrowings under the Company's commercial paper program.

Cash Flows from Financing Activities

Dividend payments remained a significant use of the Company's capital resources. Common and preferred dividend payments amounted to $423.1 million in 2002, $411.8 million in 2001 and $403.0 million in 2000. The increases in each year primarily reflected growth in the annual dividend rates on ALLTEL's common stock. In October 2002, the Company's Board of Directors increased the quarterly common stock dividend rate from $.34 to $.35 per share. This action raised the annual dividend rate to $1.40 per share and marked the 42nd consecutive year in which ALLTEL has increased its common stock dividend. The Company expects to continue its cash dividend policy in 2003.

During 2002, the Company increased the maximum borrowing capacity of its commercial paper program from $1.25 billion to $1.5 billion. ALLTEL classifies commercial paper borrowings as long-term debt, because they are intended to be maintained on a long-term basis and are supported by the Company's revolving credit agreements. ALLTEL has a $1.0 billion line of credit under a revolving credit agreement of which $50.0 million will expire in October 2003 and $950.0 million will expire in October 2005. On July 31, 2002, the Company entered into an additional $500.0 million, 364-day revolving credit agreement that will expire on July 30, 2003, and allows the Company to convert any outstanding borrowings under this agreement into term loans maturing in 2004. No borrowings were outstanding under the revolving credit agreements as of December 31, 2002, 2001 and 2000.

Under the commercial paper program, commercial paper borrowings are deducted from the revolving credit agreements in determining the amount available for borrowing under those agreements. Accordingly, the total amount outstanding under the commercial paper program and the indebtedness incurred under the revolving credit agreements may not exceed $1.5 billion. Commercial paper borrowings outstanding as of December 31, 2002 were $25.0 million, compared to $230.1 million and $835.5 million outstanding as of December 31, 2001 and 2000, respectively. Commercial paper borrowings outstanding as of December 31, 2002 had a weighted average interest rate of 1.4 percent. As previously discussed, the Company incurred commercial paper borrowings in the amount of $442.5 million to fund a portion of the purchase price of the Verizon and CenturyTel acquisitions. Borrowings in 2001 under the commercial paper program were incurred primarily to finance the deposit delivered in connection with the Verizon wireline property acquisition and to fund stock repurchases. Additional borrowings under the commercial paper program in 2000 were incurred to finance the wireless property acquisitions from SBC and Bell Atlantic, to fund the stock repurchase plan and to retire amounts outstanding under the $1.0 billion revolving credit agreement.

On April 9, 2002, ALLTEL deregistered its May 2001 $1.0 billion shelf registration statement, under which no debt securities had been issued. On March 28, 2002, the Company filed a new shelf registration statement providing for the issuance of up to $5.0 billion in the aggregate initial offering price of unsecured debt and equity securities. As previously discussed, during May 2002, the Company sold 27.7 million equity units under this shelf registration statement and received net proceeds of $1.34 billion. In June 2002, the Company issued $1.5 billion of unsecured long-term debt consisting of $800.0 million of 7.0 percent senior notes due July 1, 2012 and $700.0 million of 7.875 percent senior notes due July 1, 2032. Net proceeds from the debt issuance were $1.47 billion, after deducting the underwriting discount and other offering expenses. The net proceeds from the issuance of the equity units and debt securities of $2.81 billion represented all of the long-term debt issued in

2002. Long-term debt issued in 2000 was $835.5 million and consisted solely of additional borrowings under the Company's commercial paper program.

Retirements of long-term debt totaled $266.4 million in 2002, $782.5 million in 2001 and $405.9 million in 2000. The net reductions from December 31, 2001 and 2000 in commercial paper borrowings of $205.1 million and $605.4 million, respectively, represented the majority of the long-term debt retired in 2002 and 2001. Retirements of long-term debt for 2001 also included the early retirement of $73.5 million of high-cost debt completed in the second quarter of 2001, as previously discussed. The net reductions from December 31, 1999 in revolving credit borrowings of $341.0 million represented the majority of the long-term debt retired in 2000. Scheduled long-term debt retirements, net of commercial paper and revolving credit agreement activity and the prepayment of long-term debt, amounted to $61.3 million in 2002, $103.6 million in 2001 and $64.9 million in 2000. (See Note 5 to the consolidated financial statements for additional information regarding the Company's long-term debt.)

Distributions to minority investors were $57.9 million in 2002, compared to $117.8 million in 2001 and $76.8 million in 2000. The decrease in 2002 period primarily reflected the transfer to ALLTEL of the remaining ownership interest in two South Carolina MSAs related to the dissolution of a partnership with BellSouth previously discussed. In addition, distributions in 2001 included additional payments of $48.4 million, representing the minority partners' share of the proceeds received from the leasing of cell site towers discussed above. Distributions in 2001 and 2000 included the effects of the acquisition of the remaining minority interests in wireless properties in Florida and Georgia and the disposition of certain majority-owned partnerships in connection with the property exchanges with Bell Atlantic and GTE, as previously discussed.

On July 20, 2000, ALLTEL's Board of Directors adopted a stock repurchase plan that allowed the Company to repurchase up to 7.5 million shares of its outstanding common stock. During 2001, ALLTEL repurchased 1.4 million of its common shares at a total cost of $78.1 million, compared to 3.0 million common shares repurchased at a total cost of $164.3 million in 2000. In November 2000, the Company entered into three forward purchase contracts with a financial institution in conjunction with the stock repurchase program. Under terms of the contracts, the Company agreed to purchase ALLTEL common shares from the financial institution at a specified price (the "forward price"). The forward price was equal to the financial institution's cost to acquire the shares plus a premium based on the net carrying cost of the shares to the financial institution and accrued over the period that the contract was outstanding. During the second quarter of 2001, the Company settled these contracts by acquiring 1.9 million of its common shares at a cost of $114.2 million. Through December 31, 2002, ALLTEL had repurchased 6.3 million of the 7.5 million shares the Company was authorized to repurchase under the stock repurchase plan.

Liquidity and Capital Resources

The Company believes it has adequate operating cash flows to finance its ongoing operating requirements including capital expenditures and the payment of dividends. Additional sources of funding available to the Company include (1) additional borrowings available to the Company under its commercial paper program and revolving credit agreements and (2) additional debt or equity securities under the Company's $5.0 billion shelf registration statement, of which approximately $730 million remained available for issuance at December 31, 2002.

ALLTEL's commercial paper and long-term credit ratings with Moody's Investors Service ("Moody's"), Standard & Poor's Corporation ("Standard & Poor's") and Fitch Ratings ("Fitch") were unchanged from December 31, 2001 and were as follows:

Description	Moody's	Standard & Poor's	Fitch
Commercial paper credit rating	Prime-1	A-1	F1
Long-term debt credit rating	A2	A	A
Outlook	Stable	Negative	Stable

Factors that could affect ALLTEL's short and long-term credit ratings would include, but not be limited to, a material decline in the Company's operating results and increased debt levels relative to operating cash flows resulting from future acquisitions or increased capital expenditure requirements. If ALLTEL's credit ratings were to be downgraded from current levels, the Company would incur higher interest costs on new borrowings, and the Company's access to the public capital markets could be adversely affected. A downgrade in ALLTEL's current short or long-term credit ratings would not accelerate scheduled principal payments of ALLTEL's existing long-term debt.

During the third quarter of 2002, the Company amended its $1.0 billion revolving credit agreement to conform certain of its provisions to corresponding provisions of the Company's 364-day revolving credit agreement. The revolving credit agreements contain various covenants and restrictions including a requirement that, as of the end of each calendar quarter, ALLTEL maintain a total debt-to-capitalization ratio of less than 65 percent. For purposes of calculating this ratio under the revolving credit agreement, total debt would include amounts classified as long-term debt (excluding mark-to-market adjustments for interest rate swaps), current maturities of long-term debt outstanding, short-term debt and any letters of credit or other guarantee obligations. As of December 31, 2002, the Company's total debt to capitalization ratio was 52.2 percent.

At December 31, 2002, current maturities of long-term debt were $495.3 million and included a $450.0 million, 7.125 percent senior unsecured note due March 1, 2003. ALLTEL expects to fund the payment of this note at maturity through cash on hand or through the issuance of additional commercial paper borrowings or other unsecured long-term debt.

As previously discussed, the Company has entered into a definitive agreement to sell the financial services division of its information services subsidiary to Fidelity National for $1.05 billion, payable as $775.0 million in cash and $275.0 million in Fidelity National common stock. The transaction is expected to close by the end of the first quarter of 2003. The Company anticipates using the net cash proceeds from the transaction to reduce its borrowings under its commercial paper program and for other general corporate purposes.

As previously discussed, the Company received $531.9 million of cash in advance as prepaid rent in connection with the leasing of certain cell site towers to American Tower and is recognizing the proceeds as revenue on a straight-line basis over the fifteen-year lease term. Participants in the telecommunications and cell tower industry currently are experiencing a more difficult operating and financial environment than when the tower transaction with ALLTEL was completed. Accordingly, although ALLTEL currently considers the likelihood to be remote, in the event ALLTEL's tower lessee were to file or become subject to bankruptcy proceedings, it is possible that the bankruptcy court could require that the tower transaction be rescinded and ALLTEL be required to refund the unutilized portion of the prepaid rent.

Pension Plans

ALLTEL maintains a qualified defined benefit pension plan, which covers substantially all employees other than employees of ALLTEL's information services and directory publishing subsidiaries. The Company also maintains a supplemental executive retirement plan that provides unfunded, non-qualified supplemental retirement benefits to a select group of management or other highly-compensated employees. In addition, the Company has entered into individual retirement agreements with certain retired executives providing for unfunded supplemental pension benefits. As further illustrated in Note 7 to the consolidated financial statements, total pension expense (income) related to these plans was $8.8 million in 2002, $8.8 million in 2001 and $(17.2) million in 2000. As a result of unfavorable investment returns and a decrease in long-term interest rates during 2002, ALLTEL's pension expense for 2003 will be approximately $41.0 million.

Annual pension expense is calculated based upon a number of actuarial assumptions, including an expected long-term rate of return on qualified pension plan assets of 8.50 percent and a discount rate of 6.85 percent. In developing the expected long-term rate of return assumption, ALLTEL evaluated historical investment performance, as well as input from its investment advisors. Projected returns by such advisors were based on broad equity and bond indices. The Company also considered the pension plan's historical returns since 1975 of 10.7 percent.

ALLTEL's expected long-term rate of return on qualified pension plan assets is based on a targeted asset allocation of 70 percent to equities, with an expected long-term rate of return of 10 percent, and 30 percent to fixed income assets, with an expected long-term rate of return of 5 percent. Because of market fluctuations and cash contributions funded in late December to the qualified pension plan by ALLTEL of $50.0 million and the qualified pension plan of Verizon related to the acquired Kentucky wireline assets of $49.0 million that had not yet been reinvested, the actual asset allocation as of December 31, 2002 was 58.3 percent to equities, 25.4 percent to fixed income assets and 16.3 percent in money market funds and other interest bearing investments. ALLTEL regularly reviews the actual asset allocation of its qualified pension plan and periodically rebalances its investments to achieve the targeted allocation. ALLTEL continues to believe that 8.50 percent is a reasonable long-term rate of return on its qualified pension plan assets, despite the market downturn which resulted in a loss in the qualified pension plan assets for the year ended December 31, 2002.

ALLTEL will continue to evaluate its actuarial assumptions, including the expected rate of return, at least annually, and will adjust them as necessary. Lowering the expected long-term rate of return on the qualified pension plan assets by 0.5 percent (from 8.50 percent to 8.0 percent) would result in an increase in pension expense of approximately $3.5 million in 2003.

The discount rate selected is based on a review of current market interest rates of high-quality, fixed-rate debt securities adjusted to reflect the duration of expected future cash outflows for pension benefit payments. In developing the discount rate assumption for 2002, ALLTEL reviewed the high grade bond indices published by Moody's as of December 31, 2002, which are based on debt securities with average maturities of 30 years. These maturities are shorter than the term of the Company's expected future cash outflows, reflecting the younger workforce in the Company's wireless business. To account for the longer duration of its expected future pension benefit payments, the Company analyzed market data and yield curves for U.S. Treasury securities and estimated an appropriate duration adjustment. The discount rate determined on this basis decreased from 7.25 percent at December 31, 2001 to 6.85 percent at December 31, 2002. Lowering the discount rate by 0.25 percent (from 6.85 percent to 6.60 percent) would result in an increase in pension expense of approximately $7.7 million in 2003.

As of December 31, 2002, ALLTEL had cumulative unrecognized actuarial losses of $209.6 million, which will result in increased pension expense beginning in 2003, as these actuarial losses are included in the calculation of annual pension expense. For the Company, unrecognized actuarial gains or losses that exceed 17.5 percent of the greater of the projected benefit obligation or market-related value of plan assets are amortized into pension expense on a straight-line basis over five years. Unrecognized actuarial gains and losses below the 17.5 percent corridor are amortized over the average remaining service life of active plan participants (approximately 14 years at December 31, 2002). In applying this amortization method, the estimated pension expense of $41.0 million for 2003 includes $20.6 million of the unrecognized actuarial loss at December 31, 2002.

ALLTEL made a voluntary $50.0 million contribution to its qualified pension plan in December 2002. ALLTEL does not expect that any contributions to the plan calculated in accordance with the minimum funding requirements of the Employee Retirement Income Security Act of 1974 will be required in 2003. Future contributions to the plan will depend on various factors, including future investment performance, changes in future discount rates and changes in the demographics of the population participating in the Company's qualified pension plan.

Contractual Obligations and Commitments

Set forth below is a summary of ALLTEL's material contractual obligations and commitments as of December 31, 2002:

(Millions)	Payments Due by Period				
	Less than 1 Year	1-3 Years	3-5 Years	More than 5 Years	Total
Long-term debt, excluding commercial paper	$495.3	$544.0	$2,079.8	$3,496.7	$6,615.8
Commercial paper	25.0	—	—	—	25.0
Operating leases	119.3	151.9	80.8	92.2	444.2
Site maintenance fees – cell sites	27.4	58.9	64.9	363.2	514.4
Agreement to purchase wireless properties	72.0	—	—	—	72.0
Total contractual obligations and commitments ...	$739.0	$754.8	$2,225.5	$3,952.1	$7,671.4

On November 25, 2002, the Company signed a definitive agreement to purchase wireless properties, representing approximately 360,000 POPs in southern Mississippi, from Cellular XL Associates, a privately held company, for $72.0 million in cash. The transaction is expected to close during the first quarter of 2003.

In connection with the offering of the Company's nationwide prepaid wireless services, ALLTEL has entered into a reseller agreement. The agreement allows customers who purchase ALLTEL's nationwide prepaid product offering to obtain wireless services in those U.S. regions in which ALLTEL does not maintain a network presence. Under terms of the three-year agreement, ALLTEL is committed to purchasing minutes of usage at rates that vary based on the actual volume of minutes of usage purchased by the Company. Depending upon the actual usage volumes incurred, ALLTEL's commitment under this agreement could range between approximately $5.0 million and $90.0 million over the next three years. Due to the uncertainty of the timing and the amount of cash outlays, this commitment has not been reflected in the table above.

Under the Company's long-term debt borrowing agreements, acceleration of principal payments would occur upon payment default, violation of debt covenants not cured within 30 days or breach of certain other conditions set forth in the borrowing agreements. At December 31, 2002, the Company was in compliance with all of its debt covenants. There are no provisions within the Company's leasing agreements that would trigger acceleration of future lease payments. (See Notes 5, 8 and 14 to the consolidated financial statements for additional information regarding the obligations and commitments listed above.)

The Company does not use securitization of trade receivables, affiliation with special purpose entities, variable interest entities or synthetic leases to finance its operations. Additionally, the Company has not entered into any arrangement requiring ALLTEL to guarantee payment of third party debt or to fund losses of an unconsolidated special purpose entity.

Legal Proceedings

ALLTEL is party to various legal proceedings arising in the ordinary course of business. Although the ultimate resolution of these various proceedings cannot be determined at this time, management of the Company does not believe that such proceedings, individually or in the aggregate, will have a material adverse effect on the future results of operations or financial condition of ALLTEL. In addition, management of the Company is currently not aware of any environmental matters that, individually or in the aggregate, would have a material adverse effect on the consolidated financial condition or results of operations of the Company.

Recently Issued Accounting Pronouncements

In June 2001, the FASB issued SFAS No. 143 "Accounting for Asset Retirement Obligations". SFAS No. 143 will apply to fiscal years beginning after June 15, 2002, and will address financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. This standard applies to legal obligations associated with the retirement of long-lived assets that result from the acquisition, construction, development or normal use of the assets and requires that a liability for an asset retirement obligation be recognized when incurred, recorded at fair value and classified as a liability in the balance sheet. When the liability is initially recorded, the entity will capitalize the cost and increase the carrying value of the related long-lived asset. The liability is then accreted to its present value each period and the capitalized cost is depreciated over the estimated useful life of the related asset. At the settlement date, the entity will settle the obligation for its recorded amount or recognize a gain or loss upon settlement.

The Company has evaluated the effects of SFAS No. 143 on its operations and has determined that for telecommunications and other operating facilities in which the Company owns the underlying land, ALLTEL has no contractual or legal obligation to remediate the property if the Company were to abandon, sell or otherwise dispose of those facilities. For the Company's leased non-wireline telecommunications and operating facilities, primarily consisting of cell sites, office and retail store locations, ALLTEL has determined that the adoption of SFAS No. 143 will not have a material impact on its consolidated financial statements.

In accordance with federal and state regulations, depreciation expense for the Company's wireline operations have historically included an additional provision for cost of removal. Effective with the adoption of SFAS No. 143, the additional cost of removal provision will no longer be included in depreciation expense, because it does not meet the recognition and measurement principles of an asset retirement obligation under SFAS No. 143. On December 20, 2002, the FCC notified wireline carriers that they should not adopt the provisions of SFAS No. 143 unless specifically required by the FCC in the future. As a result of the FCC ruling, the Company will continue to record a regulatory liability for cost of removal for its wireline subsidiaries that follow SFAS No. 71 accounting. For the acquired Kentucky and Nebraska wireline operations not subject to SFAS No. 71, effective January 1, 2003, the Company will cease recognition of the cost of removal provision in depreciation expense and eliminate the cumulative cost of removal included in accumulated depreciation. The cumulative effect of retroactively applying these changes to periods prior to January 1, 2003, will result in a non-cash pretax credit of approximately $34.0 million.

In June 2002, the FASB issued SFAS No. 146 "Accounting for Costs Associated with Exit or Disposal Activities". SFAS No. 146 requires that a liability for a cost that is associated with an exit or disposal activity be recognized when the liability is incurred. Costs typically associated with exit or disposal activities include employee termination costs, contract cancellation provisions and relocation costs. This standard nullifies the guidance of Emerging Issues Task Force ("EITF") Issue No. 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)". SFAS No. 146 also establishes that fair value is the objective for the initial measurement of the liability. SFAS No. 146 will be effective for exit or disposal activities that are initiated after December 31, 2002. The Company does not believe that the adoption of SFAS 146 will have a material impact on its consolidated financial statements.

In December 2002, the FASB issued SFAS No. 148 "Accounting for Stock-Based Compensation – Transition and Disclosure, an Amendment of FASB Statement No. 123". SFAS No. 148 provides alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation prescribed by SFAS No. 123, "Accounting for Stock-Based Compensation". SFAS No. 148 also amends the disclosure requirements of SFAS No. 123 to require disclosure in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. As the Company continues to account for stock-based employee compensation using the intrinsic value method under Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" and related Interpretations, the Company, as required, has only adopted the revised disclosure requirements of SFAS No. 148 as of December 31, 2002. (See "Stock-Based Compensation" section of Note 1 to the consolidated financial statements.)

In November 2002, the FASB issued FASB Interpretation No. 45 ("FIN 45"), "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others". FIN 45 requires that upon issuance of a guarantee, a guarantor must recognize a liability for the fair value of an obligation assumed under a guarantee. FIN 45 also requires additional disclosures by a guarantor in its interim and annual financial statements about the obligations associated with guarantees issued. The recognition provisions of FIN 45 are effective for guarantees issued after December 31, 2002, while the disclosure requirements were effective for financial statements for periods ending after December 15, 2002. At December 31, 2002, the Company had not entered into any material arrangement that would be subject to the disclosure requirements of FIN 45. In addition, ALLTEL does not believe that the adoption of FIN 45 will have a material impact on its consolidated financial statements.

In November 2002, the EITF reached a consensus on Issue 00-21 "Accounting for Revenue Arrangements With Multiple Deliverables". The guidance in Issue 00-21 is effective for revenue arrangements entered into in fiscal years beginning after June 15, 2003. Issue 00-21 addresses the accounting by a vendor for arrangements under which it will perform multiple revenue-generating activities. Specifically, Issue 00-21 addresses how to determine whether an arrangement involving multiple deliverables contains one or more units of accounting and how arrangement consideration should be measured and allocated to the separate units of accounting. The Company is currently assessing the expected impact of applying the guidance in Issue 00-21 to its communications and information services operations.

Market Risk

The Company is exposed to market risk from changes in interest rates and foreign exchange rates. The Company has estimated its market risk using sensitivity analysis. Market risk is defined as the potential change in earnings due to a hypothetical adverse change in market prices or interest rates. The results of the sensitivity analysis used to estimate market risk are presented below, although the actual results may differ from these estimates.

Interest Rate Risk

The Company's earnings are affected by changes in variable interest rates related to ALLTEL's issuance of short-term commercial paper and interest rate swap agreements. The Company enters into interest rate swap agreements to obtain a targeted mixture of variable and fixed-interest-rate debt such that the portion of debt subject to variable rates does not exceed 30 percent of ALLTEL's total debt outstanding. The Company has established policies and procedures for risk assessment and the approval, reporting, and monitoring of interest rate swap activity. ALLTEL does not enter into interest rate swap agreements, or other derivative financial instruments, for trading or speculative purposes. Management periodically reviews ALLTEL's exposure to interest rate fluctuations and implements strategies to manage the exposure.

As of December 31, 2002, the Company had $25.0 million of outstanding commercial paper. The Company also had entered into six, pay variable receive fixed, interest rate swap agreements on notional amounts totaling $1.0 billion to convert fixed interest rate payments to variable as of December 31, 2002. The maturities of the six interest rate swaps range from March 1, 2006 to November 1, 2013. The weighted average fixed rate received by ALLTEL on these swaps is 5.5 percent, and the variable rate paid by ALLTEL is the three month LIBOR (London-Interbank Offered Rate). The weighted average variable rate paid by ALLTEL was 1.5 percent at December 31, 2002. A hypothetical increase of 100 basis points would reduce pre-tax earnings by approximately $10.3 million. Conversely, a hypothetical decrease of 100 basis points would increase pre-tax earnings by approximately $10.3 million.

As of December 31, 2001, the Company had $230.1 million of outstanding commercial paper. In addition, as of December 31, 2001, the Company had entered into four, pay variable receive fixed, interest rate swap agreements on notional amounts totaling $500.0 million to convert fixed interest rate payments to variable. The maturities of the four interest rate swaps range from March 1, 2006 to November 1, 2013. The weighted average fixed rate received by ALLTEL on these swaps is 5.7 percent, and the variable rate paid by ALLTEL is the three month LIBOR. The weighted average variable rate paid by ALLTEL was 2.1 percent at December 31, 2001. At December 31, 2001, a hypothetical increase of 100 basis points in variable interest rates would reduce pre-tax earnings by $7.3 million. Conversely, a hypothetical decrease of 100 basis points in variable interest rates would increase pre-tax earnings by $7.3 million.

Foreign Exchange Risk

The Company's business operations in foreign countries are not material to the Company's consolidated operations, financial condition and liquidity. Foreign currency translation gains and losses were not material to the Company's consolidated results of operations for the years ended December 31, 2002 and 2001. Additionally, the Company is not currently subject to material foreign currency exchange rate risk from the effects that exchange rate movements of foreign currency would have on the Company's future costs or on future cash flows it would receive from its foreign subsidiaries. The Company has not entered into any material foreign currency forward exchange contracts or other derivative financial instruments to hedge the effects of adverse fluctuations in foreign currency exchange rates.

Critical Accounting Policies

ALLTEL prepares its consolidated financial statements in accordance with accounting principles generally accepted in the United States. ALLTEL's significant accounting policies are discussed in detail in Note 1 to the consolidated financial statements. Certain of these accounting policies as discussed below require management to make estimates and assumptions about future events that could materially affect the reported amounts of assets, liabilities, revenues and expenses and disclosure of contingent assets and liabilities. These critical accounting polices include the following:

Service revenues for the Company's communications business are recognized based upon minutes of use processed and contracted fees, net of any credits and adjustments. Due to varying customer billing cycle cut-off times, the Company must estimate service revenues earned but not yet billed at the end of each reporting period. These estimates are based on historical minutes of use processed. Changes in estimates for revenues are recognized in the period in which they are determinable, and such changes could occur and have a material effect on the Company's consolidated operating results in the period of change. Fees assessed to communications customers to activate service are deferred and recognized over the expected life of the customer relationship that is based on historical weighted average service lives of customers. ALLTEL does not anticipate any significant changes to the expected life of its communications customer base, but a material increase in the churn rates associated with the customer base could materially affect the Company's future consolidated operating results. The percentage-of-completion method of accounting is utilized for information services contracts that include a software license element. Under this method, revenue and profit are recognized throughout the term of the contract, based upon estimates of the total costs to be incurred and revenues to be generated throughout the term of the contract. Changes in estimates for revenues, costs and profits are recognized in the period in which they are determinable, and such changes have occurred in the past and have been material. Accordingly, changes in revenue, cost and profit estimates related to the Company's contracts could occur and have a material effect on the Company's consolidated operating results in the period of change.

In evaluating the collectibility of its trade receivables, ALLTEL assesses a number of factors including a specific customer's ability to meet its financial obligations to the Company, as well as general factors, such as the length of time the receivables are past due and historical collection experience. Based on these assessments, the Company records both specific and general reserves for bad debt to reduce the related receivables to the amount the Company ultimately expects to collect from customers. If circumstances related to specific customers change or economic conditions worsen such that the Company's past collection experience is no longer relevant, ALLTEL's estimate of the recoverability of its trade receivables could be further reduced from the levels provided for in the consolidated financial statements.

At each balance sheet date, ALLTEL performs a detailed assessment of its capitalized software development costs to be marketed which includes a review of, among other factors, projected revenues, customer demand requirements, product lifecycle, changes in software and hardware technologies, and product development plans. Based on this analysis, ALLTEL records adjustments, when appropriate, to reflect the net realizable value of its capitalized software development costs. The estimates of expected future revenues generated by the software, the remaining economic life of the software, or both, could be reduced in the near term, materially affecting the carrying value of capitalized software development costs and the Company's consolidated operating results in the period of change.

The calculation of the annual costs of providing pension and postretirement benefits are based on certain key actuarial assumptions as disclosed in Note 7 to the consolidated financial statements. As previously discussed, the discount rate selected is based on a review of current market interest rates on high-quality, fixed-rate debt securities adjusted to reflect the Company's longer duration of expected future cash outflows for benefit payments. The expected return on plan assets reflects management's view of the long-term returns available in the investment market based on historical averages and consultation with investment advisors. The healthcare cost trend rate is based on the Company's actual medical claims experience and future projections of medical costs. Changes in these key assumptions could have a material effect on the projected benefit obligations, funding requirements and future periodic benefit costs incurred by the Company.

The calculation of depreciation and amortization expense is based on the estimated economic useful lives of the underlying property, plant and equipment and intangible assets. Although ALLTEL believes it is unlikely that any significant changes to the useful lives of its tangible or intangible assets will occur in the near term, rapid changes in technology or changes in market conditions could result in revisions to such estimates that could materially affect the carrying value of these assets and the Company's future consolidated operating results.

Other Information

On May 7, 2002, the Audit Committee of the Board of Directors of ALLTEL authorized (1) the engagement of PricewaterhouseCoopers LLP ("PwC") as the independent auditors for ALLTEL for the calendar year 2002 and (2) the dismissal of Arthur Andersen LLP as ALLTEL's independent auditors.

During 2002, ALLTEL paid PwC $506,793 related to a 2001 engagement for expatriate tax and administration services. Billings related to these services are expected to continue through the first quarter of 2003. The Audit Committee has adopted a policy that requires all non-audit services be approved in advance by the Audit Committee and that no non-audit services, other than tax-related services, may be requested of ALLTEL's independent auditors. PwC has advised the Audit Committee that performing the foregoing expatriate tax and administrative services did not jeopardize the independence of PwC or violate the requirements of the Sarbanes-Oxley Act of 2002. In addition, PwC has not performed tax services for any of ALLTEL's executive officers.

Forward-Looking Statements

This Management's Discussion and Analysis of Financial Condition and Results of Operations includes, and future filings by the Company on Form 10-K, Form 10-Q and Form 8-K and future oral and written statements by ALLTEL and its management may include, certain "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements are subject to uncertainties that could cause actual future events and results to differ materially from those expressed in the forward-looking statements. These forward-looking statements are based on estimates, projections, beliefs and assumptions and are not guarantees of future events and results. Words such as "expects", "anticipates", "intends", "plans", "believes", "seeks", "estimates", and "should", and variations of these words and similar expressions, are intended to identify these forward-looking statements. Examples of such forward-looking statements include statements regarding ALLTEL's future cash dividend policy, forecasts of segment capital requirements for 2003, and future contractual obligation and commitment payments. ALLTEL disclaims any obligation to update or revise any forward-looking statement based on the occurrence of future events, the receipt of new information, or otherwise.

Actual future events and results may differ materially from those expressed in these forward-looking statements as a result of a number of important factors. Representative examples of these factors include (without limitation) adverse changes in economic conditions in the markets served by ALLTEL; the extent, timing, and overall effects of competition in the communications business; material changes in the communications industry generally that could adversely affect vendor relationships with equipment and network suppliers and customer relationships with wholesale customers; material changes in communications technology; the risks associated with the integration of acquired businesses; the potential for adverse changes in the ratings given to our debt securities by nationally accredited ratings organizations; the availability and cost of financing in the corporate debt markets; the uncertainties related to ALLTEL's strategic investments; the effects of litigation; ongoing deregulation (and the resulting likelihood of significantly increased price and product/service competition) in the communications business as a result of federal and state legislation, rules, and regulations; the final outcome of federal, state and local regulatory initiatives and proceedings related to the terms and conditions of interconnection, access charges, universal service and unbundled network elements and resale rates; and the final outcome of pending litigation challenging the Federal Communications Commission's wireless number portability rules.

In addition to these factors, actual future performance, outcomes and results may differ materially because of other, more general, factors including (without limitation) general industry and market conditions and growth rates, economic conditions, and governmental and public policy changes.

SELECTED FINANCIAL DATA

(Millions, except per share amounts)	For the years ended December 31,					
	2002	2001	2000	1999	1998	1997
Revenues and sales	$ 7,983.4	$ 7,505.6	$ 7,160.0	$ 6,501.9	$ 5,779.2	$5,076.0
Operating expenses	6,052.7	5,748.7	5,467.1	4,886.3	4,446.3	3,929.9
Merger and integration expenses and other charges	115.1	92.2	25.4	90.5	252.0	—
Provision to reduce carrying value of certain assets	—	—	—	—	55.0	16.9
Total costs and expenses	6,167.8	5,840.9	5,492.5	4,976.8	4,753.3	3,946.8
Operating income	1,815.6	1,664.7	1,667.5	1,525.1	1,025.9	1,129.2
Non-operating income (expense), net	(1.7)	(2.0)	47.3	13.0	41.2	8.2
Interest expense	(349.4)	(268.5)	(292.6)	(250.4)	(254.9)	(260.6)
Gain on disposal of assets, write-down of investments and other	1.0	357.6	1,928.5	43.1	292.7	209.6
Income before income taxes	1,465.5	1,751.8	3,350.7	1,330.8	1,104.9	1,086.4
Income taxes	541.2	704.3	1,385.3	547.2	501.8	433.9
Income before cumulative effect of accounting change	924.3	1,047.5	1,965.4	783.6	603.1	652.5
Cumulative effect of accounting change	—	19.5	(36.6)	—	—	—
Net income	924.3	1,067.0	1,928.8	783.6	603.1	652.5
Preferred dividends	0.1	0.1	0.1	0.9	1.2	1.3
Net income applicable to common shares	$ 924.2	$ 1,066.9	$ 1,928.7	$ 782.7	$ 601.9	$ 651.2
Earnings per share:						
Income before cumulative effect of accounting change:						
Basic	$2.97	$3.36	$6.25	$2.50	$1.97	$2.12
Diluted	$2.96	$3.34	$6.20	$2.47	$1.95	$2.10
Net income:						
Basic	$2.97	$3.42	$6.13	$2.50	$1.97	$2.12
Diluted	$2.96	$3.40	$6.08	$2.47	$1.95	$2.10
Dividends per common share	$1.37	$1.33	$1.29	$1.235	$1.175	$1.115
Weighted average common shares:						
Basic	311.0	311.4	314.4	312.8	305.3	307.9
Diluted	312.3	313.5	317.2	316.8	308.4	309.9
Pro forma amounts assuming accounting changes applied retroactively:						
Net income	$ 924.3	$ 1,047.5	$ 1,969.5	$ 766.9	$ 595.9	$ 652.1
Basic earnings per share	$2.97	$3.36	$6.26	$2.45	$1.95	$2.11
Diluted earnings per share	$2.96	$3.34	$6.21	$2.42	$1.93	$2.10
Total assets	$16,389.1	$12,609.0	$12,182.0	$10,774.2	$10,155.5	$9,232.0
Total shareholders' equity	$ 5,998.1	$ 5,565.8	$ 5,095.4	$ 4,205.7	$ 3,632.0	$3,052.0
Total redeemable preferred stock and long-term debt	$ 6,146.5	$ 3,862.8	$ 4,613.1	$ 3,751.9	$ 3,683.6	$3,859.8

Notes to Selected Financial Information:

A. Net income for 2002 included pretax charges of $42.3 million incurred in connection with discontinuing a business venture with Bradford & Bingley Group to provide mortgage administration and information technology products to the mortgage lending industry in the United Kingdom. The pretax charges primarily consisted of the write-off of capitalized software development costs with no alternative future use or functionality and other costs to unwind the business venture. The Company also incurred pretax charges of $31.4 million incurred in connection with the restructuring of the Company's competitive local exchange carrier ("CLEC"), call center and retail store operations. ALLTEL also recorded a restructuring charge of $5.5 million related to a planned workforce reduction and the closing of seven product distribution centers. During 2002, the Company also incurred integration expenses of $28.8 million related to its acquisitions of wireline properties from Verizon Communications, Inc. and wireless properties from CenturyTel, Inc. The Company also recorded write-downs in the carrying value of certain cell site equipment of $7.1 million. These charges decreased net income $62.5 million or $.20 per share. (See Note 9 to the consolidated financial statements.) Net income for 2002 included a pretax gain of $22.1 million realized from the sale of a wireless property, partially offset by pretax write-downs of $16.3 million related to the Company's investments in Hughes Tele.com Limited and Airspan Networks, Inc. The Company also recorded a pretax adjustment of $4.8 million to reduce the gain recognized from the dissolution of a wireless partnership that was initially recorded in 2001. These transactions increased net income $0.6 million or less than $.01 per share. (See Note 10 to the consolidated financial statements.)

As further discussed in Note 1 to the consolidated financial statements, effective January 1, 2002, the Company changed its accounting for goodwill and other indefinite-lived intangible assets from an amortization method to an impairment-only approach in accordance with SFAS No. 142. Accordingly, the Company ceased amortization of goodwill and indefinite-lived intangible assets as of January 1, 2002.

The adjusted after-tax income before cumulative effect of accounting change, net income and earnings per share effects, assuming that the change in accounting to eliminate the amortization of goodwill and other indefinite-lived intangible assets was applied retroactively were as follows for the years ended December 31:

(Millions, except per share amounts)	2001	2000	1999	1998	1997
Income before cumulative effect of accounting change	$1,140.6	$2,057.0	$836.9	$649.1	$696.4
Basic earnings per share	$3.66	$6.55	$2.67	$2.12	$2.26
Diluted earnings per share	$3.64	$6.49	$2.64	$2.10	$2.24
Net income	$1,160.1	$2,020.4	$836.9	$649.1	$696.4
Basic earnings per share	$3.72	$6.43	$2.67	$2.12	$2.26
Diluted earnings per share	$3.70	$6.37	$2.64	$2.10	$2.24

B. Net income for 2001 included pretax gains of $347.8 million from the sale of PCS licenses, a pretax gain of $9.5 million from the dissolution of a wireless partnership and a pretax gain of $3.2 million from the sale of certain investments. Net income also included pretax termination fees of $2.9 million incurred due to the early retirement of debt. These transactions increased net income $212.7 million or $.68 per share. (See Note 10 to the consolidated financial statements.) Net income also included pretax charges of $77.1 million incurred in connection with the restructuring of the Company's regional communications, information services, product distribution and corporate operations. The Company also recorded write-downs in the carrying value of certain cell site equipment totaling $15.1 million. These charges decreased net income $54.8 million or $.18 per share. (See Note 9 to the consolidated financial statements.) Effective January 1, 2001, the Company changed its method of accounting for a subsidiary's pension plan to conform to the Company's primary pension plan. The cumulative effect of this accounting change resulted in a non-cash credit of $19.5 million, net of income tax expense of $13.0 million or $.06 per share. (See Note 2 to the consolidated financial statements.)

C. Net income for 2000 included pretax gains of $1,345.5 million from the exchange of wireless properties with Bell Atlantic Corporation and GTE Corporation, pretax gains of $36.0 million from the sale of certain

PCS assets and pretax gains of $562.0 million from the sale of investments, principally consisting of WorldCom, Inc. ("WorldCom") common stock. Net income also included a pretax write-down of $15.0 million in the Company's investment in an Internet access service provider. These transactions increased net income $1,124.3 million or $3.58 per share. (See Note 10 to the consolidated financial statements.) Net income also included integration costs and other charges of $25.4 million primarily incurred in connection with the acquisition of wireless assets and with certain restructuring activities of the Company's information services business. These charges decreased net income $15.0 million or $.05 per share. (See Note 9 to the consolidated financial statements.) The Company also incurred a pretax charge of $11.5 million in connection with a litigation settlement. This charge decreased net income $7.0 million or $.02 per share. (See Note 13 to the consolidated financial statements.) Effective January 1, 2000, the Company changed its method of recognizing wireless access revenues and certain customer activation fees. The cumulative effect of this accounting change resulted in a non-cash charge of $36.6 million, net of income tax benefit of $23.3 million or $.12 per share. (See Note 2 to the consolidated financial statements.)

D. Net income for 1999 included a pretax gain of $43.1 million from the sale of WorldCom common stock. The gain increased net income by $27.2 million or $.08 per share. Net income also included a pretax charge of $90.5 million in connection with the closing of the Company's mergers with Aliant Communications Inc., Liberty Cellular, Inc. and its affiliate KINI L.C., Advanced Information Resources, Limited and Southern Data Systems and with certain loss contingencies and other restructuring activities. These charges decreased net income $66.1 million or $.21 per share.

E. Net income for 1998 included pretax gains of $296.2 million from the sale of certain investments, principally consisting of WorldCom common stock. These gains increased net income by $179.7 million or $.59 per share. Net income also included merger and integration expenses of $252.0 million related to the closing of the merger with 360° Communications Company. These merger and integration expenses decreased net income $201.0 million or $.66 per share. Net income also included a pretax charge of $55.0 million resulting from changes in a customer care and billing contract with a major customer and termination fees of $3.5 million incurred due to the early retirement of long-term debt. These charges decreased net income $35.7 million or $.12 per share.

F. Net income for 1997 included pretax gains of $209.6 million from the sale of certain investments, principally consisting of WorldCom common stock and from the sale of the Company's healthcare operations. These gains increased net income by $121.5 million or $.40 per share. Net income also included a pretax write-down of $16.9 million to reflect the fair value less cost to sell the Company's wire and cable operations. This write-down decreased net income $11.7 million or $.04 per share.

REPORT OF MANAGEMENT

ALLTEL Corporation's management is responsible for the integrity and objectivity of all financial data included in this Financial Supplement. The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States. The financial data include amounts that are based on the best estimates and judgments of management. All financial information in this Financial Supplement is consistent with that in the consolidated financial statements.

Management maintains a system of internal controls designed to provide reasonable assurance, at an appropriate cost-benefit relationship, that the Company's assets are protected from improper use and that transactions are authorized, recorded and reported properly. Key elements in ALLTEL's system of internal controls include selection of qualified managers, appropriate division of responsibilities and communication of policies and standards. The Company's Ethics in the Workplace Program serves as a guide for all employees with respect to business conduct and conflicts of interest.

Management continually monitors, evaluates and where appropriate, modifies the system of internal controls in response to changes in business conditions and operations and the recommendations made by ALLTEL's internal and external auditors. We believe the system of internal controls provides reasonable assurance that ALLTEL's assets are safeguarded and that the financial information is reliable.

PricewaterhouseCoopers LLP, Independent Public Accountants, have audited these consolidated financial statements for the years ended December 31, 2002 and 2001 and have expressed herein their unqualified opinion.

The Audit Committee of the Board of Directors, composed of independent directors (as defined by the New York Stock Exchange), meets periodically with management, the independent accountants and the internal auditors to review matters relating to the Company's annual financial statements, internal audit program, internal controls and non-audit services provided by the independent accountants. As a matter of policy, the internal auditors and the independent accountants periodically meet alone with the Audit Committee and have access to the Audit Committee at any time.

Dated March 3, 2003

Scott T. Ford
President and
Chief Executive Officer

Jeffery R. Gardner
Senior Vice President-
Chief Financial Officer

REPORT OF INDEPENDENT ACCOUNTANTS

To the Shareholders of ALLTEL Corporation:

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, cash flows and of shareholders' equity present fairly, in all material respects, the financial position of ALLTEL Corporation and its subsidiaries (the "Company") as of December 31, 2002 and 2001, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion. The financial statements of the Company as of December 31, 2000 and for the year then ended before the revisions described in Note 1, "Reclassifications", were audited by other independent accountants who have ceased operations. Those independent accountants expressed an unqualified opinion on those financial statements in their report dated January 21, 2002.

As discussed above, the financial statements of the Company as of December 31, 2000, and for the year then ended, were audited by other independent accountants who have ceased operations. As described in Note 1, these financial statements have been revised to reflect the adoption of Emerging Issues Task Force Issue No. 01-14 ("EITF No. 01-14"), "Income Statement Characterization of Reimbursements Received for Out-of-Pocket Expenses Incurred", and to reclassify the operating units of the Company's emerging communications businesses in accordance with Statement of Financial Accounting Standards No. 131 ("SFAS No. 131"), "Disclosures about Segments of an Enterprise and Related Information". We audited the adjustments described in Note 1 that were applied to revise the 2000 financial statements. As described in Note 1, the Company has changed its accounting for goodwill and other intangible assets upon adoption of Statement of Financial Accounting Standards No. 142 ("SFAS No. 142"), "Goodwill and Other Intangible Assets" as of January 1, 2002. As described in Note 1, these financial statements have also been revised to include the transitional disclosures required by SFAS No. 142. We also audited the transitional disclosures described in Note 1. In our opinion, the adjustments in Note 1 for 2000 are appropriate and have been properly applied, and the transitional disclosures for 2000 in Note 1 are appropriate. However, we were not engaged to audit, review, or apply any procedures to the 2000 financial statements of the Company other than with respect to such adjustments and disclosures and, accordingly, we do not express an opinion or any other form of assurance on the 2000 financial statements taken as a whole.

As discussed in Note 1, the Company has changed its method of accounting for goodwill and other intangible assets as a result of adopting SFAS No. 142 as of January 1, 2002. Also, as discussed in Note 2 to the financial statements, effective January 1, 2001, the Company changed its method of accounting for computing and amortizing unrecognized actuarial gains and losses related to a subsidiary's defined benefit pension plan.

/s/ PricewaterhouseCoopers LLP

Little Rock, AR
January 21, 2003

THIS REPORT IS A COPY OF A PREVIOUSLY ISSUED ARTHUR ANDERSEN LLP REPORT AND HAS NOT BEEN REISSUED BY ARTHUR ANDERSEN LLP

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Shareholders of ALLTEL Corporation:

We have audited the accompanying consolidated balance sheets of ALLTEL Corporation (a Delaware corporation) and subsidiaries as of December 31, 2001 and 2000, and the related consolidated statements of income, shareholders' equity and cash flows for each of the three years in the period ended December 31, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of ALLTEL Corporation and subsidiaries as of December 31, 2001 and 2000, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2001, in conformity with accounting principles generally accepted in the United States.

As explained in Note 2 to the financial statements, effective January 1, 2001, the Company changed its method of accounting for computing and amortizing unrecognized actuarial gains and losses related to a subsidiary's defined benefit pension plan, and effective January 1, 2000, the Company changed its method of accounting for certain communications revenues.

/s/ ARTHUR ANDERSEN LLP

Little Rock, Arkansas,
January 21, 2002

CONSOLIDATED STATEMENTS OF INCOME

(Millions, except per share amounts)	For the years ended December 31,		
	2002	2001	2000
Revenues and sales:			
Service revenues	$7,257.3	$6,736.8	$6,325.6
Product sales	726.1	768.8	834.4
Total revenues and sales	7,983.4	7,505.6	7,160.0
Costs and expenses:			
Cost of services (excluding depreciation of $816.7, $723.4 and $647.7 included below)...	2,471.5	2,269.1	2,269.5
Cost of products sold	891.4	907.9	840.1
Selling, general, administrative and other	1,511.2	1,404.0	1,369.1
Depreciation and amortization	1,178.6	1,167.7	988.4
Integration expenses and other charges	115.1	92.2	25.4
Total costs and expenses	6,167.8	5,840.9	5,492.5
Operating income	1,815.6	1,664.7	1,667.5
Equity earnings in unconsolidated partnerships	65.8	57.0	120.5
Minority interest in consolidated partnerships	(69.9)	(71.8)	(97.2)
Other income, net	2.4	12.8	24.0
Interest expense...	(349.4)	(268.5)	(292.6)
Gain on disposal of assets, write-down of investments and other	1.0	357.6	1,928.5
Income before income taxes.....................................	1,465.5	1,751.8	3,350.7
Income taxes	541.2	704.3	1,385.3
Income before cumulative effect of accounting change	924.3	1,047.5	1,965.4
Cumulative effect of accounting change (net of income taxes of $13.0 in 2001 and tax benefit of $23.3 in 2000)............................	—	19.5	(36.6)
Net income	924.3	1,067.0	1,928.8
Preferred dividends	0.1	0.1	0.1
Net income applicable to common shares	$ 924.2	$1,066.9	$1,928.7
Earnings per share:			
Basic:			
Income before cumulative effect of accounting change	$2.97	$3.36	$6.25
Cumulative effect of accounting change	—	.06	(.12)
Net income	$2.97	$3.42	$6.13
Diluted:			
Income before cumulative effect of accounting change	$2.96	$3.34	$6.20
Cumulative effect of accounting change	—	.06	(.12)
Net income	$2.96	$3.40	$6.08
Pro forma amounts assuming changes in accounting principles were applied retroactively:			
Net income as reported:	$ 924.3	$1,067.0	$1,928.8
Effect of change in revenue recognition	—	—	36.6
Effect of change in pension accounting	—	(19.5)	4.1
Net income as adjusted	$ 924.3	$1,047.5	$1,969.5
Earnings per share as adjusted:			
Basic	$2.97	$3.36	$6.26
Diluted	$2.96	$3.34	$6.21

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED BALANCE SHEETS

	December 31,	
(Dollars in millions, except per share amounts)	2002	2001
Assets		
Current Assets:		
Cash and short-term investments	$ 155.5	$ 85.3
Accounts receivable (less allowance for doubtful accounts of $71.9 and $52.2, respectively) ..	1,290.4	1,241.2
Inventories	139.9	163.8
Prepaid expenses and other	60.2	277.5
Total current assets	1,646.0	1,767.8
Investments	327.4	251.6
Goodwill	4,795.5	2,676.5
Other intangibles	1,346.5	755.6
Property, Plant and Equipment:		
Land	289.1	239.8
Buildings and improvements	1,194.0	1,051.4
Wireline	6,188.5	5,501.3
Wireless	4,798.3	4,160.6
Information services	1,311.7	1,166.8
Other	620.5	578.0
Under construction	366.0	384.1
Total property, plant and equipment	14,768.1	13,082.0
Less accumulated depreciation	7,059.4	6,300.7
Net property, plant and equipment...	7,708.7	6,781.3
Other assets	565.0	376.2
Total Assets	$16,389.1	$12,609.0
Liabilities and Shareholders' Equity		
Current Liabilities:		
Current maturities of long-term debt	$ 495.3	$ 51.6
Accounts payable	587.8	522.1
Advance payments and customer deposits...	261.5	218.0
Accrued taxes	46.8	141.0
Accrued dividends..	109.6	105.9
Accrued interest	123.8	66.4
Other current liabilities	194.4	180.1
Total current liabilities	1,819.2	1,285.1
Long-term debt	6,145.5	3,861.5
Deferred income taxes	1,158.5	738.0
Other liabilities	1,267.8	1,158.6
Shareholders' Equity:		
Preferred stock, Series C, $2.06, no par value, 15,635 shares in 2002 and 16,880 shares in 2001 issued and outstanding..	0.4	0.4
Common stock, par value $1 per share, 1.0 billion shares authorized, 311,182,950 shares in 2002 and 310,529,902 shares in 2001 issued and outstanding...	311.2	310.5
Additional paid-in capital	695.7	769.2
Unrealized holding loss on investments..	—	(4.5)
Foreign currency translation adjustment	(6.9)	(9.9)
Retained earnings	4,997.7	4,500.1
Total shareholders' equity..	5,998.1	5,565.8
Total Liabilities and Shareholders' Equity	$16,389.1	$12,609.0

The accompanying notes are an integral part of these consolidated balance sheets.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Millions)	For the years ended December 31,		
	2002	2001	2000
Cash Provided from Operations:			
Net income	$ 924.3	$1,067.0	$1,928.8
Adjustments to reconcile net income to net cash provided from operations:			
Depreciation and amortization	1,178.6	1,167.7	988.4
Provision for doubtful accounts	267.0	144.0	113.1
Cumulative effect of accounting change	—	(19.5)	36.6
Non-cash portion of integration expenses and charges	48.3	46.6	1.6
Gain on disposal of assets, write-down of investments and other	(1.0)	(357.6)	(1,928.5)
Increase in deferred income taxes	373.0	216.2	77.9
Other, net	15.2	24.9	(56.0)
Changes in operating assets and liabilities, net of effects of acquisitions:			
Accounts receivable	(236.2)	(151.8)	(380.5)
Inventories	27.3	71.4	(71.2)
Accounts payable	110.3	(166.2)	170.1
Other current liabilities	(77.7)	(59.8)	498.5
Other, net	(34.2)	87.6	117.5
Net cash provided from operations	2,594.9	2,070.5	1,496.3
Cash Flows from Investing Activities:			
Additions to property, plant and equipment	(1,194.1)	(1,231.9)	(1,164.7)
Additions to capitalized software development costs	(119.0)	(171.4)	(117.3)
Additions to investments	(9.4)	(5.3)	(16.2)
Purchases of property, net of cash acquired	(3,375.8)	(217.5)	(1,040.0)
Proceeds from the lease of cell site towers	7.5	524.4	—
Proceeds from the sale of assets	24.1	411.4	328.9
Proceeds from the sale of investments	—	2.6	630.3
Proceeds from the return on investments	51.9	54.8	94.2
Other, net	8.2	62.6	20.5
Net cash used in investing activities	(4,606.6)	(570.3)	(1,264.3)
Cash Flows from Financing Activities:			
Dividends on preferred and common stock	(423.1)	(411.8)	(403.0)
Reductions in long-term debt	(266.4)	(782.5)	(405.9)
Purchases of common stock	—	(192.3)	(164.3)
Preferred stock redemptions and purchases	—	(0.1)	(0.1)
Distributions to minority investors	(57.9)	(117.8)	(76.8)
Long-term debt issued, net of issuance costs	2,809.1	—	835.5
Common stock issued	17.2	27.8	31.2
Net cash provided from (used in) financing activities	2,078.9	(1,476.7)	(183.4)
Effect of exchange rate changes on cash and short-term investments	3.0	(5.4)	1.0
Increase in cash and short-term investments	70.2	18.1	49.6
Cash and Short-term Investments:			
Beginning of the year	85.3	67.2	17.6
End of the year	$ 155.5	$ 85.3	$ 67.2
Supplemental Cash Flow Disclosures:			
Interest paid, net of amounts capitalized	$ 294.2	$ 289.0	$ 302.1
Income taxes paid	$ 268.2	$ 515.7	$ 704.7
Non-Cash Investing and Financing Activity:			
Change in fair value of interest rate swap agreements	$ 99.2	$ 6.0	$ —

The accompanying notes are an integral part of these consolidated financial statements.

A-47

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

(Millions)	Preferred Stock	Common Stock	Additional Paid-In Capital	Unrealized Holding Gain (Loss) On Investments	Foreign Currency Translation Adjustment	Retained Earnings	Total
Balance at December 31, 1999	$ 0.6	$314.3	$973.3	$599.6	$(5.5)	$2,323.4	$4,205.7
Net income	—	—	—	—	—	1,928.8	1,928.8
Other comprehensive loss, net of tax: (See Note 12)							
Unrealized holding losses on investments, net of reclassification adjustments	—	—	—	(589.9)	—	—	(589.9)
Foreign currency translation adjustment...........	—	—	—	—	1.0	—	1.0
Comprehensive income	—	—	—	(589.9)	1.0	1,928.8	1,339.9
Acquisition of subsidiaries...........	—	0.7	57.3	—	—	—	58.0
Employee plans, net	—	0.9	30.2	—	—	—	31.1
Tax benefit for non-qualified stock options....................	—	—	29.4	—	—	—	29.4
Conversion of preferred stock	(0.1)	0.1	0.1	—	—	—	0.1
Repurchase of stock	—	(3.0)	(161.3)	—	—	—	(164.3)
Dividends:							
Common — $1.29 per share	—	—	—	—	—	(404.4)	(404.4)
Preferred	—	—	—	—	—	(0.1)	(0.1)
Balance at December 31, 2000	$ 0.5	$313.0	$929.0	$ 9.7	$(4.5)	$3,847.7	$5,095.4
Net income	—	—	—	—	—	1,067.0	1,067.0
Other comprehensive loss, net of tax: (See Note 12)							
Unrealized holding losses on investments, net of reclassification adjustments	—	—	—	(14.2)	—	—	(14.2)
Foreign currency translation adjustment...........	—	—	—	—	(5.4)	—	(5.4)
Comprehensive income	—	—	—	(14.2)	(5.4)	1,067.0	1,047.4
Employee plans, net	—	0.7	24.5	—	—	—	25.2
Tax benefit for non-qualified stock options....................	—	—	4.5	—	—	—	4.5
Conversion of preferred stock	(0.1)	0.1	0.2	—	—	—	0.2
Repurchase of stock	—	(3.3)	(189.0)	—	—	—	(192.3)
Dividends:							
Common — $1.33 per share	—	—	—	—	—	(414.5)	(414.5)
Preferred	—	—	—	—	—	(0.1)	(0.1)
Balance at December 31, 2001	$ 0.4	$310.5	$769.2	$ (4.5)	$(9.9)	$4,500.1	$5,565.8
Net income	—	—	—	—	—	924.3	924.3
Other comprehensive income, net of tax: (See Note 12)							
Unrealized holding gains on investments, net of reclassification adjustments	—	—	—	4.5	—	—	4.5
Foreign currency translation adjustment...........	—	—	—	—	3.0	—	3.0
Comprehensive income	—	—	—	4.5	3.0	924.3	931.8
Employee plans, net	—	0.6	16.7	—	—	—	17.3
Tax benefit for non-qualified stock options....................	—	—	2.7	—	—	—	2.7
Conversion of preferred stock	—	0.1	0.2	—	—	—	0.3
Present value of contract adjustment liability	—	—	(93.1)	—	—	—	(93.1)
Dividends:							
Common — $1.37 per share	—	—	—	—	—	(426.6)	(426.6)
Preferred	—	—	—	—	—	(0.1)	(0.1)
Balance at December 31, 2002	$ 0.4	$311.2	$695.7	$ —	$(6.9)	$4,997.7	$5,998.1

The accompanying notes are an integral part of these consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. Summary of Significant Accounting Policies:

Description of Business – ALLTEL Corporation (''ALLTEL'' or the ''Company''), a Delaware corporation, is a leading provider of communications and information services. The Company owns subsidiaries that provide wireless and wireline local, long-distance, network access and Internet services, and information processing management services and advanced application software. Telecommunications products are warehoused and sold by the Company's distribution subsidiary. A subsidiary also publishes telephone directories for affiliates and other independent telephone companies. (See Note 15 for additional information regarding ALLTEL's business segments.)

Basis of Presentation – ALLTEL prepares its consolidated financial statements in accordance with accounting principles generally accepted in the United States, which require management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses and disclosure of contingent assets and liabilities. The estimates and assumptions used in the accompanying consolidated financial statements are based upon management's evaluation of the relevant facts and circumstances as of the date of the financial statements. Actual results may differ from the estimates and assumptions used in preparing the accompanying consolidated financial statements and such differences could be material. The consolidated financial statements include the accounts of ALLTEL, its subsidiary companies, majority-owned partnerships and controlled business ventures. Investments in 20% to 50% owned entities and all unconsolidated partnerships are accounted for using the equity method. Investments in less than 20% owned entities and in which the Company does not exercise significant influence over operating and financial policies are accounted for under the cost method. All intercompany transactions, except those with certain affiliates described below, have been eliminated in the consolidated financial statements.

Service revenues consist of wireless access and network usage revenues, local service, network access, Internet access, long-distance and miscellaneous wireline operating revenues, information services' data processing and software maintenance revenues. Product sales primarily consist of the product distribution and directory publishing operations, information services' software licensing revenues and sales of communications and data processing equipment.

Cost of services include the costs related to completing calls over the Company's telecommunications network, including access, interconnection, toll and roaming charges paid to other wireless providers, as well as the costs to operate and maintain the network. Additionally, cost of services includes the costs to provide information services, bad debt expense and business taxes.

Reclassifications – Certain prior-year amounts have been reclassified to conform with the 2002 financial statement presentation, including the reclassification of the operating units of the Company's emerging communications businesses. In accordance with Statement of Financial Accounting Standards (''SFAS'') No. 131 ''Disclosures about Segments of an Enterprise and Related Information'', all prior period segment information has been restated to conform to this new financial reporting presentation. Under the new reporting presentation, ALLTEL's wireless segment consists of the Company's cellular, Personal Communications Services (''PCS'') and paging operations. The competitive local exchange carrier (''CLEC'') and Internet access operations have been combined with ALLTEL's incumbent local exchange carrier (''ILEC'') operations and reported as the wireline segment. The information services segment no longer includes services provided to ALLTEL affiliates. These affiliate services have been reported in the corresponding communications segments, and accordingly, information services operating results only reflect the Company's financial services business and non-affiliated telecommunications operations. All other segments, which include long-distance and network management services, communications products and directory publishing, have been reported together under a segment classification titled ''Communications Support Services''. These reclassifications did not affect consolidated operating income, net income or earnings per share reported by ALLTEL prior to January 1, 2002. To enhance comparability of the consolidated financial information presented, the Company also reclassified its intersegment revenues and expenses. As a result, both consolidated revenues and sales and operating expenses for 2001 and

2000 were reduced by $123.8 million and $120.6 million, respectively, for the portion of the information services previously billed to the wireline operations that were not eliminated pursuant to SFAS No. 71 "Accounting for the Effects of Certain Types of Regulation".

The Company also changed to a gross basis the reporting presentation for reimbursements of out-of-pocket expenses received from customers under terms of its information services agreements in accordance with Emerging Issues Task Force ("EITF") Issue No. 01-14 "Income Statement Characterization of Reimbursements Received for Out-of-Pocket Expenses Incurred". Previously, the Company netted these reimbursements against expenses incurred to provide data processing and consulting services and included the net amount in cost of services. Revenue and expense information prior to January 1, 2002 has been reclassified to conform to the new reporting presentation. As a result of this reclassification, both consolidated revenues and sales and operating expenses for 2001 and 2000 were increased by $30.5 million and $26.7 million, respectively. This change did not affect operating income or net income reported by the Company prior to January 1, 2002.

Regulatory Accounting – The Company's wireline subsidiaries, except for certain operations acquired in Kentucky in 2002 and Nebraska in 1999, follow the accounting for regulated enterprises prescribed by SFAS No. 71. This accounting recognizes the economic effects of rate regulation by recording costs and a return on investment as such amounts are recovered through rates authorized by regulatory authorities. Accordingly, SFAS No. 71 requires the Company's wireline subsidiaries to depreciate wireline plant over the useful lives approved by regulators, which could be different than the useful lives that would otherwise be determined by management. SFAS No. 71 also requires deferral of certain costs and obligations based upon approvals received from regulators to permit recovery of such amounts in future years. Criteria that would give rise to the discontinuance of SFAS No. 71 include (1) increasing competition restricting the wireline subsidiaries' ability to establish prices to recover specific costs and (2) significant changes in the manner in which rates are set by regulators from cost-based regulation to another form of regulation. The Company periodically reviews the criteria to determine whether the continuing application of SFAS No. 71 is appropriate.

Transactions with Certain Affiliates – ALLTEL Communications Products, Inc. sells equipment to wireline subsidiaries of the Company ($152.9 million in 2002, $108.3 million in 2001 and $165.2 million in 2000) as well as to other affiliated and non-affiliated communications companies and other companies in related industries. The cost of equipment sold to the wireline subsidiaries is included, principally, in wireline plant in the consolidated financial statements. ALLTEL Publishing Corporation ("ALLTEL Publishing") provides directory publishing services to the wireline subsidiaries ($80.2 million in 2002, $77.6 million in 2001 and $74.8 million in 2000). Wireline revenues and sales include directory royalties received from Publishing ($52.4 million in 2002, $50.0 million in 2001 and $49.8 million in 2000) and amounts billed to other affiliates ($87.3 million in 2002, $74.5 million in 2001 and $45.3 million in 2000) for interconnection and toll services. These intercompany transactions have not been eliminated because the revenues received from the affiliates and the prices charged by the communications products and directory publishing subsidiaries are included in the wireline subsidiaries' (excluding the acquired operations in Kentucky and Nebraska) rate base and/or are recovered through the regulatory process.

Advertising – Advertising costs are expensed as incurred. Advertising expense totaled $144.1 million in 2002, $157.6 million in 2001 and $128.8 million in 2000.

Cash and Short-term Investments – Cash and short-term investments consist of highly liquid investments with original maturities of three months or less.

Inventories – Inventories are stated at the lower of cost or market value. Cost is determined primarily using either an average original cost or first-in, first-out method of valuation. For wireless equipment, market is determined using replacement cost.

Goodwill and Other Intangible Assets – Goodwill represents the excess of cost over the fair value of net identifiable tangible and intangible assets acquired through various business combinations. The Company has acquired identifiable intangible assets through its acquisitions of interests in various wireless and wireline properties and information services companies. The cost of acquired entities at the date of the acquisition is allocated to identifiable assets and the excess of the total purchase price over the amounts assigned to identifiable assets is recorded as goodwill.

Effective January 1, 2002, the Company adopted SFAS No. 142 "Goodwill and Other Intangible Assets". This standard changed the accounting for goodwill and other indefinite-lived intangible assets from an amortization method to an impairment-only approach. As of January 1, 2002, ALLTEL ceased amortization of goodwill recorded in conjunction with past business combinations. In addition, the Company conducted a review of its other identifiable intangible assets and determined that its cellular and PCS licenses (the "wireless licenses") met the indefinite life criteria outlined in SFAS No. 142, because the Company expects both the renewal by the granting authorities and the cash flows generated from these intangible assets to continue indefinitely. Accordingly, ALLTEL also ceased amortization of the wireless licenses as of January 1, 2002. SFAS No. 142 requires intangible assets with indefinite lives to be tested for impairment on an annual basis, by comparing the fair value of the assets to their carrying amounts, with the initial impairment review completed during the first interim period following adoption of the standard. In the first quarter of 2002, ALLTEL completed the initial impairment review of its wireless licenses and determined that no write-down in the carrying value of these assets was required. The wireless licenses are operated as a single asset supporting the Company's wireless business, and accordingly were aggregated for purposes of testing impairment. The fair value of these intangible assets was determined based on the discounted cash flows of the wireless business segment. SFAS No. 142 also requires intangible assets with finite lives to be amortized over their estimated useful lives. ALLTEL determined that, with respect to its intangible assets with finite lives, primarily customer lists, no changes in the remaining useful lives of these assets were required.

In accordance with SFAS No. 142, goodwill is to be assigned to a company's reporting units and tested for impairment annually using a consistent measurement date, which for the Company is January 1st of each year. The impairment test for goodwill requires a two-step approach, which is performed at a reporting unit level. Step one of the test identifies potential impairments by comparing the fair value of a reporting unit to its carrying amount. Step two, which is only performed if the fair value of a reporting unit is less than its carrying value, calculates the impairment loss as the difference between the carrying amount of the reporting unit's goodwill and the implied fair value of that goodwill. During 2001, the Company determined its applicable reporting units and assigned goodwill to them. During 2002, ALLTEL completed step one of the initial impairment review of goodwill and determined that no write-down in the carrying value of goodwill for any of its reporting units was required. Fair value of the reporting units was determined utilizing a combination of the discounted cash flows of the reporting units and calculated market values of comparable public companies as determined by a third party appraiser. Prior to December 31, 2001, goodwill was amortized on a straight-line basis over its estimated useful life, which ranged from 7 to 40 years. Goodwill amortization amounted to $87.1 million in 2001 and $91.3 million in 2000.

The changes in the carrying amount of goodwill by business segment for the year ended December 31, 2002 were as follows:

(Millions)	Wireless	Wireline	Communications Support Services	Information Services	Total
Balance at December 31, 2001 ..	$2,430.9	$ 226.8	$2.3	$16.5	$2,676.5
Acquired during the period	1,088.8	1,020.9	—	9.3	2,119.0
Balance at December 31, 2002 ..	$3,519.7	$1,247.7	$2.3	$25.8	$4,795.5

Other intangible assets primarily consist of the cost of PCS licenses, cellular licenses, franchise rights and customer lists. The carrying value (cost less accumulated amortization through December 31, 2001) of indefinite-lived intangible assets other than goodwill no longer subject to amortization after January 1, 2002 were as follows at December 31:

(Millions)	2002	2001
Cellular licenses	$ 720.2	$506.2
PCS licenses	76.9	76.0
Franchise rights – wireline	265.0	—
	$1,062.1	$582.2

Prior to December 31, 2001, both the cellular licenses and PCS licenses were amortized on a straight-line basis over their estimated useful lives, which was 40 years. Amortization of the PCS licenses began upon commencement of the related operations. Amortization expense for intangible assets no longer subject to amortization after January 1, 2002 amounted to $13.6 million in 2001 and $1.0 million in 2000.

Intangible assets subject to amortization were as follows at December 31:

	2002		
(Millions)	Gross Cost	Accumulated Amortization	Net Carrying Value
Customer lists	$374.6	$(101.0)	$273.6
Franchise rights	22.5	(11.9)	10.6
Non-compete agreements	2.9	(2.7)	0.2
	$400.0	$(115.6)	$284.4

	2001		
(Millions)	Gross Cost	Accumulated Amortization	Net Carrying Value
Customer lists	$219.1	$(58.7)	$160.4
Franchise rights	22.5	(10.3)	12.2
Non-compete agreements	4.8	(4.0)	0.8
	$246.4	$(73.0)	$173.4

Intangible assets subject to amortization are amortized on a straight-line basis over their estimated useful lives, which are 5 to 10 years for customer lists, 15 years for franchise rights and 6 years for non-compete agreements. Amortization expense for intangible assets subject to amortization was $45.4 million in 2002, $38.3 million in 2001 and $2.7 million in 2000. Amortization expense for intangible assets subject to amortization is estimated to be $59.4 million in 2003, $59.1 million in 2004, $58.4 million in 2005, $39.8 million in 2006 and $23.1 million in 2007.

See Note 3 for a discussion of the significant acquisitions completed during 2002 that resulted in the recognition of goodwill and other intangible assets. The after-tax income before cumulative effect of accounting change, net income and earnings per share effects, assuming that the change in accounting to eliminate the amortization of goodwill and other indefinite-lived intangible assets was applied retroactively by class of indefinite-lived intangible asset, were as follows for the years ended December 31:

(Millions, except per share amounts)	2001	2000
Effects on income before cumulative effect of accounting change and net income:		
Income before cumulative effect of accounting change as reported	$1,047.5	$1,965.4
Goodwill amortization, net of tax	80.5	90.6
Cellular licenses amortization, net of tax	12.3	0.6
PCS licenses amortization, net of tax	0.3	0.4
Income before cumulative effect of accounting change as adjusted	1,140.6	2,057.0
Cumulative effect of accounting change	19.5	(36.6)
Net income as adjusted	$1,160.1	$2,020.4
Effects on basic earnings per share:		
Basic earnings per share before cumulative effect of accounting change as reported	$3.36	$6.25
Goodwill amortization, net of tax	.26	.29
Cellular licenses amortization, net of tax	.04	.01
PCS licenses amortization, net of tax	—	—
Basic earnings per share before cumulative effect of accounting change as adjusted	$3.66	$6.55
Cumulative effect of accounting change	.06	(.12)
Basic earnings per share as adjusted	$3.72	$6.43
Effects on diluted earnings per share:		
Diluted earnings per share before cumulative effect of accounting change as reported	$3.34	$6.20
Goodwill amortization, net of tax	.26	.29
Cellular licenses amortization, net of tax	.04	—
PCS licenses amortization, net of tax	—	—
Diluted earnings per share before cumulative effect of accounting change as adjusted	$3.64	$6.49
Cumulative effect of accounting change	.06	(.12)
Diluted earnings per share as adjusted	$3.70	$6.37

Investments – Investments in unconsolidated partnerships are accounted for using the equity method. Investments in equity securities are classified as available for sale and are recorded at fair value in accordance with SFAS No. 115, "Accounting for Certain Investments in Debt and Equity Securities". All other investments are accounted for using the cost method. Investments are periodically reviewed for impairment. If the carrying value of the investment exceeds its fair value and the decline in value is determined to be other-than-temporary, an impairment loss would be recognized for the difference. Investments were as follows at December 31:

(Millions)	2002	2001
Investments in unconsolidated partnerships	$275.1	$173.3
Equity securities	0.2	19.1
Other cost investments	52.1	59.2
	$327.4	$251.6

Investments in unconsolidated partnerships include the related excess of the purchase price paid over the underlying net book value of the wireless partnerships. Prior to January 1, 2002, the excess cost was amortized on a straight-line basis over periods up to 40 years. As of December 31, 2002 and 2001, the carrying value (cost less accumulated amortization through December 31, 2001) of excess cost included in investments was $21.3 million and $21.0 million, respectively. Amortization expense was $0.5 million in 2001 and $2.9 million in 2000 and was included in equity earnings in unconsolidated partnerships in the accompanying consolidated statements of income.

Property, Plant and Equipment – Property, plant and equipment are stated at original cost. Wireless plant consists of cell site towers, switching, controllers and other radio frequency equipment. Wireline plant consists of aerial and underground cable, conduit, poles, switches and other central office and transmission-related equipment. Information services plant consists of data processing equipment, purchased software and capitalized internal use software costs. Other plant consists of furniture, fixtures, vehicles, machinery and equipment. The costs of additions, replacements and substantial improvements are capitalized, while the costs of maintenance and repairs are expensed as incurred. For the Company's non-regulated operations, when depreciable plant is retired or otherwise disposed of, the related cost and accumulated depreciation are deducted from the plant accounts, with the corresponding gain or loss reflected in operating results. The Company's wireline subsidiaries utilize group composite depreciation. Under this method, when plant is retired, the original cost, net of salvage value, is charged against accumulated depreciation, and no gain or loss is recognized on the disposition of the plant.

Depreciation expense amounted to $1,043.0 million in 2002, $943.2 million in 2001 and $824.8 million in 2000. Depreciation for financial reporting purposes is computed using the straight-line method over the following estimated useful lives:

	Depreciable Lives
Buildings and improvements	5-50 years
Wireline	7-58 years
Wireless	5-20 years
Information services	3-10 years
Other	3-25 years

The Company capitalizes interest in connection with the acquisition or construction of plant assets. Capitalized interest is included in the cost of the asset with a corresponding reduction in interest expense. Capitalized interest amounted to $15.9 million in 2002, $20.4 million in 2001 and $18.2 million in 2000.

Impairment of Long-Lived Assets – Long-lived assets and intangible assets subject to amortization are reviewed for impairment whenever events or changes in circumstances indicate that the carrying value of the asset may not be recoverable from future, undiscounted net cash flows expected to be generated by the asset. If the asset is not fully recoverable, an impairment loss would be recognized for the difference between the carrying value of the asset and its estimated fair value based on discounted net future cash flows or quoted market prices. Assets to be disposed of that are not classified as discontinued operations are reported at the lower of their carrying amount or fair value less cost to sell.

Capitalized Software Development Costs – For the Company's information services operations, research and development expenditures related to internally developed computer software are charged to expense as incurred. Software development costs incurred in the application development stage of internal use software are capitalized and recorded in plant in the accompanying consolidated balance sheets. The development costs of software to be marketed are charged to expense until technological feasibility is established. After that time, the remaining software development costs are capitalized and recorded in other assets in the accompanying consolidated balance sheets. Total capitalized software development costs were as follows at December 31:

(Millions)	2002	2001
Capitalized software development costs	$972.8	$902.4
Accumulated amortization	(526.7)	(437.7)
Capitalized software development costs, net	$446.1	$464.7

Amortization of the capitalized amounts is computed on a product-by-product basis using the straight-line method over the remaining estimated economic life of the product, generally three to six years for software to be marketed. Internal use software is amortized over periods ranging from three to ten years. Amortization expense amounted to $90.2 million in 2002, $85.5 million in 2001 and $68.6 million in 2000. The Company periodically evaluates the carrying value of capitalized software development costs to be marketed. If the net realizable value of the capitalized software development costs is less than its carrying value, an impairment loss is recognized for the difference. The determination of net realizable value requires considerable judgment by management with respect to certain external factors, including, but not limited to, expected future revenues generated by the software, the estimated economic life of the software and changes in software and hardware technologies. Accordingly, it is reasonably possible that estimates of expected future revenues generated by the software, the remaining economic life of the software, or both, could be reduced in the near term, materially affecting the carrying value of capitalized software development costs.

Derivative Instruments – The Company uses derivative instruments to obtain a targeted mixture of variable and fixed-interest-rate long-term debt, such that the portion of debt subject to variable rates does not exceed 30 percent of the Company's total long-term debt outstanding. The Company has established policies and procedures for risk assessment and the approval, reporting and monitoring of derivative instrument activities. Derivative instruments are entered into for periods consistent with the related underlying exposure and are not entered into for trading or speculative purposes. The Company has entered into interest rate swap agreements and designated these derivatives as fair value hedges. In accordance with SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities", the interest rate swaps are recorded as assets or liabilities in the consolidated balance sheets at fair value, with changes in the fair value of the derivative and of the underlying hedged item attributable to the hedged risk recognized in earnings. Settlements of the interest rate swap agreements are recorded as adjustments to interest expense in the consolidated statements of income when paid or received. In the event a designated hedged item is sold, extinguished or matures prior to the termination of the related derivative instrument, the derivative instrument would be closed and the resulting gain or loss would be recognized in income.

Preferred Stock – Cumulative preferred stock is issuable in series. The Board of Directors is authorized to designate the number of shares and fix the terms. There are 50.0 million shares of no par value cumulative non-voting preferred stock and 50.0 million shares of $25 par value voting cumulative preferred stock authorized. Two series of no par value preferred stock, Series C and Series D, were outstanding at December 31, 2002 and 2001. There were no shares of $25 par value preferred stock outstanding at December 31, 2002 and 2001. The Series C non-redeemable preferred shares are convertible into 5.963 shares of ALLTEL common stock. The Series D redeemable preferred shares are convertible at any time prior to redemption into 5.486 shares of ALLTEL common stock. The Series D shares may be redeemed at the option of the Company or the holder at the $28 per share stated value. There were 36,221 shares and 44,881 shares of Series D stock outstanding at December 31, 2002 and 2001, respectively. The outstanding Series D stock of $1.0 million and $1.3 million at December 31,

2002 and 2001, respectively, is included in other liabilities in the accompanying consolidated balance sheets. During 2002, $243,000 of Series D stock was converted into ALLTEL common stock compared to $150,000 in 2001 and $84,000 in 2000.

Unrealized Holding Gain (Loss) on Investments – Equity securities of certain publicly traded companies owned by the Company have been classified as available-for-sale and are reported at fair value, with cumulative unrealized gains and losses reported, net of tax, as a separate component of shareholders' equity. The Company had unrealized gains (losses), net of tax, on investments in equity securities of $(4.5) million and $9.7 million at December 31, 2001 and 2000, respectively. The unrealized gains (losses), including the related tax impact, are non-cash items, and accordingly, have been excluded from the accompanying consolidated statements of cash flows.

Foreign Currency Translation Adjustment – For the Company's foreign subsidiaries, assets and liabilities are translated from the applicable local currency to U.S. dollars using the current exchange rate as of the balance sheet date. Revenue and expense accounts are translated using the weighted average exchange rate in effect during the period. The resulting translation gains or losses are recorded as a separate component of shareholders' equity.

Revenue Recognition – Communications revenues are primarily derived from usage of the Company's networks and facilities. Wireless access and wireline local access revenues are recognized over the period that the corresponding services are rendered to customers. Revenues derived from other telecommunications services, including interconnection, long-distance and custom calling feature revenues are recognized monthly as services are provided. Sales of communications products including wireless handsets and accessories represent a separate earnings process and are recognized when products are delivered and accepted by customers. For transactions involving both the activation of service and the sale of equipment, the Company recognizes revenues as follows: (1) Fees assessed to communications customers to activate service are deferred and recognized over the expected life of the customer relationship, which is generally three years. Direct incremental customer acquisition costs incurred in the activation of service are deferred up to the amount of the related revenues. Costs in excess of the deferred activation revenues are expensed as incurred. (2) Handset revenue and the related cost are recognized at the point of sale, because the handset sale represents a separate earnings process from the service.

Information services revenues are recognized in accordance with AICPA Statement of Position ("SOP") 97-2 "Software Revenue Recognition" and SOP 98-9 "Modification of SOP 97-2, Software Revenue Recognition, With Respect to Certain Transactions". Data processing revenues are recognized as services are performed. Revenue and incremental direct costs related to professional services implementation are deferred and recognized over the term of the data processing agreement. Software licensing fees are recognized when a contract exists, the fee is fixed or determinable, software delivery has occurred and collection of the receivable is probable. Software maintenance revenue is recognized ratably over the maintenance period. Certain arrangements involve the licensing of software with rights to receive replacement products and releases, as well as maintenance services. For software arrangements involving multiple elements, maintenance services are recognized ratably over the maintenance term at an amount equal to vendor-specific objective evidence ("VSOE") of fair value established through substantive renewal rates. If VSOE of fair value for maintenance does not exist, then the entire arrangement fee is recognized in revenue equally over the maintenance period. Services not essential to the functionality of the software are recognized in revenue as the services are provided in a value equal to VSOE established through the pricing of such services when sold separately. License fees are recognized under the residual method in accordance with SOP 98-9 after deferral of all of the above elements has occurred by reference to their respective VSOE of fair value. When the arrangement with the customer includes significant production, modification or customization of the software, the Company uses contract accounting, as required by SOP 97-2. The Company uses the multiple element accounting required by SOP 97-2 and accounts for certain elements of the arrangement separately as the services are performed based on the element's VSOE of fair value (i.e., maintenance and certain other services). For the one or more elements accounted for under SOP 81-1 "Accounting for Performance of Construction-Type and Certain Production-Type Contracts", the Company uses the percentage-of-completion method. Under this method, revenue and profit are recognized throughout the term of the contract, based upon estimates of the total costs to be incurred and revenues to be generated throughout the term of the contract. Changes in estimates for revenues, costs and profits are recognized in the period in which they are determinable. When such estimates indicate that costs will exceed future revenues and a loss on the contract exists, a provision for the entire loss is then recognized. Due to the uncertainty of these estimates, it is reasonably possible that these estimates could change in the near term and the change could be material to the accompanying consolidated financial statements.

Directory publishing and advertising revenues along with the related costs are recognized by ALLTEL Publishing upon initial distribution of the directories, because ALLTEL Publishing has no secondary delivery obligation to non-affiliated companies and the secondary delivery obligation to affiliates is not significant. The royalties paid by ALLTEL Publishing to the Company's wireline subsidiaries are recognized as revenue over the life of the corresponding contract, which is generally twelve months. For all other operations, revenue is recognized when products are delivered and accepted by customers or when services are rendered to customers in accordance with contract terms.

Included in accounts receivable are unbilled receivables of $217.2 million and $217.1 million at December 31, 2002 and 2001, respectively. Included in these unbilled receivables are amounts totaling $28.9 million and $36.3 million at December 31, 2002 and 2001, respectively, which represent costs and estimated earnings in excess of billings related to information services contracts accounted for under the percentage-of-completion method, as discussed above.

Income Taxes – Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax balances are adjusted to reflect tax rates, based on currently enacted tax laws, which will be in effect in the years in which the temporary differences are expected to reverse. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in the results of operations in the period that includes the enactment date. For the Company's regulated operations, the adjustment in deferred tax balances for the change in tax rates is reflected as regulatory assets or liabilities. These regulatory assets and liabilities are amortized over the lives of the related depreciable asset or liability concurrent with recovery in rates. A valuation allowance is recorded to reduce the carrying amounts of deferred tax assets unless it is more likely than not that such assets will be realized.

Stock-Based Compensation – The Company's stock-based compensation plans are more fully discussed in Note 6. The Company accounts for these plans under the recognition and measurement principles of Accounting Principles Board ("APB") Opinion No. 25, "Accounting for Stock Issued to Employees" and related Interpretations. For fixed stock options granted under these plans, the exercise price of the option equals the market value of ALLTEL's common stock on the date of grant. Accordingly, ALLTEL does not record compensation expense for any of the fixed stock options granted. For performance-based options, compensation expense was recognized over the expected vesting period of the options and was adjusted for changes in the number of options expected to vest and the market value of ALLTEL's common stock. Compensation expense (credit) for the performance-based options amounted to $(2.3) million in 2001 and $0.2 million in 2000.

The following table illustrates the effects on net income and earnings per share had the Company applied the fair value recognition provisions of SFAS No. 123, ''Accounting for Stock-Based Compensation'', to its stock-based employee compensation plans for the years ended December 31:

(Millions, except per share amounts)	2002	2001	2000
Net income as reported	$924.3	$1,067.0	$1,928.8
Deduct stock-based employee compensation expense determined under fair value method for all awards, net of related tax effects	(31.1)	(26.8)	(18.9)
Pro forma net income	$893.2	$1,040.2	$1,909.9
Basic earnings per share:			
As reported	$2.97	$3.42	$6.13
Pro forma	$2.87	$3.34	$6.07
Diluted earnings per share:			
As reported	$2.96	$3.40	$6.08
Pro forma	$2.86	$3.32	$6.02

The pro forma amounts presented above may not be representative of the future effects on reported net income and earnings per share, since the pro forma compensation expense is allocated over the periods in which options become exercisable, and new option awards may be granted each year.

Earnings Per Share – Basic earnings per share of common stock was computed by dividing net income applicable to common shares by the weighted average number of common shares outstanding during each year. Diluted earnings per share reflects the potential dilution that could occur assuming conversion or exercise of all unexercised stock options and outstanding preferred stock. Options to purchase approximately 13.8 million, 9.6 million and 8.3 million shares of common stock at December 31, 2002, 2001 and 2000, respectively, were excluded from the computation of diluted earnings per share because the effect of including them was anti-dilutive.

A reconciliation of the net income and numbers of shares used in computing basic and diluted earnings per share was as follows for the years ended December 31:

(Millions, except per share amounts)	2002	2001	2000
Basic earnings per share:			
Income before cumulative effect of accounting change...........	$924.3	$1,047.5	$1,965.4
Preferred dividends	0.1	0.1	0.1
Net income applicable to common shares before cumulative effect of accounting change	$924.2	$1,047.4	$1,965.3
Weighted average common shares outstanding for the year	311.0	311.4	314.4
Basic earnings per share before cumulative effect of accounting change..	$2.97	$3.36	$6.25
Diluted earnings per share:			
Net income applicable to common shares before cumulative effect of accounting change	$924.2	$1,047.4	$1,965.3
Adjustment for convertible preferred stock dividends	0.1	0.1	0.1
Net income applicable to common shares before cumulative effect of accounting change and assuming conversion of preferred stock	$924.3	$1,047.5	$1,965.4
Weighted average common shares outstanding for the year	311.0	311.4	314.4
Increase in shares, which would result from the assumed:			
Exercise of stock options	1.0	1.8	2.4
Conversion of convertible preferred stock	0.3	0.3	0.4
Weighted average common shares, assuming conversion of the above securities	312.3	313.5	317.2
Diluted earnings per share before cumulative effect of accounting change..	$2.96	$3.34	$6.20

As more fully discussed in Note 5, the Company issued equity units in 2002, which obligates the holder to purchase ALLTEL common stock on May 17, 2005. Prior to the issuance of shares of ALLTEL common stock upon settlement of the purchase contracts, the equity units will be reflected in the diluted earnings per share calculations using the treasury stock method. Under this method, the number of shares of common stock used in calculating diluted earnings per share is increased by the excess, if any, of the number of shares issuable upon settlement of the purchase contracts over the number of shares that could be purchased by ALLTEL in the market, at the average market price during the period, using the proceeds received upon settlement. The Company anticipates that there will be no dilutive effect on its earnings per share related to the equity units, except during periods when the average market price of a share of ALLTEL common stock is above the threshold appreciation price of $60.39. Because the average market price of ALLTEL's common stock during the year ended December 31, 2002, was below this threshold appreciation price, the shares issuable under the purchase contract component of the equity units were excluded from the diluted earnings per share calculation for 2002.

Recent Accounting Pronouncements – In June 2001, the FASB issued SFAS No. 143 ''Accounting for Asset Retirement Obligations''. SFAS No. 143 will apply to fiscal years beginning after June 15, 2002, and will address financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. This standard applies to legal obligations associated with the retirement of long-lived assets that result from the acquisition, construction, development or normal use of the assets and requires that a liability for an asset retirement obligation be recognized when incurred, recorded at fair value and classified as a liability in the balance sheet. When the liability is initially recorded, the entity will capitalize the cost and increase the carrying value of the related long-lived asset. The liability is then accreted to its present value each period and the capitalized cost is depreciated over the estimated useful life of the related asset. At the settlement date, the entity will settle the obligation for its recorded amount or recognize a gain or loss upon settlement.

The Company has evaluated the effects of SFAS No. 143 on its operations and has determined that for telecommunications and other operating facilities in which the Company owns the underlying land, ALLTEL has no contractual or legal obligation to remediate the property if the Company were to abandon, sell or otherwise dispose of those facilities. For the Company's leased non-wireline telecommunications and operating facilities, primarily consisting of cell sites, office and retail store locations, ALLTEL has determined that the adoption of SFAS No. 143 will not have a material impact on its consolidated financial statements.

In accordance with federal and state regulations, depreciation expense for the Company's wireline operations have historically included an additional provision for cost of removal. Effective with the adoption of SFAS No. 143, the additional cost of removal provision will no longer be included in depreciation expense, because it does not meet the recognition and measurement principles of an asset retirement obligation under SFAS No. 143. On December 20, 2002, the FCC notified wireline carriers that they should not adopt the provisions of SFAS No. 143 unless specifically required by the FCC in the future. As a result of the FCC ruling, the Company will continue to record a regulatory liability for cost of removal for its wireline subsidiaries that follow SFAS No. 71 accounting. For the acquired Kentucky and Nebraska wireline operations not subject to SFAS No. 71, effective January 1, 2003, the Company will cease recognition of the cost of removal provision in depreciation expense and eliminate the cumulative cost of removal included in accumulated depreciation. The cumulative effect of retroactively applying these changes to periods prior to January 1, 2003, will result in a non-cash pretax credit of approximately $34.0 million.

In June 2002, the FASB issued SFAS No. 146 "Accounting for Costs Associated with Exit or Disposal Activities". SFAS No. 146 requires that a liability for a cost that is associated with an exit or disposal activity be recognized when the liability is incurred. Costs typically associated with exit or disposal activities include employee termination costs, contract cancellation provisions and relocation costs. This standard nullifies the guidance of Emerging Issues Task Force ("EITF") Issue No. 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)". SFAS No. 146 also establishes that fair value is the objective for the initial measurement of the liability. SFAS No. 146 will be effective for exit or disposal activities that are initiated after December 31, 2002. The Company does not believe that the adoption of SFAS 146 will have a material impact on its consolidated financial statements.

In December 2002, the FASB issued SFAS No. 148 "Accounting for Stock-Based Compensation – Transition and Disclosure, an Amendment of FASB Statement No. 123". SFAS No. 148 provides alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation prescribed by SFAS No. 123. SFAS No. 148 also amends the disclosure requirements of SFAS No. 123 to require disclosure in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. As the Company continues to account for stock-based employee compensation using the intrinsic value method under APB Opinion No. 25, the Company, as required, has only adopted the revised disclosure requirements of SFAS No. 148 as of December 31, 2002. (See "Stock-Based Compensation" section of Note 1.)

In November 2002, the FASB issued FASB Interpretation No. 45 ("FIN 45"), "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others". FIN 45 requires that upon issuance of a guarantee, a guarantor must recognize a liability for the fair value of an obligation assumed under a guarantee. FIN 45 also requires additional disclosures by a guarantor in its interim and annual financial statements about the obligations associated with guarantees issued. The recognition provisions of FIN 45 are effective for guarantees issued after December 31, 2002, while the disclosure requirements were effective for financial statements for periods ending after December 15, 2002. At December 31, 2002, the Company had not entered into any material arrangement that would be subject to the disclosure requirements of FIN 45. ALLTEL does not believe that the adoption of FIN 45 will have a material impact on its consolidated financial statements.

In November 2002, the EITF reached a consensus on Issue 00-21 "Accounting for Revenue Arrangements With Multiple Deliverables". The guidance in Issue 00-21 is effective for revenue arrangements entered into in fiscal years beginning after June 15, 2003. Issue 00-21 addresses the accounting by a vendor for arrangements under which it will perform multiple revenue-generating activities. Specifically, Issue 00-21 addresses how to determine whether an arrangement involving multiple deliverables contains one or more units of accounting and how arrangement consideration should be measured and allocated to the separate units of accounting. The Company is currently assessing the expected impact of applying the guidance in Issue 00-21 to its communications and information services operations.

2. Cumulative Effect of Accounting Change:

In the second quarter of 2001, the Company changed its method of accounting for the defined benefit pension plan of a subsidiary acquired in 1999 to conform with the accounting principles followed by the ALLTEL Pension Plan (the "ALLTEL Plan"), a defined benefit pension plan covering substantially all employees working in the Company's communications and corporate operations. The change in accounting was completed in conjunction with the Company's decision to conform future benefits earned under the subsidiary's plan with the ALLTEL Plan, effective June 1, 2001. The change in accounting, retroactive to January 1, 2001, affected both the computation and amortization of unrecognized actuarial gains and losses for purposes of calculating annual pension cost related to the subsidiary's pension plan. The change included modifying the method by which the market-related value of plan assets was determined from a calculated five-year average to actual fair value. In addition, unrecognized actuarial gains or losses that exceed 17.5% of the greater of the projected benefit obligation or market-related value of plan assets are amortized on a straight-line basis over five years. Unrecognized actuarial gains and losses below the 17.5% corridor are amortized over the average remaining service life of active plan participants (approximately 13 years).

Under the method previously followed by the subsidiary's plan, only unrecognized actuarial gains and losses in excess of 10% of the greater of the projected benefit obligation or market-related value of plan assets were amortized over the average remaining service life of active plan participants. The Company believes the changes in computing the market-related value of plan assets and accelerating the amortization periods are preferable because these changes result in more timely recognition of actuarial gains and losses in computing annual pension cost related to the subsidiary's pension plan, and achieve consistency with the ALLTEL Plan. Effective January 1, 2002, the subsidiary's plan was merged into the ALLTEL Plan. The effect of these changes in 2001 was to increase pension income by $1.7 million and income before cumulative effect of accounting change by $1.0 million. The cumulative effect of retroactively applying these changes to periods prior to 2001 resulted in a one-time non-cash credit of $19.5 million, net of income tax expense of $13.0 million, and is included in net income for the year ended December 31, 2001.

Effective January 1, 2000, the Company changed its method of recognizing wireless access revenues and certain customer activation fees to conform its revenue recognition policies to the requirements of the Securities and Exchange Commission's Staff Accounting Bulletin No.101, "Revenue Recognition in Financial Statements". In prior years, the Company recognized monthly non-refundable wireless access revenues when billed in accordance with contractual arrangements with customers. With the change, the Company now recognizes wireless access revenues over the period in which the corresponding services are provided. Because the Company bills its customers on a cycle basis throughout the month, this change in accounting resulted in the continuous deferral of approximately 15 days of wireless access revenue. In addition, certain fees assessed to communications customers to activate service were previously recognized when billed. With the change in accounting, the

Company now recognizes these fees over the expected life of the customer. The effect of these changes in revenue recognition for 2000 was to decrease income before cumulative effect of accounting change by $4.6 million, or $.01 per share. The cumulative effect of retroactively applying this change in accounting principle to periods prior to 2000 resulted in a one-time non-cash charge of $36.6 million, net of income tax benefit of $23.3 million, and is included in net income for the year ended December 31, 2000.

3. Acquisitions:

On August 1, 2002, ALLTEL purchased substantially all of the wireless assets owned by CenturyTel, Inc. ("CenturyTel") for approximately $1.59 billion in cash. In this transaction, ALLTEL added properties representing approximately 8.3 million POPs, or potential customers, and acquired approximately 762,000 wireless customers, minority partnership interests in cellular operations representing approximately 1.8 million proportionate POPs and PCS licenses covering 1.3 million POPs in Wisconsin and Iowa. The accompanying consolidated financial statements include the accounts and results of operations of the acquired wireless properties from the date of acquisition. During the third quarter of 2002, the Company completed the purchase price allocation of this acquisition based upon the appraised fair values of the property, plant and equipment and identifiable intangible assets acquired. The excess of the aggregate purchase price over the fair market value of the tangible net assets acquired of $1.38 billion was assigned to customer list, cellular licenses and goodwill. The customer list recorded in connection with this transaction is being amortized on a straight-line basis over its estimated useful life of six years. The cellular licenses are classified as indefinite-lived intangible assets and are not subject to amortization. Of the total amount assigned to goodwill, approximately $481.0 million is expected to be deductible for income tax purposes.

On August 1, 2002, ALLTEL also completed the purchase of local telephone properties in the state of Kentucky from Verizon Communications, Inc. ("Verizon") for approximately $1.93 billion in cash. In this transaction, ALLTEL added approximately 589,000 wireline customers. The accompanying consolidated financial statements include the accounts and results of operations of the acquired wireline properties from the date of acquisition. During the fourth quarter of 2002, the Company completed the purchase price allocation of this acquisition based upon the appraised fair values of the property, plant and equipment and identifiable intangible assets acquired. The excess of the aggregate purchase price over the fair market value of the tangible net assets acquired of $1.34 billion was assigned to customer list, franchise rights and goodwill. The customer list recorded in connection with this transaction is being amortized on a straight-line basis over its estimated useful life of ten years. The franchise rights are classified as indefinite-lived intangible assets and are not subject to amortization. Of the total amount assigned to goodwill, approximately $1.0 billion is expected to be deductible for income tax purposes.

During 2002, ALLTEL also purchased a wireline property in Georgia, acquired additional ownership interests in wireless properties in Arkansas, Louisiana and Texas and purchased two privately held companies serving the financial services industry. In connection with these acquisitions, the Company paid $45.3 million in cash and assigned the excess of the aggregate purchase price over the fair market value of the tangible net assets acquired of $40.4 million to goodwill.

The following table summarizes the fair value of the assets acquired and liabilities assumed for the various business combinations completed during 2002:

(Millions)	Acquired from			Combined Totals
	Century Tel	Verizon	Other	
Assets acquired:				
Current assets	$ 57.2	$ 38.0	$ 1.7	$ 96.9
Investments	79.5	—	—	79.5
Property, plant and equipment	192.9	608.6	11.3	812.8
Goodwill	1,075.5	1,003.1	40.4	2,119.0
Cellular licenses	214.0	—	—	214.0
Franchise rights	—	265.0	—	265.0
Customer list	89.0	67.6	—	156.6
Other assets	0.4	—	3.0	3.4
Total assets acquired	1,708.5	1,982.3	56.4	3,747.2
Liabilities assumed:				
Current liabilities	(55.6)	(44.6)	(2.0)	(102.2)
Long-term debt	—	—	(9.1)	(9.1)
Other liabilities	(57.6)	(9.0)	—	(66.6)
Total liabilities assumed	(113.2)	(53.6)	(11.1)	(177.9)
Net cash paid	$1,595.3	$1,928.7	$ 45.3	$3,569.3

The purchase price paid for the CenturyTel and Verizon transactions discussed above was based on estimates of future cash flows of the properties acquired. The purchase of wireless properties from CenturyTel expanded the Company's wireless footprint into new markets across Arkansas, Louisiana, Michigan, Mississippi, Texas and Wisconsin. Similarly, the wireline properties acquired from Verizon overlap ALLTEL's existing wireless service in northeastern Kentucky. ALLTEL paid a premium (i.e., goodwill) over the fair value of the net tangible and identified intangible assets acquired for a number of reasons, including but not limited to the following: First, the scale and scope of ALLTEL's entire communications business was enhanced by the addition of the combined 1,351,000 geographically clustered communications customers. As a result, fixed operations cost will be spread over a larger base and very little incremental overhead will be added. Second, in the wireless properties acquired from CenturyTel, ALLTEL should realize, over time, accelerated customer growth and higher average revenue per customer as a result of the Company's higher revenue national rate plans. Finally, the wireline operations in Kentucky generated a lower operating margin than ALLTEL's wireline business primarily due to cost structure differences. ALLTEL believes, over time, that the Company can improve the margins in the newly acquired Kentucky operations to be more in line with the margins in its existing wireline operations.

On October 3, 2000, ALLTEL purchased wireless properties in Louisiana from SBC Communications, Inc. ("SBC"). In connection with this transaction, ALLTEL paid SBC $387.6 million in cash and acquired approximately 150,000 wireless customers and 300,000 paging customers. The accompanying consolidated financial statements include the accounts and results of operations of the acquired wireless properties from the date of acquisition.

In 2000, ALLTEL, Bell Atlantic Corporation ("Bell Atlantic") and GTE Corporation ("GTE") exchanged wireless properties in 13 states. On Apri l3, 2000, ALLTEL completed the exchange of wireless properties with Bell Atlantic in five states, acquiring operations in Arizona, New Mexico and Texas and divesting operations in Nevada and Iowa. In addition to the exchange of wireless assets, ALLTEL also paid Bell Atlantic $624.3 million in cash to complete this transaction. On June 30, 2000, ALLTEL completed the remaining wireless property exchanges with Bell Atlantic and GTE, acquiring operations in Florida, Ohio, South Carolina and Alabama, while divesting operations in Illinois, Indiana, New York and Pennsylvania. ALLTEL also transferred to Bell Atlantic or GTE certain of its minority investments in unconsolidated wireless properties. In connection with the

transfer of the remaining wireless assets, ALLTEL received $216.9 million in cash and prepaid vendor credits of $199.6 million and assumed long-term debt of $425.0 million. ALLTEL accounted for these exchange transactions as purchase business combinations, and accordingly, the accompanying consolidated financial statements include the accounts and results of operations of the acquired properties from the applicable dates of acquisition. In 2001, the Company recorded the final purchase price allocation related to wireless property acquisitions with Bell Atlantic, GTE and SBC. Amortization of the customer lists, cellular licenses and goodwill was recorded on a straight-line basis over 6, 40 and 25 years, respectively.

The following unaudited pro forma consolidated results of operations of the Company for the years ended December 31, 2002 and 2001 assume that the acquisition of wireless properties from CenturyTel and the acquisition of wireline properties from Verizon were completed as of January 1, 2001. The unaudited pro forma consolidated results of operations of the Company for the year ended December 31, 2000 assume that the wireless property exchanges with Bell Atlantic and GTE were completed as of January 1, 2000:

(Millions, except per share amounts)	2002	2001	2000
Revenues and sales	$8,473.8	$8,370.9	$7,265.4
Income before cumulative effect of accounting change	$ 997.7	$1,091.0	$1,090.0
Earnings per share before cumulative effect of accounting change:			
Basic	$3.21	$3.50	$3.47
Diluted	$3.19	$3.48	$3.44
Net income	$ 997.7	$1,110.5	$1,053.4
Earnings per share:			
Basic	$3.21	$3.56	$3.35
Diluted	$3.19	$3.54	$3.32

The pro forma amounts represent the historical operating results of the properties acquired from CenturyTel, Verizon, Bell Atlantic and GTE with appropriate adjustments that give effect to depreciation and amortization and interest expense. The pretax gain of $1,345.5 million (net of related tax expense of $565.9 million) recognized by ALLTEL in 2000 related to the wireless property exchanges with Bell Atlantic and GTE (see Note 10) has been excluded from the pro forma net income and earnings per share amounts presented. The effects of the other non-acquisition related items discussed in Notes 9 and 10 are included in the pro forma amounts presented above. The pro forma amounts are not necessarily indicative of the operating results that would have occurred if the acquired properties had been operated by ALLTEL during the periods presented. In addition, the pro forma amounts do not reflect potential cost savings related to full network optimization and the redundant effect of selling, general and administrative expenses.

Operating results of the wireless properties divested in the transactions with Bell Atlantic and GTE included in the Company's consolidated results of operations for the year ended December 31, 2000 were as follows:

(Millions)	
Revenues and sales	$216.5
Operating income	$ 73.1

During 2000, the Company also acquired the remaining ownership interests in wireless properties in Florida and Georgia in which ALLTEL already owned a controlling interest. Additionally, the Company purchased two privately held companies serving the financial services industry. In connection with these acquisitions, the Company paid $28.1 million in cash and issued approximately 730,000 shares of ALLTEL common stock. The following table summarizes the assets acquired, liabilities assumed, common stock issued and assets exchanged, reflecting the final purchase price adjustments, for the various business combinations completed during 2000:

| | Acquired from | | | | |
(Millions)	Bell Atlantic	GTE	SBC	Other	Combined Totals
Fair value of assets acquired	$ 332.3	$ 596.8	$ 70.2	$ 18.7	$ 1,018.0
Goodwill	487.3	629.4	162.3	70.0	1,349.0
Cellular licenses	175.0	273.0	61.0	—	509.0
Customer lists	51.0	134.0	27.0	—	212.0
Net deferred tax assets (liabilities) established on acquired assets	38.5	(25.9)	98.1	—	110.7
Liabilities assumed	—	(425.0)	(31.0)	(2.6)	(458.6)
Common stock issued	—	—	—	(58.0)	(58.0)
Fair value of assets exchanged	(459.8)	(1,399.2)	—	—	(1,859.0)
Net cash paid (received)	$ 624.3	$ (216.9)	$387.6	$ 28.1	$ 823.1

In connection with the acquisitions discussed above, the Company recorded integration expenses and other charges in 2002 and 2000. (See Note 9.)

4. Financial Instruments and Investments:

The carrying amount of cash and short-term investments approximates fair value due to the short maturities of the instruments. The fair values of the Company's investments, long-term debt, redeemable preferred stock and interest rate swaps were as follows at December 31:

| | 2002 | | 2001 | |
(Millions)	Fair Value	Carrying Amount	Fair Value	Carrying Amount
Investments	$ 327.4	$ 327.4	$ 251.6	$ 251.6
Long-term debt	$7,379.1	$6,640.8	$3,955.7	$3,913.1
Redeemable preferred stock	$ 10.1	$ 1.0	$ 15.2	$ 1.3
Interest rate swaps	$ 105.2	$ 105.2	$ 6.0	$ 6.0

The fair value of investments was based on quoted market prices and the carrying value of investments for which there were no quoted market prices. The fair value of long-term debt, including current maturities, was estimated based on the overall weighted rates and maturities of the Company's long-term debt compared to rates and terms currently available in the long-term financing markets. The fair value of the redeemable preferred stock was estimated based on the conversion of the Series D convertible redeemable preferred stock to common stock of the Company. Fair values of the interest rate swaps were based on quoted market prices. There was no material impact to earnings due to hedge ineffectiveness for the interest rate swaps designated as fair value hedges. The fair value of all other financial instruments was estimated by management to approximate carrying value.

5. Debt:

Long-term debt was as follows at December 31:

(Millions)	2002	2001
Debentures and notes, without collateral,		
Weighted rate 7.4% in 2002 and 7.3% in 2001		
Weighted maturity 11 years in 2002 and 9 years in 2001	$4,853.5	$3,383.4
Equity unit notes,		
Weighted rate 6.3% in 2002		
Weighted maturity 4 years in 2002	1,385.0	—
Commercial paper borrowings,		
Weighted rate 1.4% in 2002 and 2.2% in 2001		
Weighted maturity 3 years in 2002 and 4 years in 2001	25.0	230.1
Rural Telephone Bank and Federal Financing Bank notes,		
Weighted rate 6.7% in 2002 and 2001		
Weighted maturity 13 years in 2002 and 14 years in 2001	198.7	210.6
Rural Utilities Service notes,		
Weighted rate 4.9% in 2002 and 2001		
Weighted maturity 13 years in 2002 and 14 years in 2001	54.6	59.3
First mortgage bonds and collateralized notes,		
Weighted rate 6.8% in 2002 and 6.7% in 2001		
Weighted maturity 2 years in 2002 and 3 years in 2001	14.9	19.1
Industrial revenue bonds,		
Weighted rate 3.0% in 2002 and 6.1% in 2001		
Weighted maturity 5 years in 2002 and 6 years in 2000	3.9	4.6
Other-market value of interest rate swaps	105.2	6.0
	6,640.8	3,913.1
Less current maturities	(495.3)	(51.6)
Total long-term debt	$6,145.5	$3,861.5
Weighted rate	7.1%	6.9%
Weighted maturity	10 years	9 years

Commercial Paper – The Company has established a commercial paper program with a maximum borrowing capacity of $1.5 billion. Commercial paper borrowings consist of discounted notes that are exempt from registration under the Securities Act of 1933. Commercial paper borrowings are classified as long-term debt, because borrowings under this program are intended to be maintained on a long-term basis and are supported by the revolving credit agreements.

Revolving Credit Agreements – The Company has a $1.0 billion unsecured line of credit under a revolving credit agreement. This agreement was amended in 2001 to provide that $50.0 million will expire in October 2003 and $950.0 million will expire in October 2005. The Company intends to continue to renew this agreement. On July 31, 2002, the Company entered into an additional $500.0 million, 364-day revolving credit agreement which will expire on July 30, 2003, and allows the Company to convert any outstanding borrowings under this agreement into term loans maturing in 2004. Commercial paper borrowings are deducted in determining the total amount available for borrowing under the revolving credit agreements. Accordingly, the total amount outstanding under the commercial paper program and the indebtedness incurred under the revolving credit agreements may not exceed $1.5 billion. At December 31, 2002, the amount available for borrowing under the revolving credit agreements was $1,475.0 million.

The revolving credit agreements contain various covenants and restrictions including a requirement that, at the end of each calendar quarter, ALLTEL maintain a total debt-to-capitalization ratio of less than 65 percent. For purposes of calculating this ratio under the agreement, total debt would include amounts classified as long-term debt (excluding mark-to-market adjustments for interest rate swaps), current maturities of long-term debt outstanding, short-term debt and any letters of credit or other guarantee obligations. As of December 31, 2002, the Company's long-term debt to capitalization ratio was 52.2 percent. In addition, the indentures and borrowing agreements, as amended, provide, among other things, for various restrictions on the payment of dividends by the Company. Retained earnings unrestricted as to the payment of dividends by the Company amounted to $4,665.9 million at December 31, 2002. Certain assets of the wireline subsidiaries have been pledged as collateral on $272.1 million of obligations.

Equity Units – During 2002, the Company issued and sold 27.7 million equity units in an underwritten public offering and received net proceeds of $1.34 billion. Each equity unit consists of a corporate unit, with a $50 stated amount, comprised of a purchase contract and $50 principal amount of senior notes. The corporate unit may be converted by the holder into a treasury unit consisting of the purchase contract and a treasury portfolio of zero-coupon U.S. Government treasury securities by substituting the treasury securities for the senior notes. The holder of an equity unit owns the underlying senior notes or treasury portfolio but has pledged the senior notes or treasury portfolio to ALLTEL to secure the holder's obligations under the purchase contract. The purchase contract obligates the holder to purchase, and obligates ALLTEL to sell, on May 17, 2005, for $50, a variable number of newly issued common shares of ALLTEL. The number of ALLTEL shares issued will be determined at the time the purchase contracts are settled based upon the then current price of ALLTEL's common stock. If the price of ALLTEL's common stock is equal to or less than $49.50, then ALLTEL will deliver 1.0101 shares to the holder of the equity unit. If the price of ALLTEL's common stock is greater than $49.50 but less than $60.39, then ALLTEL will deliver a fraction of shares equal to $50 divided by the then current price of ALLTEL's common stock. Finally, if the price of ALLTEL's common stock is equal to or greater than $60.39, then ALLTEL will deliver 0.8280 shares to the holder. Accordingly, upon settlement of the purchase contracts on May 17, 2005, ALLTEL will receive proceeds of approximately $1,385.0 million and will deliver between 22.9 million and 28.0 million common shares in the aggregate. The proceeds will be credited to shareholders' equity and allocated between the common stock and additional paid-in-capital accounts. ALLTEL will make quarterly contract adjustment payments to the equity unit holders at a rate of 1.50 percent of the stated amount per year until the purchase contract is settled, although the Company has the right to defer these payments until no later than May 17, 2005.

Each corporate unit also included $50 principal amount of senior notes that will mature on May 17, 2007. The notes are pledged by the holders to secure their obligations under the purchase contracts. ALLTEL will make quarterly interest payments to the holders of the notes initially at an annual rate of 6.25 percent. On or after February 17, 2005, the notes will be remarketed. At that time, ALLTEL's remarketing agent will be entitled to reset the interest rate on the notes in order to generate sufficient remarketing proceeds to satisfy the holder's obligation under the purchase contract. In the event of an unsuccessful remarketing, the Company will exercise its rights as a secured party to obtain and extinguish the notes. The total distributions payable on the equity units are at an annual rate of 7.75 percent, consisting of interest (6.25 percent) and contract adjustment payments (1.50 percent). The corporate units are listed on the New York Stock Exchange under the symbol "AYZ".

The present value of the contract adjustment payments of $57.1 million was accrued upon the issuance of the equity units as a charge to additional paid-in capital and is included in other liabilities in the accompanying consolidated balance sheet at December 31, 2002. Subsequent contract adjustment payments will be allocated between this liability account and interest expense based on a constant rate calculation over the life of the transaction. Additional paid-in capital for 2002 also reflected a charge of $36.0 million representing a portion of the equity unit issuance costs that were allocated to the purchase contracts.

Interest expense was as follows for the years ended December 31:

(Millions)	2002	2001	2000
Interest expense related to long-term debt	$363.5	$285.5	$302.8
Other interest	1.8	3.4	8.0
Less: Capitalized interest......................................	(15.9)	(20.4)	(18.2)
	$349.4	$268.5	$292.6

Maturities and sinking fund requirements for the four years after 2003 for long-term debt outstanding, excluding commercial paper borrowings, as of December 31, 2002, were $301.2 million, $242.8 million, $651.4 million and $1,428.4 million for the years 2004 through 2007, respectively.

6. Stock-Based Compensation Plans:

Under the Company's stock-based compensation plans, ALLTEL may grant fixed and performance-based incentive and non-qualified stock options to officers and other key employees. The maximum number of shares of the Company's common stock that may be issued to officers and other key employees under all stock option plans in effect at December 31, 2002 was 34.6 million shares. Fixed options granted under the stock option plans generally become exercisable over a period of one to five years after the date of grant. Certain fixed options granted in 2000 become exercisable in increments of 50%, 25% and 25% over a five-year period beginning three years after the date of grant. Certain fixed options granted in 1997 become exercisable in equal increments over a six-year period beginning three years after the date of grant. In 1997, performance-based options were granted that become exercisable one year after the date in which certain performance goals related to operating income growth and return on invested capital are achieved for the four most recent consecutive calendar quarters. Four separate levels of performance goal targets were established, each specifying different minimum growth and rates of return. Depending upon which of the four performance goal target levels is attained, 25%, 50%, 75% or 100% of the option award will vest and become exercisable. Options related to the 25% performance goal target have vested. In 2001, all remaining unvested performance options were cancelled, as the remaining performance targets were not achieved.

Under the Company's stock option plan for non-employee directors (the "Directors' Plan"), the Company grants fixed, non-qualified stock options to directors for up to 1.0 million shares of common stock. Under the Directors' Plan, directors receive a one-time option grant to purchase 10,000 shares of common stock when they join the Board. Directors are also granted each year, on the date of the annual meeting of stockholders, an option to purchase a specified number of shares of common stock (currently 6,500 shares). Options granted under the Directors' Plan become exercisable the day immediately preceding the date of the first annual meeting of stockholders following the date of grant.

For all plans, the exercise price of the option equals the market value of ALLTEL's common stock on the date of grant. For fixed stock options, the maximum term for each option granted is 10 years. The fair value of each stock option granted as identified below was calculated using the Black-Scholes option-pricing model and the following weighted average assumptions:

	2002	2001	2000
Expected life...	5.0 years	5.0 years	5.0 years
Expected volatility	29.7%	29.4%	26.0%
Dividend yield	2.5%	2.2%	2.0%
Risk-free interest rate...................................	4.6%	5.0%	6.3%

Set forth below is certain information related to stock options outstanding under ALLTEL's stock-based compensation plans:

	(Thousands) Shares			Weighted Average Price Per Share		
	2002	2001	2000	2002	2001	2000
Outstanding at beginning of period	16,254.5	14,859.7	10,814.2	$54.45	$51.81	$42.71
Granted	3,146.3	3,283.0	5,710.2	54.72	61.27	65.49
Exercised	(610.6)	(946.9)	(971.2)	28.03	32.91	30.34
Forfeited	(472.7)	(814.0)	(693.5)	59.76	62.57	52.58
Expired	—	(127.3)	—	—	31.30	—
Outstanding at end of period..........	18,317.5	16,254.5	14,859.7	$55.24	$54.45	$51.81
Exercisable at end of period	7,180.7	5,409.0	4,067.3	$48.02	$43.08	$36.72
Non-vested at end of period:						
Fixed...........................	11,136.8	10,845.5	10,667.5			
Performance-based	—	—	124.9			
Weighted average fair value of stock options granted during the year ...	$14.19	$16.98	$18.59			

The following is a summary of stock options outstanding as of December 31, 2002:

	Options Outstanding				Options Exercisable	
Range of Exercise Price	Number of Shares	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price Per Share		Number of Shares	Weighted Average Exercise Price Per Share
$20.24-$27.88	308.3	2.5 years	$26.21		308.3	$26.21
$29.00-$37.75	3,351.2	4.1 years	32.95		2,922.7	32.71
$39.19-$47.30	890.7	5.1 years	43.20		714.7	43.21
$51.88-$63.75	7,543.1	8.3 years	58.03		521.3	56.08
$64.56-$68.25	6,030.7	7.0 years	66.85		2,575.6	66.42
$70.75-$73.25	193.5	6.6 years	72.20		138.1	71.97
	18,317.5	6.9 years	$55.24		7,180.7	$48.02

7. Employee Benefit Plans and Postretirement Benefits Other Than Pensions:

The Company maintains a qualified defined benefit pension plan, which covers substantially all employees other than employees of ALLTEL's information services and directory publishing subsidiaries. Assets of this plan include ALLTEL common stock. At December 31, 2002 and 2001, the plan's investment in ALLTEL common stock was $35.2 million and $41.4 million, respectively. The Company also maintains a supplemental executive retirement plan that provides unfunded, non-qualified supplemental retirement benefits to a select group of management or other highly-compensated employees. In addition, the Company has entered into individual retirement agreements with certain retired executives providing for unfunded supplemental pension benefits. The Company provides postretirement healthcare and life insurance benefits for eligible employees. Employees share in the cost of these benefits. The Company funds the accrued costs of these plans as benefits are paid. During 2001, the Company incurred special termination benefits related to an early retirement program offered to employees meeting certain age and service requirements. (See Note 9 for a further discussion of these special termination benefits incurred by ALLTEL in 2001.) The components of pension expense (income), including provision for executive retirement agreements, and postretirement expense were as follows for the years ended December 31:

(Millions)	Pension Benefits			Postretirement Benefits		
	2002	**2001**	**2000**	**2002**	**2001**	**2000**
Benefits earned during the year	$27.1	$25.1	$ 24.3	$ 0.6	$ 0.7	$ 0.6
Interest cost on benefit obligation	48.2	45.7	43.1	13.3	9.1	8.9
Amortization of transition (asset) obligation ...	(2.2)	(2.6)	(2.6)	0.8	1.0	1.0
Amortization of prior service (credit) cost.....	(3.7)	(8.5)	(0.6)	1.6	0.2	0.2
Recognized net actuarial (gain) loss..........	0.2	(4.1)	(16.1)	5.2	1.3	1.0
Excepted return on plan assets	(60.8)	(63.7)	(65.3)	—	—	—
Net periodic benefit (income) expense	8.8	(8.1)	(17.2)	21.5	12.3	11.7
Special termination benefits and curtailment ...	—	16.9	—	—	4.6	—
Total net periodic benefit (income) expense ...	$8.8	$8.8	$(17.2)	$21.5	$16.9	$11.7

A summary of plan assets, projected benefit obligation and funded status of the plans were as follows at December 31:

(Millions)	Pension Benefits		Postretirement Benefits	
	2002	**2001**	**2002**	**2001**
Fair value of plan assets at beginning of year	$711.4	$783.1	$ —	$ —
Employer contributions	53.8	6.3	11.1	8.1
Transfer from other plan for acquisitions	49.0	—	—	—
Participant contributions.............................	—	—	4.2	4.2
Actual return on plan assets	(74.9)	(31.3)	—	—
Benefits paid......................................	(46.4)	(46.7)	(15.3)	(12.3)
Fair value of plan assets at end of year	692.9	711.4	—	—
Projected benefit obligation at beginning of year.........	678.4	618.2	185.9	121.1
Benefits earned....................................	27.1	25.1	0.6	0.7
Interest cost on projected benefit obligation	48.2	45.7	13.3	9.1
Participant contributions.............................	—	—	4.2	4.2
Special termination benefits and curtailment	—	16.9	—	4.6
Plan amendments	—	(7.5)	—	14.4
Effect of acquisitions	49.7	—	7.3	—
Actuarial loss	45.5	26.7	6.2	44.1
Benefits paid......................................	(46.4)	(46.7)	(15.3)	(12.3)
Projected benefit obligation at end of year..............	802.5	678.4	202.2	185.9
Plan assets in excess of (less than) projected benefit obligation	(109.6)	33.0	(202.2)	(185.9)
Unrecognized actuarial loss	209.6	24.4	71.0	71.0
Unrecognized prior service cost (credit)................	(0.5)	(0.7)	16.2	17.8
Unrecognized net transition (asset) obligation	(1.2)	(3.4)	8.3	9.1
Net amount recognized	$98.3	$ 53.3	$(106.7)	$ (88.0)
Amounts recognized in the consolidated balance sheet:				
Prepaid benefit cost	$145.3	$ 95.4	$ —	$ —
Accrued benefit cost liability........................	(47.0)	(42.1)	(106.7)	(88.0)
Net amount recognized	$98.3	$ 53.3	$(106.7)	$ (88.0)

Actuarial assumptions used to calculate the projected benefit obligations were as follows for the years ended December 31:

	Pension Benefits		Postretirement Benefits	
	2002	2001	2002	2001
Discount rate	6.85%	7.25%	6.85%	7.25%
Expected return on plan assets	8.50%	8.50%	—	—
Rate of compensation increase	3.50%	4.50%	—	—
Healthcare cost trend rate	—	—	9.00%	10.00%

For the supplemental retirement pension plans with accumulated benefit obligations in excess of plan assets, the projected benefit obligation was $50.5 million and $44.9 million at December 31, 2002 and 2001, respectively. The accumulated benefit obligation related to these plans was $45.4 million and $41.0 million at December 31, 2002 and 2001, respectively. There are no assets held in these plans, as the Company funds the accrued costs of the plans as benefits are paid.

The healthcare cost trend rate will decrease on a graduated basis to an ultimate rate of five percent in 2006. For the year ended December 31, 2002, a one percent increase in the assumed healthcare cost trend rate would increase the postretirement benefit cost by approximately $1.3 million, while a one percent decrease in the rate would reduce the postretirement benefit cost by approximately $1.1 million. As of December 31, 2002, a one percent increase in the assumed healthcare cost trend rate would increase the postretirement benefit obligation by approximately $18.2 million, while a one percent decrease in the rate would reduce the postretirement benefit obligation by approximately $15.4 million.

In 2000, ALLTEL changed its method of amortizing unrecognized actuarial gains and losses as a component of determining its annual pension cost. In prior years, the Company amortized unrecognized actuarial gains and losses over the average remaining service life of active employees (approximately 13 years). With this change, ALLTEL amortizes unrecognized gains or losses that exceed 17.5% of the greater of the projected benefit obligation or market-related value of plan assets on a straight-line basis over 5 years. Unrecognized actuarial gains and losses below the 17.5% corridor continue to be amortized over the average remaining service life of active employees. The Company believes the accelerated amortization method is preferable as it results in more timely recognition of significant actuarial gains and losses in computing ALLTEL's annual pension cost. The effect of this change in 2000 was to increase pension income by $4.1 million and income before cumulative effect of accounting change by $2.4 million. There was no cumulative effect of retroactively applying this change in accounting principle to periods prior to 2000. (See Note 2 for a discussion of a similar change in accounting for a subsidiary's pension plan completed in 2001.)

The Company has a non-contributory defined contribution plan in the form of profit-sharing arrangements for eligible employees, except bargaining unit employees. The amount of profit-sharing contributions to the plan is determined annually by the ALLTEL's Board of Directors. Profit-sharing expense amounted to $32.3 million in 2002, $26.1 million in 2001 and $26.4 million in 2000. The Company also sponsors employee savings plans under section 401(k) of the Internal Revenue Code. The plans cover substantially all full-time employees, except bargaining unit employees. Employees may elect to contribute to the plans a portion of their eligible pretax compensation up to certain limits as specified by the plans. The Company also makes annual contributions to the plans. Expense recorded by the Company related to these plans amounted to $10.9 million in 2002, $16.9 million in 2001 and $16.2 million in 2000.

8. Lease Commitments:

Minimum rental commitments for all non-cancelable operating leases, consisting principally of leases for office space, office equipment, real estate and tower space were as follows as of December 31, 2002:

Year	(Millions)
2003	$119.3
2004	86.4
2005	65.5
2006	47.5
2007	33.3
Thereafter	92.2
Total	$444.2

Rental expense totaled $128.4 million in 2002, $114.2 million in 2001 and $104.3 million in 2000.

9. Integration Expenses and Other Charges:

A summary of the integration and other charges recorded in 2002 by quarter was as follows:

(Millions)	1st Quarter	2nd Quarter	3rd Quarter	4th Quarter	Total
Severance and employee benefit costs	$13.4	$ —	$ 3.3	$(0.5)	$ 16.2
Lease and contract termination costs	12.4	—	2.2	(0.5)	14.1
Computer system conversion and other integration costs	3.4	9.0	8.6	—	21.0
Write-down of investment in business venture	—	—	—	42.3	42.3
Write-down of cell site equipment	7.1	—	—	—	7.1
Write-down of software development costs	4.4	—	—	—	4.4
Branding and signage costs	—	—	7.8	—	7.8
Equipment removal and other disposal costs	2.2	—	—	—	2.2
Total integration expenses and other charges	$42.9	$9.0	$21.9	$41.3	$115.1
Number of employees terminated	910	—	212	—	1,122
Number of lease sites terminated	31	—	7	2	40

On December 13, 2002, ALLTEL and Bradford & Bingley Group announced both companies had agreed to discontinue a business venture. The business venture, ALLTEL Mortgage Solutions, Ltd., a majority-owned consolidated subsidiary of ALLTEL, was created in 2000 to provide mortgage administration and information technology products in the United Kingdom. Unfortunately, the existing business climate in the United Kingdom limited the venture's ability to leverage the business across a broad base of customers. As a result of this announcement, ALLTEL recorded a write-down of its investment in the business venture, which primarily consisted of capitalized software development costs that had no alternative future use or functionality. The write-down also included unamortized leasehold improvements and other costs to unwind the business venture. During the fourth quarter of 2002, the Company also recorded lease termination costs of $1.5 million related to the closing of two data processing centers. The lease termination costs reflected the estimated minimum contractual commitments over the ensuing one to two years to terminate leases associated with these operating locations. The Company also recorded a $2.5 million reduction in the liabilities associated with the restructuring of its CLEC operations initiated during the first quarter of 2002, as discussed below. The reduction primarily reflected differences between estimated and actual costs to exit certain CLEC markets and consisted of $2.0 million in lease termination costs and $0.5 million in severance and employee benefit costs.

During the third quarter of 2002, the Company recorded a restructuring charge of $5.5 million consisting of severance and employee benefit costs related to a planned workforce reduction and lease termination costs primarily related to the closing of seven product distribution centers. The lease termination costs consisted of

$1.2 million, primarily representing the estimated minimum contractual commitments over the ensuing one to four years for operating locations that the Company abandoned, net of anticipated sublease income. The lease termination costs also included an additional $1.0 million to reflect the revised estimated costs, net of anticipated sublease income, to terminate leases associated with four operating locations. ALLTEL had previously recorded $9.1 million in lease termination costs related to these four locations ($2.8 million during the first quarter of 2002 and $6.3 million in 1999), as further discussed below. The additional charge reflected a further reduction in expected sublease income attributable primarily to softening in the commercial real estate market. The restructuring plan, completed in September 2002, provided for the elimination of 212 employees primarily in the Company's information services and product distribution operations. As of December 31, 2002, the Company had paid $2.7 million in severance and employee-related expenses, and all of the employee reductions had been completed.

In connection with the purchase of wireline properties in Kentucky from Verizon and wireless properties from CenturyTel (see Note 3), the Company incurred branding and signage costs of $7.8 million during the third quarter of 2002. In connection with these acquisitions, the Company also incurred computer system conversion and other integration costs during each of the first three quarters of 2002. These expenses included internal payroll and employee benefit costs, contracted services, and other computer programming costs incurred in connection with expanding ALLTEL's customer service and operations support functions to handle increased customer volumes resulting from the acquisitions and to convert Verizon's customer billing and operations support systems to ALLTEL's internal systems.

In January 2002, ALLTEL announced its plans to exit its CLEC operations in seven states. The Company also consolidated its call center and retail store operations during the first quarter of 2002. In connection with these activities, ALLTEL recorded a restructuring charge consisting of severance and employee benefit costs related to a planned workforce reduction, costs associated with terminating certain CLEC transport agreements and lease termination fees related to the closing of certain retail and call center locations. In exiting the CLEC operations, the Company also incurred costs to disconnect and remove switching and other transmission equipment from central office facilities and expenses to notify and migrate customers to other service providers. ALLTEL also wrote off certain capitalized software development costs that had no alternative future use or functionality. The restructuring plans, completed in March 2002, provided for the elimination of 910 employees primarily in the Company's sales, customer service and network operations support functions. As previously discussed, in the fourth quarter of 2002, ALLTEL reduced the liabilities associated with these restructuring plans by $2.5 million. As of December 31, 2002, the Company had paid $11.5 million in severance and employee-related expenses, and all of the employee reductions had been completed.

The $12.4 million in lease and contract termination costs recorded in the first quarter of 2002 consisted of $5.0 million, representing the estimated minimum contractual commitments over the next one to five years for 31 operating locations that the Company abandoned, net of anticipated sublease income. The lease and contract termination costs also included $3.6 million of costs to terminate transport agreements with six interexchange carriers. The Company also recorded an additional $2.8 million to reflect the revised estimated costs, net of anticipated sublease income, to terminate leases associated with four operating locations. As previously discussed, ALLTEL had initially recorded $6.3 million in lease termination costs related to these four locations in 1999. The additional charge reflected a reduction in expected sublease income primarily attributable to softening in the commercial real estate market and bankruptcy filings by two sublessees. Finally, the lease termination costs also included $1.0 million of unamortized leasehold improvement costs related to the abandoned locations.

In conjunction with a product replacement program initiated by a vendor in 2001, the Company exchanged certain used cell site equipment for new equipment. The exchange of cell site equipment began during the third quarter of 2001 and continued through the first quarter of 2002. As the equipment exchanges were completed, the Company recorded write-downs in the carrying value of the used cell site equipment to fair value.

During 2001, the Company restructured its regional communications, information services, product distribution and corporate operations. In connection with these restructuring efforts, the Company recorded restructuring charges during each of the four quarters of 2001. The Company also recorded write-downs in the carrying value of certain cell site equipment to fair value in connection with the product replacement program previously discussed. A summary of the restructuring and other charges recorded in 2001 by quarter was as follows:

(Millions)	1st Quarter	2nd Quarter	3rd Quarter	4th Quarter	Total
Severance and employee benefit costs	$54.9	$1.6	$ 5.5	$0.1	$62.1
Lease and contract termination costs	5.2	0.5	0.4	—	6.1
Write-down of software development costs	8.9	—	—	—	8.9
Write-down of cell site equipment	—	—	9.5	5.6	15.1
Total restructuring and other charges	$69.0	$2.1	$15.4	$5.7	$92.2
Number of employees terminated	1,247	170	216	11	1,644
Number of lease sites terminated	48	10	2	3	63

As indicated in the table above, the restructuring charges consisted of $62.1 million in severance and employee benefit costs related to planned workforce reductions, $6.1 million in lease termination costs associated with the closing of certain retail and other operating locations and a $8.9 million write-down in the carrying value of certain software development costs. Included in the severance and employee benefit component of the restructuring charges were non-cash charges of $22.6 million. These non-cash charges consisted of $21.5 million in additional pension and postretirement benefit costs related to a special early retirement program offered by the Company to employees meeting certain age and service requirements and $1.1 million in compensation expense related to the accelerated vesting of certain stock options. Eligible employees who elected the early retirement incentive received five years of additional vested service for purposes of calculating their retirement benefits available under the Company's pension and postretirement benefit plans. During the first quarter of 2001, 230 employees accepted the retirement incentive offer. The restructuring plans were completed in December 2001 and resulted in the elimination of 1,644 employees, including the employees who accepted the early retirement incentive. The work force reductions occurred primarily in operations management, engineering, sales and the corporate support functions. As of December 31, 2002, the Company had paid $39.4 million in severance and employee-related expenses and all of the employee reductions had been completed.

The lease termination costs consisted of $5.0 million representing the estimated minimum contractual commitments over the next one to five years for 63 operating locations that the Company abandoned, net of anticipated sublease income. The lease termination costs also included $1.1 million of unamortized leasehold improvement costs related to the abandoned locations.

The write-down in the carrying value of certain software development costs resulted from the Company's formation of a venture with IBM announced in March 2001. The venture, which operates as ALLTEL Corebanking Solutions, a majority-owned consolidated subsidiary of ALLTEL, develops and markets Corebank, a real-time banking system, to financial service organizations in Europe. Prior to forming the venture, ALLTEL had been developing its own real-time processing software. Following the signing of the business venture agreement, the Company ceased further development of its software product and wrote off the portion of the capitalized software development costs that had no alternative future use or functionality.

In an effort to realign the cost structure in its information services business, the Company recorded a restructuring charge of $10.1 million in 2000. This charge consisted of $5.9 million in severance and employee benefit costs related to a planned workforce reduction and $4.2 million in lease termination costs related to the consolidation of certain operating locations. The restructuring plan, which resulted in the elimination of 199 employees, was completed in July 2000. As of December 31, 2001, the Company had paid $5.9 million in severance and employee-related expenses and all of the employee reductions had been completed. The lease termination costs represent the estimated minimum contractual commitments over the next one to four years for facilities that the Company abandoned, net of anticipated sublease income.

In connection with ALLTEL's purchase of wireless assets from SBC and the Company's exchange of wireless assets with Bell Atlantic and GTE, the Company recorded integration expenses and other charges of $19.9 million in 2000. These charges consisted of $14.6 million in branding and signage costs and $5.3 million in severance and employee benefit costs related to a planned workforce reduction. The integration plan provided for the elimination of 22 employees in the Company's wireless operations management, engineering and sales support functions. During 2000, the Company paid $5.3 million in severance and employee-related expenses and completed all of the employee reductions associated with these integration activities.

As a result of completing the restructuring of its wireline operations initiated in 1999, the Company recorded a $2.1 million reduction in the liabilities associated with this restructuring plan in 2000. The adjustment reflected differences between estimated and actual severance costs paid and a reduction in the number of employees to be terminated under the plan. During 2000, the Company also recorded a $2.5 million reduction in the liabilities associated with its merger and integration activities initiated during 1999. The reduction consisted of decreases in estimated severance costs of $2.3 million and $0.2 million, respectively, related to the 1999 acquisitions of Aliant Communications Inc. ("Aliant") and Liberty Cellular, Inc. ("Liberty"). The adjustments primarily reflected a reduction in the expected number of Aliant employees to be terminated under the merger and integration plans, as well as differences between actual and estimated severance costs paid. As of December 31, 2002, the remaining unpaid liability relating to ALLTEL's acquisitions of Aliant and Liberty was $1.5 million and consisted of unpaid severance and employee-related expenses.

The following is a summary of activity related to the liabilities associated with the Company's integration expenses and other charges at December 31:

(Millions)	2002	2001
Balance, beginning of year	$ 17.1	$16.5
Integration expenses and other charges	117.6	92.2
Reversal of accrued liabilities	(2.5)	—
Non-cash charges for employee benefits	—	(22.6)
Non-cash write-down of assets	(48.3)	(24.0)
Cash outlays	(68.2)	(45.0)
Balance, end of year	$ 15.7	$17.1

As of December 31, 2002, the remaining unpaid liability related to the Company's integration and restructuring activities consisted of lease cancellation and contract termination costs of $12.1 million and severance and employee-related expenses of $3.6 million and is included in other current liabilities in the accompanying consolidated balance sheets. The integration expenses and other charges decreased net income $62.5 million, $54.8 million and $15.0 million for the years ended December 31, 2002, 2001 and 2000, respectively.

10. Gain on Disposal of Assets, Write-Down of Investments and Other:

In the fourth quarter of 2002, ALLTEL recorded a pretax gain of $22.1 million from the sale of a wireless property in Pennsylvania to Verizon Wireless. In addition, the Company also recorded a pretax write-down of $2.6 million related to its investment in Hughes Tele.com Limited ("HTCL"). In December 2002, ALLTEL exchanged its shares of HTCL for non-voting, mandatory redeemable convertible preferred shares of Tata Teleservices Limited ("Tata"), a privately held Indian company. Subsequently, ALLTEL decided to liquidate this investment by selling the Tata preferred shares. The write-down reflected the difference between the carrying value of the Tata preferred shares and the estimated sales proceeds to be realized by ALLTEL upon completion of the sale, which occurred in February 2003. In the third quarter of 2002, the Company recorded a pretax adjustment of $4.8 million to reduce the gain recognized from the dissolution of a wireless partnership with BellSouth Mobility, Inc. ("BellSouth"). As discussed below, this gain was initially recorded in the first quarter of 2001 and subsequently revised in the second quarter of 2001. This additional adjustment reflected a true up for cash distributions payable to BellSouth in conjunction with the dissolution of the partnership. In the second quarter of 2002, ALLTEL recorded a pretax write-down of $12.5 million on its investment in HTCL, a public company and provider of communications services in India. The write-down was recorded in connection with HTCL's agreement to merge with a major Indian telecommunications company and an other-than-temporary decline in the fair value of HTCL's common stock. In addition, the Company also recorded a pretax write-down of $1.2 million related to an other-than-temporary decline in ALLTEL's investment in Airspan Networks, Inc., a provider of wireless telecommunications equipment. These transactions increased net income $0.6 million.

In the second quarter of 2001, the Company recorded a pretax adjustment of $4.4 million to reduce the gain recognized from the dissolution of a wireless partnership with BellSouth initially recorded in the first quarter of 2001. The Company also recorded a pretax adjustment of $2.4 million to increase the gain recognized from the sale of PCS licenses to Verizon Wireless also completed during the first quarter of 2001. These adjustments primarily reflected differences between the actual and estimated book values of the properties transferred. In addition, during the second quarter of 2001, the Company prepaid $73.5 million of long-term debt prior to its stated maturity date and incurred pretax termination fees of $2.9 million in connection with the early retirement of that debt. In the first quarter of 2001, the Company recorded a pretax gain of $345.4 million from the sale of 20 PCS licenses to Verizon Wireless completed in February 2001. In addition, the Company recorded a pretax gain of $13.9 million upon the dissolution of a wireless partnership with BellSouth involving properties in four states. Upon dissolution, the partnership assets were distributed to the partners at fair value resulting in a gain for financial reporting purposes. Also in the first quarter of 2001, the Company recorded pretax gains of $3.2 million from the sale of certain investments. These transactions increased net income $212.7 million.

During 2000, the Company recorded pretax gains of $1,345.5 million from the exchange of wireless properties with Bell Atlantic and GTE. The Company also recorded pretax gains of $36.0 million from the sale of its PCS operations in Birmingham and Mobile, Ala. and nine other PCS licenses, including the license covering the Pensacola, Fla. market. The sales of the Mobile, Ala. and Pensacola, Fla. PCS assets were necessary in order for ALLTEL to meet the U.S. Department of Justice guidelines regarding the overlap of wireless properties so that the Company could complete the wireless asset exchanges with Bell Atlantic and GTE. The Company also recorded pretax gains totaling $562.0 million from the sale of equity securities, including ALLTEL's remaining investment in WorldCom, Inc. common stock. Proceeds from the sales of equity securities amounted to $618.2 million. In addition, the Company recorded a pretax write-down of $15.0 million on its investment in APEX Global Information Services, Inc. ("APEX"), a provider of Internet access services. The write-off was recorded due to adverse market conditions and APEX's bankruptcy filing. These transactions increased net income $1,124.3 million.

11. Income Taxes:

Income tax expense was as follows for the years ended December 31:

(Millions)	2002	2001	2000
Current:			
Federal	$175.5	$506.5	$ 703.7
State and other	10.4	74.7	186.1
	185.9	581.2	889.8
Deferred:			
Federal	298.0	102.5	417.4
State and other	57.3	21.0	79.8
	355.3	123.5	497.2
Investment tax credit amortized	—	(0.4)	(1.7)
	$541.2	$704.3	$1,385.3

Deferred income tax expense for 2002 and 2001 primarily resulted from temporary differences between depreciation expense for income tax purposes and depreciation expense recorded in the financial statements. Deferred income tax expense for 2002 also included the effects of no longer amortizing indefinite-lived intangible assets for financial statement purposes in accordance with SFAS No. 142, as previously discussed. These intangible assets continue to be amortized for income tax purposes.

Deferred income tax expense for 2000 primarily reflected the difference in the gain amount recognized for income tax purposes and the gain amount recorded in the financial statements related to the wireless property exchanges with Bell Atlantic and GTE.

Differences between the federal income tax statutory rates and effective income tax rates, which include both federal and state income taxes, were as follows for the years ended December 31:

	2002	2001	2000
Statutory federal income tax rates	35.0%	35.0%	35.0%
Increase (decrease):			
State income taxes, net of federal benefit	3.0	3.5	5.1
Amortization of intangibles	—	1.6	1.0
Other items, net	(1.1)	0.1	0.2
Effective income tax rates	36.9%	40.2%	41.3%

The significant components of the net deferred income tax liability were as follows at December 31:

(Millions)	2002	2001
Property, plant and equipment	$ 886.2	$698.5
Goodwill and other intangibles	181.3	(86.9)
Capitalized software development costs	97.4	93.4
Pension and other employee benefits	29.1	16.1
Partnership investments	1.6	68.4
Deferred compensation	(38.6)	(35.6)
Operating loss carryforwards	(7.0)	(5.4)
Other, net	2.5	(14.4)
	1,152.5	734.1
Valuation allowance	6.0	3.9
Deferred income taxes	$1,158.5	$738.0

At December 31, 2002 and 2001, total deferred tax assets were $153.3 million and $229.6 million, respectively, and total deferred tax liabilities were $1,311.8 million and $967.6 million, respectively. As of December 31, 2002 and 2001, the Company had available tax benefits associated with federal and state operating loss carryforwards of $7.0 million and $5.4 million, respectively, which expire annually in varying amounts to 2021. The valuation allowance primarily represents tax benefits of certain state operating loss carryforwards and other deferred tax assets, which may expire and not be utilized.

12. Other Comprehensive Income (Loss):

Other comprehensive income (loss)consists of unrealized holding gains (losses) on its investments in equity securities and foreign currency translation adjustments. Other comprehensive income (loss) were as follows for the years ended December 31:

(Millions)	2002	2001	2000
Unrealized holding losses on investments:			
Unrealized holding losses arising in the period	$(6.2)	$(19.3)	$(375.9)
Income tax expense (benefit)	(2.3)	(6.5)	(123.2)
	(3.9)	(12.8)	(252.7)
Less: reclassification adjustments for (gains) losses included in net			
income for the period	13.7	(2.4)	(562.0)
Income tax expense (benefit)	(5.3)	1.0	224.8
	8.4	(1.4)	(337.2)
Net unrealized gains (losses) in the period	7.5	(21.7)	(937.9)
Income tax expense (benefit)	3.0	(7.5)	(348.0)
	4.5	(14.2)	(589.9)
Foreign currency translation adjustment	3.0	(5.4)	1.0
Other comprehensive income (loss) before tax	10.5	(27.1)	(936.9)
Income tax expense (benefit)	3.0	(7.5)	(348.0)
Other comprehensive income (loss)	$ 7.5	$(19.6)	$(588.9)

13. Litigation-Claims and Assessments:

In July 1996, the Georgia Public Service Commission (the "Georgia PSC") issued an order requiring that ALLTEL's wireline subsidiaries which operate within its jurisdiction reduce their annual network access charges by $24.0 million, prospectively, effective July 1, 1996. The Georgia PSC's action was in response to the Company's election to move from a rate-of-return method of pricing to an incentive rate structure, as provided by a 1995 Georgia telecommunications law. The Georgia PSC's authority to conduct the rate proceeding was considered first by the Superior Court of Fulton County, Georgia (the "Superior Court") and then by the Georgia Court of Appeals and finally the Georgia Supreme Court. In 1998, the Georgia Supreme Court ruled that the Georgia PSC had the authority to conduct the rate proceeding. The case was remanded to the Superior Court for it to rule on certain issues that it had not previously decided. In 1999, the Superior Court vacated and reversed the 1996 Georgia PSC order and remanded the case with instructions to dismiss. The Georgia PSC appealed the Superior Court's decision. In April 2000, ALLTEL signed a settlement agreement with the Georgia PSC to settle this case. As part of the agreement, ALLTEL agreed to accelerate deployment of digital subscriber lines and Internet service to its customers in Georgia and to reduce certain optional local calling plan rates. In addition, ALLTEL agreed to future reductions in funds received from the Georgia Universal Service Fund. These revenue reductions totaled $11.7 million in 2000 and approximately $26.0 million in 2001. In exchange for the Company's commitments, the Georgia PSC agreed to withdraw its appeal of the Superior Court's 1999 decision. In June 2000, the Georgia Court of Appeals acknowledged that the case had been settled and thus its ruling was moot, but denied the motion to dismiss and reversed the Superior Court's decision. In September 2000, ALLTEL

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

and the Georgia PSC reached a final settlement agreement to resolve all pending litigation involving the two parties. Under terms of the final agreement, ALLTEL issued a one-time credit of about $25 to approximately 450,000 wireline customers in Georgia. The credits, which totaled $11.5 million, were issued during the fourth quarter of 2000, and were recorded as a reduction in wireline operating revenues. These one-time credits were in addition to the other commitments agreed to by ALLTEL under the settlement agreement signed in April 2000, as discussed above.

The Company is party to various other legal proceedings arising from the ordinary course of business. Although the ultimate resolution of these various proceedings cannot be determined at this time, management of the Company does not believe that such proceedings, individually or in the aggregate, will have a material adverse effect on the future consolidated results of operations or financial condition of the Company.

14. Agreement to Lease Cell Site Towers:

In December 2000, ALLTEL signed a definitive agreement with American Tower Corporation ("American Tower") to lease to American Tower certain of the Company's cell site towers in exchange for cash paid in advance. Under terms of the 15-year lease agreement, American Tower will manage, maintain and remarket the remaining space on the towers, while ALLTEL will continue to own the cell site facilities. ALLTEL is obligated to pay American Tower a monthly fee for management and maintenance services for the duration of the agreement amounting to $1,200 per tower per month, subject to escalation not to exceed five percent annually. American Tower has the option to purchase the towers for additional consideration at the end of the lease term. Upon completion of this transaction, the Company had leased 1,773 cell site towers to American Tower and received proceeds of $531.9 million. Proceeds from this leasing transaction were recorded by ALLTEL as deferred rental income and are recognized as service revenues on a straight-line basis over the fifteen-year lease term. Deferred rental income of $481.9 million and $506.6 million at December 31, 2002 and 2001, respectively, is included in other liabilities in the accompanying consolidated balance sheets.

15. Business Segments:

ALLTEL disaggregates its business operations based upon differences in products and services. Wireless operations include cellular, PCS and paging services and are provided in 26 states. The Company's wireline subsidiaries provide local service and network access in 15 states. Wireline operations also include ALLTEL's local competitive access and Internet access operations. Local competitive access services are currently provided in select markets. Communications support services consist of the Company's long-distance, network management, product distribution and directory publishing operations. Long-distance and Internet access services are currently marketed in 25 and 17 states, respectively. Information services provide information processing, outsourcing services and application software primarily to financial and telecommunications customers. The principal markets for information services' products and services are commercial banks, financial institutions and telecommunications companies in the United States and major international markets. Corporate items include general corporate expenses, headquarters facilities and equipment, investments, and other items not allocated to the segments. The accounting policies used in measuring segment assets and operating results are the same as those described in Note 1. The Company evaluates performance of the segments based on segment income, which is computed as revenues and sales less operating expenses, excluding the effects of the items discussed in Notes 9 and 10. These items are not allocated to the segments and are included in corporate operations. The Company accounts for intercompany sales at current market prices or in accordance with regulatory requirements.

A-79

(Millions)	For the year ended December 31, 2002				
	Wireless	Wireline	Communications Support Services	Information Services	Total Segments
Revenues and sales from unaffiliated customers:					
Domestic	$4,160.2	$2,027.2	$433.1	$863.6	$ 7,484.1
International.......................	—	—	—	126.5	126.5
	4,160.2	2,027.2	433.1	990.1	7,610.6
Intercompany revenues and sales	—	152.5	373.5	—	526.0
Total revenues and sales	4,160.2	2,179.7	806.6	990.1	8,136.6
Operating expenses	2,634.7	921.1	716.0	734.5	5,006.3
Depreciation and amortization	577.6	465.6	27.2	93.7	1,164.1
Total costs and expenses.............	3,212.3	1,386.7	743.2	828.2	6,170.4
Segment income	$ 947.9	$ 793.0	$ 63.4	$161.9	$ 1,966.2
Assets.............................	$9,409.0	$5,075.5	$471.6	$622.0	$15,578.1
Investments in unconsolidated partnerships	$ 275.1	$ —	$ —	$ —	$ 275.1
Capital expenditures	$ 717.1	$ 399.6	$ 31.5	$ 40.7	$ 1,188.9

	For the year ended December 31, 2001				
	Wireless	Wireline	Communications Support Services	Information Services	Total Segments
Revenues and sales from unaffiliated customers:					
Domestic	$3,832.0	$1,824.9	$503.1	$ 871.4	$ 7,031.4
International.......................	—	—	—	163.8	163.8
	3,832.0	1,824.9	503.1	1,035.2	7,195.2
Intercompany revenues and sales	—	140.0	320.7	—	460.7
Total revenues and sales	3,832.0	1,964.9	823.8	1,035.2	7,655.9
Operating expenses	2,385.3	820.2	710.8	794.7	4,711.0
Depreciation and amortization	619.0	412.0	22.4	94.1	1,147.5
Total costs and expenses.............	3,004.3	1,232.2	733.2	888.8	5,858.5
Segment income	$ 827.7	$ 732.7	$ 90.6	$ 146.4	$ 1,797.4
Assets.............................	$7,525.3	$3,449.7	$505.6	$ 665.5	$12,146.1
Investments in unconsolidated partnerships	$ 173.3	$ —	$ —	$ —	$ 173.3
Capital expenditures	$ 721.4	$ 390.3	$ 37.0	$ 61.9	$ 1,210.6

	Wireless	Wireline	Communications Support Services	Information Services	Total Segments
			For the year ended December 31, 2000		
Revenues and sales from unaffiliated customers:					
Domestic	$3,536.6	$1,727.5	$546.2	$ 880.5	$ 6,690.8
International...........................	—	—	—	134.1	134.1
	3,536.6	1,727.5	546.2	1,014.6	6,824.9
Intercompany revenues and sales	—	128.7	360.4	—	489.1
Total revenues and sales	3,536.6	1,856.2	906.6	1,014.6	7,314.0
Operating expenses	2,189.0	819.3	825.8	776.6	4,610.7
Depreciation and amortization	480.8	378.2	17.4	93.6	970.0
Total costs and expenses.................	2,669.8	1,197.5	843.2	870.2	5,580.7
Segment income	$ 866.8	$ 658.7	$ 63.4	$ 144.4	$ 1,733.3
Assets...................................	$7,269.2	$3,454.9	$762.6	$ 668.5	$12,155.2
Investments in unconsolidated partnerships	$ 231.8	$ —	$ —	$ —	$ 231.8
Capital expenditures	$ 580.8	$ 431.3	$ 82.5	$ 54.6	$ 1,149.2

A reconciliation of the total business segments to the applicable amounts in the Company's consolidated financial statements was as follows as of and for the year ended December 31:

(Millions)	2002	2001	2000
Revenues and sales:			
Total business segments	$ 8,136.6	$ 7,655.9	$ 7,314.0
Less: intercompany eliminations (1)	(153.2)	(150.3)	(154.0)
Total consolidated revenues and sales	$ 7,983.4	$ 7,505.6	$ 7,160.0
Operating income:			
Total business segment income	$ 1,966.2	$ 1,797.4	$ 1,733.3
Corporate operations.......................................	(35.5)	(40.5)	(40.4)
Integration expenses and other charges	(115.1)	(92.2)	(25.4)
Total consolidated operating income	$ 1,815.6	$ 1,664.7	$ 1,667.5
Depreciation and amortization expense:			
Total business segments	$ 1,164.1	$ 1,147.5	$ 970.0
Corporate operations.......................................	14.5	20.2	18.4
Total consolidated depreciation and amortization expense	$ 1,178.6	$ 1,167.7	$ 988.4
Assets:			
Total business segments	$15,578.1	$12,146.1	$12,155.2
Corporate assets (2)	853.8	532.7	329.7
Less: elimination of intercompany receivables	(42.8)	(69.8)	(302.9)
Total consolidated assets	$16,389.1	$12,609.0	$12,182.0
Capital expenditures:			
Total business segments	$ 1,188.9	$ 1,210.6	$ 1,149.2
Corporate operations.......................................	5.2	21.3	15.5
Total consolidated capital expenditures	$ 1,194.1	$ 1,231.9	$ 1,164.7

Notes:

(1) See "Transactions with Certain Affiliates" in Note 1 for a discussion of intercompany revenues and sales not eliminated in preparing the consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(2) Corporate assets consist of fixed assets, investments and other assets not allocated to the segments.

Supplemental information pertaining to the Communications Support Services segment was as follows for the year ended December 31:

(Millions)	2002	2001	2000
Revenues and sales from unaffiliated customers:			
Product distribution	$215.2	$224.1	$266.1
Directory publishing	38.9	68.6	55.5
Long-distance and network management services	179.0	210.4	224.6
	$433.1	$503.1	$546.2
Intercompany revenues and sales:			
Product distribution	$156.1	$143.6	$237.8
Directory publishing	80.2	77.6	74.8
Long-distance and network management services	137.2	99.5	47.8
	$373.5	$320.7	$360.4
Total revenues and sales:			
Product distribution	$371.3	$367.7	$503.9
Directory publishing	119.1	146.2	130.3
Long-distance and network management services	316.2	309.9	272.4
Total communications support services revenues and sales	$806.6	$823.8	$906.6

16. Quarterly Financial Information — (Unaudited):

(Millions, except per share amounts)	For the year ended December 31, 2002				
	Total	4th	3rd	2nd	1st
Revenues and sales	$7,983.4	$2,143.7	$2,082.4	$1,924.4	$1,832.9
Operating income	$1,815.6	$ 481.7	$ 489.9	$ 436.1	$ 407.9
Income before cumulative effect of accounting change	$ 924.3	$ 256.6	$ 237.7	$ 216.2	$ 213.8
Cumulative effect of accounting change	—	—	—	—	—
Net income	924.3	256.6	237.7	216.2	213.8
Preferred dividends	0.1	—	—	0.1	—
Net income applicable to common shares	$ 924.2	$ 256.6	$ 237.7	$ 216.1	$ 213.8
Basic earnings per share:					
Income before cumulative effect of accounting change	$2.97	$.82	$.76	$.70	$.69
Cumulative effect of accounting change	—	—	—	—	—
Net income	$2.97	$.82	$.76	$.70	$.69
Diluted earnings per share:					
Income before cumulative effect of accounting change	$2.96	$.82	$.76	$.69	$.68
Cumulative effect of accounting change	—	—	—	—	—
Net income	$2.96	$.82	$.76	$.69	$.68

	Total	4th	3rd	2nd	1st
		For the year ended December 31, 2001			
Revenues and sales	$7,505.6	$1,904.1	$1,875.4	$1,899.1	$1,827.0
Operating income	$1,664.7	$ 448.5	$ 435.4	$ 434.8	$ 346.0
Income before cumulative effect of accounting change	$1,047.5	$ 231.4	$ 221.4	$ 218.5	$ 376.2
Cumulative effect of accounting change	19.5	—	—	—	19.5
Net income	1,067.0	231.4	221.4	218.5	395.7
Preferred dividends	0.1	—	—	0.1	—
Net income applicable to common shares	$1,066.9	$ 231.4	$ 221.4	$ 218.4	$ 395.7
Basic earnings per share:					
Income before cumulative effect of accounting change	$3.36	$.75	$.71	$.70	$1.20
Cumulative effect of accounting change	.06	—	—	—	.06
Net income	$3.42	$.75	$.71	$.70	$1.26
Diluted earnings per share:					
Income before cumulative effect of accounting change	$3.34	$.74	$.71	$.70	$1.19
Cumulative effect of accounting change	.06	—	—	—	.06
Net income	$3.40	$.74	$.71	$.70	$1.25

Notes to Quarterly Financial Information:

A. In the fourth quarter of 2002, the Company incurred pretax charges of $42.3 million related to discontinuing a business venture with Bradford & Bingley Group to provide mortgage administration and information technology products to the mortgage lending industry in the United Kingdom. The pretax charges primarily consisted of the write-off of capitalized software development costs that had no alternative future use or functionality and other costs to unwind the business venture. During the fourth quarter of 2002, the Company also recorded lease termination costs of $1.5 million related to the closing of two data processing centers. The Company also recorded a $2.5 million reduction in the liabilities associated with the restructuring of its CLEC operations initiated during the first quarter of 2002, as discussed below. These charges decreased net income $17.8 million or $.06 per share. (See Note 9.) ALLTEL also recorded a pretax gain of $22.1 million realized from the sale of a wireless property, partially offset by a $2.6 million write-down in the carrying value of an investment. These transactions increased net income $11.9 million or $.04 per share. (See Note 10.)

B. In the third quarter of 2002, the Company incurred pretax charges of $16.4 million related to its acquisitions of wireline properties in Kentucky from Verizon and wireless properties from CenturyTel. The Company also recorded a restructuring charge of $5.5 million related to a planned workforce reduction and the closing of seven product distribution centers. These charges decreased net income $13.2 million or $.04 per share. (See Note 9.) ALLTEL also recorded a pretax adjustment of $4.8 million to reduce the gain recognized from the dissolution of a wireless partnership with BellSouth Mobility, Inc. ("BellSouth"). As discussed below, this gain was initially recorded in the first quarter of 2001 and subsequently revised in the second quarter of 2001. This adjustment decreased net income $2.9 million or $.01 per share. (See Note 10.)

C. In the second quarter of 2002, the Company incurred pretax charges of $9.0 million related to its pending acquisitions of wireline properties in Kentucky from Verizon and wireless properties from CenturyTel. These charges decreased net income $5.4 million or $.02 per share. (See Note 9.) ALLTEL also recorded pretax write-downs of $13.7 million to reflect other-than-temporary declines in the fair values of two equity security investments. The write-downs decreased net income $8.4 million or $.03 per share. (See Note 10.)

D. In the first quarter of 2002, the Company recorded pretax charges of $32.4 million in connection with the restructuring of its CLEC, call center and retail store operations. The Company also recorded pretax write-downs of $7.1 million in the carrying value of certain cell site equipment to fair value as part of a product replacement program initiated by a vendor in 2001. In addition, the Company incurred pretax charges of $3.4 million related to its pending acquisition of wireline properties in Kentucky from Verizon. These charges decreased net income $26.1 million or $.08 per share. (See Note 9.)

E. In the fourth quarter of 2001, the Company recorded additional severance of $0.1 million in connection with the restructuring of its product distribution operations and pretax write-downs of $5.6 million in the carrying value of certain cell site equipment to fair value as part of the equipment exchange program initiated in the third quarter of 2001. These charges decreased net income $3.4 million or $.01 per share. (See Note 9.)

F. In the third quarter of 2001, the Company recorded pretax charges of $5.9 million in connection with the restructuring of its information services operations and additional charges incurred in connection with its first quarter 2001 restructuring of its regional communications and corporate operations. The Company also recorded pretax write-downs of $9.5 million in the carrying value of certain cell site equipment to fair value. The write-downs in cell site equipment resulted from the Company's exchange of its existing equipment for new equipment under terms of a product replacement program initiated by a vendor in 2001. These transactions decreased net income $9.3 million or $.03 per share. (See Note 9.)

G. In the second quarter of 2001, the Company recorded a pretax adjustment of $2.4 million to increase the gain recognized on the sale of PCS licenses and a pretax adjustment of $4.4 million to reduce the gain realized upon the dissolution of a wireless partnership initially recorded in the first quarter of 2001. The Company also incurred pretax termination fees of $2.9 million related to the early retirement of long-term debt and recorded additional pretax charges of $2.1 million in connection with its first quarter 2001 restructuring activities. These transactions decreased net income $4.1 million or $.01 per share. (See Notes 9 and 10.)

H. In the first quarter of 2001, the Company recorded a pretax gain of $345.4 million from the sale of PCS licenses, a pretax gain of $13.9 million from the dissolution of a wireless partnership and a pretax gain of $3.2 million from the sale of investments. These transactions increased net income $215.6 million or $.69 per share. Operating income included a pretax charge of $69.0 million incurred in connection with the restructuring of the Company's regional communications, product distribution and corporate operations. These charges decreased net income $40.9 million or $.13 per share. Effective January 1, 2001, the Company changed the accounting for a subsidiary's pension plan. The cumulative effect of this accounting change resulted in a one-time non-cash credit of $19.5 million, net of income tax expense of $13.0 million or $.06 per share. (See Notes 2, 9 and 10.)

I. In the opinion of management, all adjustments necessary for a fair presentation of results for each period have been included.

17. Subsequent Event — Pending Sale of the Company's Financial Services Business:

On January 28, 2003, ALLTEL signed a definitive agreement to sell the financial services division of its information services subsidiary, ALLTEL Information Services, to Fidelity National Financial Inc. ("Fidelity National"), for $1.05 billion, payable as $775.0 million in cash and $275.0 million in Fidelity National common stock. As part of this transaction, Fidelity National will acquire ALLTEL's mortgage servicing; retail and wholesale banking and commercial lending operations, as well as the community/regional bank division. Approximately 5,500 employees of the Company will transition to Fidelity National as part of the transaction, which is expected to close by the end of the first quarter of 2003. The telecom division of ALLTEL Information Services will be retained by the Company and will not be part of the transaction. The telecommunications operations retained by ALLTEL represented approximately 12 percent of both total revenues and sales and total segment income reported by the information services segment in 2002.

The following table summarizes the assets and liabilities of the financial services division as of December 31, 2002:

(Millions)

Current assets	$161.6
Property, plant and equipment	115.3
Goodwill	25.8
Other assets	239.6
Total assets	$542.3
Current liabilities	$134.1
Deferred income taxes	43.0
Other liabilities	54.1
Total liabilities	$231.2

DIRECTORS AND OFFICERS OF ALLTEL CORPORATION

Directors

John R. Belk[3,4]
President of Finance, Systems and Operations,
Belk, Inc., Charlotte, North Carolina

Joe T. Ford
Chairman of the Company

Scott T. Ford[1]
President and Chief Executive Officer
of the Company

Dennis E. Foster[1]
Former Vice Chairman of the Company,
Lexington, Kentucky

Lawrence L. Gellerstedt III[2,4]
President and Chief Operating Officer,
The Integral Group, Atlanta, Georgia

Charles H. Goodman[1,3,5]
Vice President, Henry Crown and Company,
Chicago, Illinois

Emon A. Mahony Jr.[1,5]
Chairman of the Board,
Arkansas Oklahoma Gas Corporation,
Fort Smith, Arkansas

John P. McConnell[2,4]
Chairman and Chief Executive Officer,
Worthington Industries, Inc., Columbus, Ohio

Josie C. Natori[2]
President and Chief Executive Officer,
The Natori Company, New York, New York

Gregory W. Penske[4]
President, Penske Automotive Group, Inc.,
El Monte, California

Frank E. Reed[3,5]
Former Non-Management Chairman of the Board,
360° Communications Company,
Philadelphia, Pennsylvania

Fred W. Smith[3]
Chairman of the Board of Trustees,
Donald W. Reynolds Foundation,
Las Vegas, Nevada

Warren A. Stephens[1]
Chairman of the Board, President and Chief Executive
Officer,
Stephens, Inc., Little Rock, Arkansas

Ronald Townsend[2,5]
Communications Consultant,
Jacksonville, Florida

Officers

Joe T. Ford
Chairman

Scott T. Ford
President and Chief Executive Officer

Kevin L. Beebe
Group President-Communications

Michael T. Flynn
Group President-Chief Information Officer

Jeffrey H. Fox
Group President-Information Services

Francis X. Frantz
Executive Vice President-External Affairs,
General Counsel and Secretary

Jeffery R. Gardner
Senior Vice President-Chief Financial Officer

Keith A. Kostuch
Senior Vice President-Strategic Planning

C.J. Duvall
Senior Vice President-Human Resources

Sharilyn Gasaway
Controller

Scott H. Settelmyer
Treasurer

---

[1] Executive Committee
[2] Governance Committee
[3] Audit Committee
[4] Compensation Committee
[5] Pension Trust Investment Committee

INVESTOR INFORMATION

Corporate Headquarters
ALLTEL Corporation
One Allied Drive
Little Rock, Arkansas 72202
www.alltel.com.

Investor Relations
Information requests from investors, security analysts and other members of the investment community should be addressed to:

Investor Relations Department
ALLTEL Corporation
One Allied Drive
Little Rock, Arkansas 72202
toll-free 877.4.INFO.AT (877.446.3628)

Common Stock Price and Dividend Information
Ticker Symbol   AT
Newspaper Listing   ALLTEL

Year	Qtr.	Market Price			Dividend Declared
		High	**Low**	**Close**	
2002	4th	$56.28	$39.19	$51.00	$.35
	3rd	$47.99	$35.33	$40.13	$.34
	2nd	$56.35	$43.55	$47.00	$.34
	1st	$63.25	$52.15	$55.55	$.34
2001	4th	$65.15	$56.90	$61.73	$.34
	3rd	$65.15	$54.57	$57.95	$.33
	2nd	$61.30	$50.01	$61.26	$.33
	1st	$68.69	$49.43	$52.46	$.33

The common stock is listed and traded on the New York and Pacific stock exchanges. The above table reflects the range of high, low and closing prices as reported by Dow Jones & Company, Inc.

As of December 31, 2002, the approximate number of stockholders of common stock including an estimate for those holding shares in brokers' accounts was 254,521.

Internet/Telephone Voting
Stockholders of record may vote their proxies via the internet at http://proxy.georgeson.com or by phone toll-free at 1-877-816-0833. Instructions are shown on the top of your proxy voting card. Stockholders may also consent to electronic delivery of future annual reports and proxy statements.

If a brokerage firm holds your shares, you also may be eligible to vote via the Internet or by telephone. Consult your broker for voting instructions and to find out if electronic access to www.alltel.com. annual reports and proxy statements is available to you.

Annual Report on Form 10-K Requests
The 2002 Annual Report on Form 10-K filed with the Securities and Exchange Commission is available electronically from the Company's web site at www.alltel.com.

Toll-free Investor Information Line
Call 877.4INFO.AT (877.466.3628) for an automatic connection to ALLTEL's investor relations and shareholder services departments, recent news releases, stock quotes and answers to frequently asked questions.

Transfer Agent, Registrar and Dividend Disbursing Agent
General questions about accounts, stock certificates or dividends should be directed to:

Wachovia Bank, N.A.
Customer Service
1525 West W.T. Harris Blvd. 3C3
Charlotte, North Carolina 28288-1153
toll-free 888.243.5445

Dividend Reinvestment and Stock Purchase Plan
ALLTEL offers a Dividend Reinvestment and Stock Purchase Plan for registered common stockholders. In addition to reinvesting dividends, the plan allows participants to invest cash toward the purchase of ALLTEL common stock. Additional information about dividend reinvestment may be obtained from the Agent, First Union National Bank.

Electronic Dividend Deposit
ALLTEL offers Electronic Dividend Deposit to registered common stockholders. Electronic deposit allows dividend payments to be automatically deposited into a checking or savings account and eliminates the inconvenience of delayed or lost dividend checks. More information about Electronic Dividend Deposit may be obtained from the Agent, Wachovia Bank.

For the latest news about ALLTEL, visit our Web site at www.alltel.com
Investor relations information, including stock quotes, charts graphing ALLTEL's stock trading activity, financial reports and SEC filings, recent news releases and company presentations, is available on our Web site at www.alltel.com.

Registered stockholders may also access their stock account by clicking on Shareholder Services at www.alltel.com/investors.

ALLTEL CORPORATION CORPORATE GOVERNANCE BOARD GUIDELINES
(as adopted, effective April 20, 1995,
and amended effective January 24, 2002 and January 23, 2003)

1. Board Duties and Responsibilities

The Board's duties and responsibilities are to select, compensate, and evaluate ALLTEL's Chief Executive Officer and other members of ALLTEL's senior management and to monitor and provide oversight to that management, on behalf of ALLTEL's stockholders, related to the business and affairs of ALLTEL.

2. Board Committees

The current five Committees are Audit, Compensation, Governance, Executive, and Pension Trust Investment. The Compensation Committee also acts as the Equity Incentive Committee. The principal powers and responsibilities of these Committees are outlined on Exhibit A. There may, from time to time, be occasions when the Board may want to form a new Committee, disband a current Committee, or modify the powers and responsibilities of a Committee. In those instances, the Governance Committee is responsible for evaluating the proposed change and submitting any related recommendation to the Board.

3. Assignment of Committee Members

The Governance Committee is responsible, after consultation with the Chairman of the Board and the Chief Executive Officer and after giving due consideration to the desires of individual Board members, for recommending to the Board the assignment of Board members to various Committees. Each Committee member must satisfy any criteria imposed on members of the Committee to which he or she is assigned that are specified in the New York Stock Exchange Rules and any other statute or regulation applicable to ALLTEL from time to time.

4. Frequency and Length of Committee Meetings

The Committee Chairman, in consultation with Committee members, should determine the frequency and length of the meetings of the Committee.

5. Committee Agenda

The Chairman of the Committee, in consultation with the appropriate members of the management and its staff, should develop the Committee's agenda.

6. Selection of Agenda Items for Board Meetings

The Chairman of the Board and the Chief Executive Officer should establish the agenda for each Board meeting. Each Board member should be free to suggest the inclusion of item(s) on the agenda.

7. Board Materials Distributed in Advance

Information and data that are important to the Board's understanding of ALLTEL's business should be distributed in writing to the Board before the Board meets. The Management is responsible for insuring that this material is as brief as possible while still providing the desired information.

8. Board Presentations

Except for those occasions when the subject matter is too sensitive to put on paper, written presentations on specific subjects to be covered at a Board meeting should be sent to the Board members in advance of the meeting so that Board meeting time may be conserved and discussion time focused on questions that Board members have about the material.

9. Regular Attendance of Non-Directors at Board Meetings

The Board agrees with the regular attendance at each Board meeting of non-Board members who are officers of ALLTEL. Should the Chief Executive Officer want to add additional people as attendees on a regular basis, the Chief Executive Officer should obtain the Board members' concurrence before doing so.

10. Executive Sessions of Non-Management Directors

The non-management directors of the Board must meet at regularly scheduled executive sessions without management. The Chairman of the Governance Committee should collaborate with the Board to establish the frequency and location of these meetings and the procedure, if any, by which a presiding Board member will be selected for each executive session.

11. Board Access to Management and Independent Advisors

Board members should have complete access to the management and such independent advisors as the Board determines are necessary to discharge the Board's duties and responsibilities. Board members should use judgment to be sure that their access to management, when utilized with respect to any matter other than routine Committee matters, is not distracting to ALLTEL's business and, if in writing, is copied to the Chairman of the Board and the Chief Executive Officer. Furthermore, the Board encourages the management to bring managers into Board meetings, from time to time, who: (a) can provide additional insight into matters being discussed because of personal involvement in those matters and (b) represent managers with future potential that the management believes should be given exposure to the Board.

12. Board Compensation

The Chief Executive Officer should report once a year to the Compensation Committee on the status of ALLTEL Board compensation (both in form and amount) in relation to similar U.S. companies. The Compensation Committee should initiate suggested changes in Board compensation for full discussion and concurrence by the Board.

13. Size of Board

The Board believes the minimum number of Board members should be nine and the optimal number of Board members is 12 to 15.

14. Mix of Management and Non-Management Directors

The Board believes that there should be a majority of non-management directors on the ALLTEL Board. The Board is willing to have members of the management, in addition to the Chairman of the Board and the Chief Executive Officer, as directors, but the Board believes that the management should encourage senior managers to understand that Board membership is not necessary or a prerequisite to any higher position in the management. Officers of ALLTEL other than the Chairman of the Board and the Chief Executive Officer currently attend Board meetings on a regular basis even though they are not members of the Board.

15. Independence of Directors

At least a majority of directors must be independent. A director is "independent" when he or she satisfies the definition of "independent" specified from time to time in the New York Stock Exchange Rules and any other statutory or regulatory definition of "independent" that is applicable from time to time.

16. Former Chief Executive Officer's Board Membership

When the Chief Executive Officer resigns from that position, he or she should offer to resign from the Board at the same time. Whether the individual continues to serve on the Board is a matter for decision at that time by the Governance Committee and the new Chief Executive Officer.

17. Board Membership Criteria

The Governance Committee is responsible for periodically reviewing with the Chairman of the Board and the Chief Executive Officer the appropriate skills and characteristics required of Board members in the context of the composition of the Board and an assessment of the needs of the Board from time to time.

18. Selection and Orientation of New Directors

The Board is responsible for selecting its own members and conducting, with the assistance of the management, an orientation process to familiarize each new director with ALLTEL and his or her duties and responsibilities. The Board delegates the screening process for new directors and for the orientation process to the Governance Committee with the direct input from the Chairman of the Board and the Chief Executive Officer.

19. Extending Invitation to Join Board

Each invitation to join the Board should be extended by the Board itself, through the Chairman of the Governance Committee and the Chairman of the Board or the Chief Executive Officer.

20. Directors Who Change Job Responsibility

A director whose job responsibility changes in any material respect from the job responsibility the director held when elected to the Board should direct an offer to resign from the Board to the Chairman of the Governance Committee. Such a director should not necessarily leave the Board, but the Board, through the Governance Committee, should review with the Chairman of the Board and the Chief Executive Officer the continued appropriateness of Board membership under these circumstances.

21. Term Limits

The Board does not believe it should establish term limits for Board members. Although term limits could help insure that there are fresh ideas and viewpoints available to the Board, term limits have the disadvantage of losing the contribution of directors who have been able to develop, over time, increasing insight into ALLTEL and its operations and, therefore, provide an increasing contribution to the Board as a whole. The Governance Committee, in consultation with the Chief Executive Officer and the Chairman of the Board, should review each director's continuation on the Board at least every three years.

22. Retirement Age

The Board believes the retirement policy for directors specified in Article X of ALLTEL's Bylaws is appropriate. Under Article X of the Bylaws, a person may not be elected a director in or after the calendar year in which that person attains the age of 70 or be entitled to serve as a director beyond the annual meeting of stockholders next following that person's attainment of the age of 70.

23. Evaluation of Chief Executive Officer

The Compensation Committee should make an annual evaluation of the Chief Executive Officer based on objective criteria, including performance of the business, accomplishment of long-term strategic objectives, and development of the management. The evaluation should be used by the Compensation Committee in determining the compensation of the Chief Executive Officer.

24. Chief Executive Officer Succession Planning

The Chief Executive Officer should make an annual report to the Board on succession planning, including, on a continuing basis, the Chief Executive Officer's recommendation as to one or more potential successors (or criteria, standards, or other considerations the Chief Executive Officer believes should be considered in selecting a successor) should the Chief Executive Officer unexpectedly die, become disabled, or resign.

25. Annual Performance Evaluation and Continuing Education

The Board should conduct a self-evaluation at least annually to determine whether it and its Committees are functioning effectively and whether any director continuing education conducted during the prior year is worthwhile and effective. Each self-evaluation should be coordinated by the Chairmen of the Committees.

26. Board Interaction With Institutional Investors, the Press, Customers, Etc.

The Board believes that the management speaks for ALLTEL. Individual Board members may, from time to time, meet or otherwise communicate with various constituencies that are involved with ALLTEL, but Board members should do this with the prior knowledge of the management and, in most instances, only at the request of the management. In no instance should a non-management Board member purport to speak for ALLTEL, except with the prior approval of the Board.

Audit Committee

- Performs the responsibilities specified in the Audit Committee Charter, adopted April 20, 2000, as amended January 23, 2003 and thereafter from time to time by the Board.

Compensation Committee (and Equity Awards Committee)

- Performs the responsibilities specified in the Compensation Committee Charter, adopted effective January 23, 2003, as amended from time to time by the Board.

Governance Committee

- Performs the responsibilities specified in the Compensation Committee Charter, adopted effective January 23, 2003, as amended from time to time by the Board.

Executive Committee

- Performs the powers specified in Article XIII of ALLTEL's Bylaws.

Pension Trust Investment Committee

- Establishes the investment policies and strategies related to the assets of the ALLTEL Master Trust.

- Appoints investment managers for the ALLTEL Master Trust and monitors and reviews their investment performance.

- Establishes the investment policies and strategies related to ALLTEL's defined contribution plans, including selecting and reviewing the investment funds made available to participants thereunder.

- Monitors communications with Section 401(k) plan participants concerning investor education information.

ALLTEL CORPORATION
AUDIT COMMITTEE OF BOARD OF DIRECTORS

AMENDED AND RESTATED AUDIT COMMITTEE CHARTER
(as adopted effective January 23, 2003)

Organization

The Audit Committee (the "Committee") of the Board of Directors of ALLTEL Corporation ("ALLTEL") shall be appointed by the Board of Directors and shall consist of at least three directors, each of whom must satisfy any criteria imposed on members of the Committee that are specified in the New York Stock Exchange ("NYSE") Rules, the rules of the Securities and Exchange Commission (the "SEC"), and any other statute or regulation applicable to ALLTEL from time to time.

Statement of Policy

The Committee shall provide assistance to the Board of Directors in fulfilling its oversight responsibility related to ALLTEL's financial statements and financial reporting process, systems of internal accounting and financial controls, independent auditors' engagement and qualifications, internal audit function, the annual independent audit of ALLTEL's financial statements, and legal compliance and ethics programs as established by the ALLTEL management and the Board of Directors. In so doing, the Committee shall be responsible for maintaining free and open communication among the Committee, ALLTEL's independent auditors, internal auditors, and the ALLTEL management. In discharging its responsibilities, the Committee is empowered to investigate any matter with full access to all books, records, facilities, and personnel of ALLTEL and the power to engage independent counsel and other advisors that the Committee determines necessary to discharge its duties and responsibilities. The Committee shall be entitled to obligate ALLTEL to pay the fees and expenses of independent auditors for rendering or issuing an audit report and of any outside professionals engaged by the Committee in accordance with this charter.

Responsibilities and Processes

The primary responsibility of the Committee is to oversee ALLTEL's financial reporting process on behalf of the Board of Directors and report the results of these activities to the Board of Directors. The ALLTEL management is responsible for preparing ALLTEL's financial statements, and ALLTEL's independent auditors are responsible for auditing those financial statements. The Committee believes its policies and procedures in carrying out its responsibilities should be flexible in order to best respond to changing conditions and circumstances.

The principal recurring processes of the Committee in carrying out its oversight responsibilities are set forth below:

- The Committee shall maintain a clear understanding with ALLTEL's management and ALLTEL's independent auditors that the independent auditors engaged to prepare or issue an audit report on the financial statements of ALLTEL are accountable to the Committee. The Committee shall be directly responsible for the appointment, compensation, oversight, and replacement of the independent auditors.

- The Committee shall, no less frequently than annually, review and approve the engagement of the independent auditors to audit the annual consolidated financial statements of ALLTEL. To the extent required by law, the Committee shall approve in advance all services to be performed by the independent auditors, except that the Committee may delegate the authority to grant the pre-approval of non-audit services to one or more of its members, whose decision related to any such pre-approval shall be presented to the Committee at its next meeting.

- The Committee shall ensure that ALLTEL's independent auditors submit to the Committee, on a periodic basis, a formal written statement delineating all relationships between the independent auditors and ALLTEL. The Committee shall set clear policies for the hiring by ALLTEL of employees or former employees of the independent auditors. The Committee also shall actively engage in a dialogue with the independent auditors with respect to any disclosed relationships or services that may affect the objectivity and independence of the independent auditors and shall take appropriate action in response to the independent auditors' report to satisfy itself of the independent auditors' independence.

- The Committee shall discuss with ALLTEL's internal auditors and ALLTEL's independent auditors the overall scope and plans for their respective audits, including the adequacy of resources dedicated to those audits. The Committee also shall discuss with ALLTEL's management, internal auditors, and independent auditors the adequacy and effectiveness of ALLTEL's accounting and financial controls, including the policies to assess and manage business risk, and ALLTEL's legal and ethical compliance programs. The Committee shall meet separately with ALLTEL's internal auditors and independent auditors, both with and without ALLTEL management present, to discuss the results of the auditors' examinations, including any audit problems and difficulties and management's response.

- The Committee shall review ALLTEL's interim financial statements with ALLTEL's management and independent auditors prior to the filing of ALLTEL's Quarterly Report on Form 10-Q. The Committee shall discuss the results of the quarterly review and any other matters required to be communicated to the Committee by the independent auditors under generally accepted auditing standards, the federal securities laws, and the requirements of the NYSE

- The Committee shall review with ALLTEL's management and independent auditors the financial statements to be included in ALLTEL's Annual Report on Form 10-K (or the annual report to stockholders if distributed prior to the filing of Form 10-K), including the independent auditors' judgment about the quality, not just acceptability, of accounting principles, the reasonableness of significant judgments, and the clarity of the disclosures in the financial statements. The Committee shall discuss the results of the annual audit and any other matters required to be communicated to the Committee by ALLTEL's independent auditors under generally accepted auditing standards, the federal securities laws, and the requirements of the NYSE and of the SEC. The Committee also shall approve the annual audited financial statements and recommend to the Board of Directors whether those financial statements should be included in ALLTEL's Annual Report on Form 10-K.

- The Committee shall discuss with the ALLTEL management and the independent auditors ALLTEL's policy for earnings press releases, as well as for guidance and other financial information provided to analysts, rating agencies, and other constituencies in the investment community.

- The Committee shall establish procedures for the receipt, retention, and treatment of complaints received by ALLTEL regarding accounting, internal accounting controls or auditing matters, and the confidential, anonymous submission by ALLTEL employees of concerns regarding questionable accounting or auditing matters.

- In connection with each Form 10-Q and Form 10-K report, the Committee shall discuss with the ALLTEL management and the independent auditors the most recent evaluation of ALLTEL's disclosure controls and procedures and any assessment or attestation of ALLTEL's internal controls that is required to be disclosed in each such periodic report.

- On an annual basis, the Committee shall obtain and review a report from the independent auditors regarding the independent auditors' internal quality-control procedures; any material issues raised by the most recent internal quality-control review (or peer review) of the firm, or by any inquiry or investigation by governmental or professional authorities, within the preceding five years, respecting one or more independent audits carried out by the firm; and any steps taken to deal with any such issues.

C-2

- The Committee shall issue annually any Committee report regarding the audited financial statements of ALLTEL and the independent auditors that is required by the rules of the SEC to be included in ALLTEL's proxy statement.

- The Committee shall review with the Board of Directors any issues that arise with respect to the quality or integrity of ALLTEL's financial statements, ALLTEL's compliance with legal or regulatory requirements, the performance and independence of ALLTEL's independent auditors, or the performance of the internal audit function.

- The Committee shall review and reassess, at least annually, this charter, the performance of the Committee and obtain the approval of the Board of Directors to any changes to this charter or the Committee determined appropriate by the Committee.

- The Committee shall undertake all further actions and discharge all further responsibilities imposed upon the Committee from time to time by applicable rules of the SEC and the NYSE and any other statute or regulation applicable to ALLTEL from time to time.

ALLTEL CORPORATION
BOARD OF DIRECTORS

COMPENSATION COMMITTEE CHARTER
(as adopted, effective January 23, 2003)

Organization

The Compensation Committee (the "Committee") of the Board of Directors of ALLTEL Corporation ("ALLTEL") shall be appointed by the Board of Directors and shall consist of at least three directors, each of whom must be "independent," as defined in paragraph 15 of ALLTEL's Corporate Governance Board Guidelines, as amended, and satisfy any other criteria for membership that are specified in the New York Stock Exchange Rules and any other statute or regulation applicable to ALLTEL from time to time. The Committee shall be subject to the provisions of ALLTEL's Bylaws relating to committees of the Board of Directors, including those provisions relating to removing committee members and filling vacancies.

Statement of Policy

The Committee shall provide assistance to the Board of Directors in fulfilling its oversight responsibility related to the compensation programs, plans and awards for directors and principal officers. The Committee also acts as the Equity Incentive Committee.

Powers and Responsibilities

In discharging its appointment from the Board of Directors, the Committee will:

• Annually review and approve goals and objectives relevant to Chief Executive Officer (CEO) compensation that are consistent with ALLTEL's corporate governance principles.

• Annually evaluate the CEO's performance in light of those goals and objectives, and set the CEO's compensation level based on this evaluation.

• In determining the long-term incentive component of CEO compensation, consider objective criteria, including ALLTEL's performance and relative shareholder return, the value of similar incentive awards to CEOs at comparable companies, and the awards given to the CEO in past years.

• Annually review and make recommendations to the Board of Directors with respect to the compensation of all directors and principal officers, including incentive-compensation plans and equity-based plans.

• Have the sole authority to retain and terminate any compensation consultant to be used to assist in the evaluation of director, CEO, or principal officer compensation and to approve the consultant's fees and other retention terms.

• Review and approve any equity-based compensation plans that are not required by the New York Stock Exchange Rules or any other statute or regulation applicable to ALLTEL from time to time to be approved by ALLTEL's stockholders.

• Issue an annual report on executive compensation for inclusion in ALLTEL's proxy statement in accordance with applicable rules and regulations.

• Review and assess annually this Charter and the performance of the Committee and obtain the approval of the Board of Directors of any recommended changes to the Charter or the Committee.

• Have the authority to investigate matters with full access to all books, records, facilities, and personnel of ALLTEL and the power to retain outside professionals for this purpose.

• Undertake all further actions and discharge all further responsibilities imposed upon the Committee from time to time by applicable rules of the Securities and Exchange Commission, the New York Stock Exchange and any other statute or regulation applicable to ALLTEL from time to time.

**ALLTEL CORPORATION
BOARD OF DIRECTORS**

**GOVERNANCE COMMITTEE CHARTER
(as adopted, effective January 23, 2003)**

Organization

The Governance Committee (the "Committee") of the Board of Directors of ALLTEL Corporation ("ALLTEL") shall be appointed by the Board of Directors and shall consist of at least three directors, each of whom must be "independent," as defined in paragraph 15 of ALLTEL's Corporate Governance Board Guidelines, as amended (the "Guidelines"), and satisfy any other criteria for membership that are specified in the New York Stock Exchange Rules and any other statute or regulation applicable to ALLTEL from time to time. The Committee shall be subject to the provisions of ALLTEL's Bylaws relating to committees of the Board of Directors, including those provisions relating to removing committee members and filling vacancies.

Statement of Policy

The Committee shall provide assistance to the Board of Directors in the manner specified in the Guidelines.

Powers and Responsibilities

In connection with performing its powers and responsibilities specified in the Guidelines, the Committee will:

• Review with the Chairman of the Board of Directors and Chief Executive Officer the criteria for the skills and characteristics required of Board members in the context of the composition and needs of the Board of Directors from time to time, identify individuals qualified to become members of the Board of Directors, and recommend director nominees to the Board of Directors for the next annual meeting of shareholders.

• Have the sole authority to retain and terminate search firms to be used to identify director candidates and to approve the search firms' fees and other retention terms.

• Periodically review and assess the Guidelines and recommend any proposed changes to the Board of Directors for approval.

• Oversee an annual evaluation of the Board of Directors and its Committees and of any director continuing education conducted during the prior year.

• Review and assess annually this Charter and the performance of the Committee and obtain the approval of the Board of Directors of any recommended changes to this Charter or the Committee.

• Have the authority to investigate matters with full access to all books, records, facilities, and personnel of ALLTEL and the power to retain outside professionals for this purpose.

• Undertake all further actions and discharge all further responsibilities imposed upon the Committee from time to time by applicable rules of the Securities and Exchange Commission, the New York Stock Exchange, and any other statute or regulation applicable to ALLTEL from time to time.



2003 Annual Meeting of Stockholders
Thursday, April 24, 2003
11:00 a.m. local time
ALLTEL Arena
Meeting Room 1B
One ALLTEL Arena Way
(Washington Street Box Office Entrance)
North Little Rock, Arkansas

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TELEPHONE VOTING
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Visit the Internet voting website at **http://proxy.georgeson.com.** Enter the COMPANY NUMBER **and** CONTROL NUMBER shown below and follow the instructions on your screen. You will incur only your usual Internet charges. Available until 5 pm Eastern Time April 23, 2003.

VOTING BY MAIL
Simply mark, sign and date your proxy card and return it in the postage-paid envelope. If you are voting by telephone or the Internet, please do not mail your proxy card.

COMPANY NUMBER   CONTROL NUMBER

TO VOTE BY MAIL, PLEASE DETACH PROXY CARD HERE

 **Please mark votes as in this example.**

This proxy, when properly executed, will be voted in the manner directed below. If no direction is made, this proxy will be voted "FOR" Proposal 1 and "AGAINST" Proposal 2.

ALLTEL's Board of Directors recommends a vote "FOR" Proposal 1.   **ALLTEL's Board of Directors recommends a vote "AGAINST" Proposal 2.**

1. Election of Directors (see reverse)
    For, except vote withheld from the following nominee(s):   FOR   WITHHOLD

    ☐   ☐

2. Stockholder Proposal – Employment Opportunity Policy   FOR   AGAINST   ABSTAIN

    ☐   ☐   ☐

DATE:_____, 2003

_____

SIGNATURE(S)
IMPORTANT: Please sign exactly as your name(s) appear(s). When shares are held by joint tenants, both should sign. When signing as attorney, executor, administrator, trustee or guardian, please give full title as such. If a corporation, please sign in full corporate name by President or other authorized officer. If a partnership, please sign in partnership name by authorized person.

TO VOTE BY MAIL, PLEASE DETACH PROXY CARD HERE

PROXY

ALLTEL CORPORATION

This Proxy is Solicited on Behalf of the Board of Directors
for the Annual Meeting of Stockholders on April 24, 2003

The undersigned hereby appoints Scott T. Ford and Francis X. Frantz, or either of them, with full power of substitution, as proxies to vote all of the undersigned's shares of voting stock at the Annual Meeting of Stockholders on April 24, 2003, and at any adjournments thereof, in accordance with and as more fully described in the Notice of Annual Meeting and the Proxy Statement, receipt of which is acknowledged.

Election of Directors, Nominees:
Joe T. Ford, Dennis E. Foster, John P. McConnell, Josie C. Natori, Fred W. Smith

You are encouraged to specify your choices by marking the appropriate boxes on the reverse side, but you need not mark any boxes if you wish to vote in accordance with the Board of Directors' recommendations.